                                                 Registration No. 333-70749
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------
                                    FORM S-6

                         Pre-Effective Amendment No. 1
                                      to
                             Registration Statement
                                     Under
                             SECURITIES ACT OF 1933

                         -----------------------------
                              SEPARATE ACCOUNT VL
                             (Exact Name of Trust)

                     FIRST VARIABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           2122 York Road, Suite 300
                            Oak Brook, IL 60523-1930
         (Complete Address of Depositor's Principal Executive Offices)

                         -----------------------------

ARNOLD R. BERGMAN                                Copy To:
Vice President, General Counsel & Secretary      THOMAS C. LAUERMAN, Esq.
First Variable Life Insurance Company            Freedman, Levy, Kroll & Simonds
2122 York Road, Suite 300                        1050 Connecticut Avenue, N.W.
Oak Brook, IL 60523-1930                         Washington, D.C. 20036

(630) 684-9270                                   (202) 457-5106
(Name and Address of Agent for Service)


Title and Amount of Securities being Registered:
     An indefinite amount of interests under flexible premium variable life insurance policies.

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET


Item No. in
Form N-8 B-2                                        Location
------------                                        --------
1, 2                              Caption in Prospectus Cover, First Variable
                                  Life Insurance Company, The Separate Account

3                                 Inapplicable

4                                 Distribution and Other Agreements

5, 6                              The Separate Account

7                                 Inapplicable

8                                 Financial Statements

9                                 Policy Benefits and Values, Death Benefit,
                                  Optional Additional Benefit Riders, Legal
                                  Proceedings

10 (a), (b), (c), (d), (e)        Highlights, Surrender and Withdrawals,
                                  Surrender Withdrawals, Transfers Among
                                  Investment Options, Maturity Proceeds, Lapse
                                  and Reinstatement, Determination of Account
                                  Value, Other Provisions of the Policy, The
                                  Policies, Your Investment Options

10 (f)                            Voting Rights, Other Provisions of the Policy

10 (g), (h)                       Transfers Among Investment Options

10 (i)                            Mixed and Shared Funding, Policy Benefits and
                                  Values, Other Provisions of the Policy

11, 12                            The Separate Account, Your Investment Options

                                  The Available Options
13 Highlights, Other Charges and Deductions (not currently charged), Elimination, Reduction, or
                                  Refund of Charges and Deductions, Increases in
                                  Bonuses

14, 15                            Application and Issuance of a Policy, Free
                                  Look Right, Delayed Investment Allocation Date

16                                Premiums, Allocation of Premiums,
                                  Determination of Account Value

17                                Surrenders and Withdrawals, Payment of
                                  Proceeds

18                                Our Taxation, Income Tax Treatment of Policy
                                  Benefits, Determination of Account Value, The
                                  Separate Account, The Available Options, The
                                  Policies, More About Charges and Deductions

19                                Reports and Records, Advertising Practices,
                                  Other Provisions of the Policy

20                                See 10 (g) & 10 (h)

21                                Regular Loans and Preferred Loans, The
                                  Policies

22, 23, 24                        Inapplicable

25                                First Variable Life Insurance Company

26                                Inapplicable

Prospectus                                                             [Date]
                               CAPITAL LEGACY VUL
                      JOINT SURVIVORSHIP FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES
                                   Issued by
                     FIRST VARIABLE LIFE INSURANCE COMPANY


Our Marketing and Executive Office:    Our Variable Service Center:    Or, for express deliveries;
2122 York Road                         P.O. Box 1317                   4200 University, Suite 200
Oak Brook, IL  60523                   Des Moines, IA  50305-1317      Des Moines, IA 50309
Automated Information Line:            (800) 845-0689
(800)-59-FUNDS


The Policy described in this prospectus provides life insurance coverage that is payable upon the death of a Surviving Insured. The Policy also permits you to accumulate Account Value based on the premiums you pay, the charges and expenses of the Policy, and the investment results of the underlying investment options. You have the flexibility to adjust the amount and frequency of premium payments and the level of life insurance provided under the Policy.

You choose the form of death benefit from one of two options. Generally, the death benefit amount is either equal to the Face Amount shown in the Policy (Death Benefit Option A), or an amount equal to the Face Amount plus the Account Value (Death Benefit Option B).

You may allocate your premiums and your Policy's Account Value among nineteen different investment options, or to our Fixed Account. The investment options are available through our segregated asset account called Separate Account VL (the "Separate Account"). The Separate Account invests in selected portfolios of eight mutual funds. The portfolios currently available under the Policy are:

------------------------------------------------------          -------------------------------------------------------------
    Mutual Fund                  Portfolio                             Mutual Fund                    Portfolio
------------------------------------------------------          -------------------------------------------------------------
    AIM Variable     .  V.I. Capital Appreciation                  Lord Abbett Series    .  Growth & Income
  Insurance Funds,   .  V.I. Growth                                 Fund Inc. ("LA")
    Inc. ("AIM")
------------------------------------------------------          -------------------------------------------------------------
  American Century   .  V.P. Value                                    MFS Variable       .  Growth Series
     Variable                                                        Insurance Trust     .  Growth with Income Series
  Portfolios, Inc.                                                       ("MFS")         .  New Discovery Series
      ("ACS")                                                                            .  Seeks capital appreciation
------------------------------------------------------
 BT Insurance Funds  .  Equity 500 Index                           Variable Investors    .  Small Cap Growth
    Trust ("BT")     .  Small Cap Index                           Series Trust ("VIST")  .  World Equity
                                                                                         .  Growth
                                                                                         .  Matrix Equity sector weighted
                                                                                              equities
                                                                                         .  Growth & Income
                                                                                         .  Multiple Strategies
                                                                                              Stocks, bonds & cash
                                                                                         .  U.S. Gov't Bond
------------------------------------------------------          -------------------------------------------------------------
      Federated      .  Prime Money Fund II
  Insurance Series
       ("FIS")
------------------------------------------------------
 Templeton Variable  .  International (class 2 shares)
   Products Series
     Fund ("FT")
------------------------------------------------------


               -----------------------------------------------------------------------------
                                    SEPARATE ACCOUNT INVESTMENT OPTIONS
--------------------------------------------------------------------------------------------
                                                                            Federated
Mutual                  Variable Investors Series Trust ("VIST")         Insurance Series
Fund                                                                          ("FIS")
============================================================================================
               Small Cap     Growth     Growth &        Multiple           Prime Money
                Growth                   Income        Strategies            Fund II
  Portfolios   -----------------------------------------------------------------------------
                Matrix        World       High       U.S. Government
                Equity       Equity      Income           Bond
                                          Bond
-------------------------------------------------------------------------


We guarantee to keep your Policy in force for a minimum period as long as you pay certain Minimum Monthly Premium amounts. The guarantee period depends on the Age of the insured persons when we issue the Policy, and will be 5 years or age 70 of the older insured, whichever occurs later.

Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus is accompanied by the current prospectuses of the Funds. All prospectuses should be read and retained for future reference.

We have not authorized any person to give any information not contained in this prospectus (or in any sales literature we have approved.) We do not offer the policies everywhere, and this prospectus does not constitute an offer anywhere that it would be unlawful. In certain jurisdictions, various time periods and other terms and conditions may vary from what is described in this prospectus. Any such variations that apply to your policy will be included in the policy or a related rider or endorsement.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
DEFINITIONS
HIGHLIGHTS
FIRST VARIABLE LIFE INSURANCE COMPANY
THE SEPARATE ACCOUNT
YOUR INVESTMENT  OPTIONS
The Available Options
Transfers Among Investment Options
   Mixed and Shared Funding
MORE ABOUT CHARGES AND DEDUCTIONS
   Monthly Deductions
   Daily Deductions
   Surrender Charge
 Fund Expenses
 Other Charges and Deductions (Not Currently Charged)
 Elimination, Reduction, or Refund of Charges and Deductions;
  Increases in Bonuses
 Purposes of Policy Charges
THE POLICIES
   Application and Issuance of a Policy
   Premiums
   Allocation of Premiums
 Telephone Transactions
POLICY BENEFITS AND VALUES
 Death Benefit
 Premium Value Bonuses and Cash Value Bonuses
 Optional Additional Benefit Riders
     Estate Protection Rider
     Joint Accidental Death Benefit Rider
     Additional Term Insurance on the Insured(s)
     Other Insured Persons Rider
 Determination of Account Value
 Policy Loans
 Surrender and Withdrawals
 Maturity Proceeds
 Lapse and Reinstatement
 Payment of  Proceeds
 Tax Withholding
 Payout Options
 Right to Exchange for a Fixed Benefit Policy
 Right to Exchange for Two Insurance Policies
OTHER PROVISIONS OF THE POLICY
 Suicide Exclusion
 Representations and Contestability
 Misstatement of Age or Sex
 Owner and Beneficiary
 Assignments
 Reports and Records
 Voting Rights
 Suspension of Payments and Transfers
 Nonparticipation in Our Dividends
DISTRIBUTION AND OTHER AGREEMENTS
OUR MANAGEMENT
FEDERAL TAX MATTERS
 General
 Our Taxation
 Income Tax Treatment of Policy Benefits
       Life Insurance
       Acceleration of Death Benefits
       Modified Endowment Contracts
     Exchange for Two Policies
     Other Tax Effects of Policy Changes
     Taxation of Pre-Death Distributions from a Policy that is not a
      Modified Endowment Contract
     Taxation of Pre-Death Distributions from a Policy that is a
      Modified Endowment Contract
 Diversification Requirements
ADVERTISING PRACTICES
LEGAL MATTERS
 State Regulation
 Legal Proceedings
 Counsel
EXPERTS
REGISTRATION STATEMENT
YEAR 2000 ISSUES
APPENDICES

APPENDIX A:  ANNUAL RATES OF RETURN FOR THE SEPARATE ACCOUNT
APPENDIX B:  ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
             CASH SURRENDER VALUES AND ACCUMULATED VALUE OF
             PREMIUMS
APPENDIX C:  FINANCIAL STATEMENTS

                                  DEFINITIONS

Business Day - Each day the New York Stock Exchange is open for regular trading, The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day, Martin Luther King Day, Jr., President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day. Each Business Day ends at the close of regular trading for the day on the exchange, which usually is 4:00 p.m. Eastern time.

Insureds - The two people whose lives are insured under the Policies. Death benefits are payable upon the death of the second of the Insureds to die. We call this person the "Surviving Insured."

Joint Age - The joint equivalent age of the Insureds that is used to calculate the costs and benefits under the Policies. We determine the Joint Age on the Policy Date and it increases by 1 on each Policy Anniversary. The Joint Age will vary by the premium rate classes of the insured.

Policy Anniversary - An anniversary of the Policy Date.

Policy Date - The date the Policy takes effect, as shown on the Owner's Policy data page. Policy Months and Policy Years are measured from this date.

Policy Month - Each one-month period beginning on the Policy Date and generally on the same day of each month after that.

Policy Quarter - One quarter of a Policy Year. The first Policy Quarter begins on the Policy Date and ends on the last Business Day of the third Policy Month.

Policy Year - Each 12-month period beginning on the Policy Date.

Premium Rate Class - An insurance underwriting risk category that is used to determine certain benefits and charges under a Policy. For example, Monthly Minimum Premiums, cost of insurance charges, and Premium Value Bonuses will vary by the premium rate class assigned the Insureds. On the date of this prospectus, we use Preferred, Smoker and Non-Smoker premium rate classes that will differ based on the sex of the Insureds. These classes are further sub-divided into "standard" and "substandard" insurance classes. Charges are generally higher for substandard insurance classes.

                                   HIGHLIGHTS

These highlights discuss certain important aspects of the Policy. The rest of this prospectus explains these and other aspects in greater detail. You should be sure to read the prospectus and the prospectuses of the Funds for more complete information.


How do investment results affect a Policy?

You invest the Account Value under your Policy in one or more of the investment options we offer. Your Account Value increases or decreases by the amount of any positive or negative return it earns in those options. Your Account Value also will decrease by the amount of all charges and deductions we make under your Policy. The Death Benefit we pay under your Policy when the Surviving Insured dies can also vary as a result of the investment results achieved for your Account Value.

Account Value invested in our Separate Account investment options is not guaranteed, and you bear the entire investment risk under those options. Account Value allocated to our Fixed Account, however, is provided with our guarantees of principal and a minimum 4% rate of interest on an annual basis. (Similar guarantees apply to an amount of your Account Value that equals any Policy loans that you take out.)

How much can I (or must I) invest in a Policy?

Payment of the Monthly Minimum Premium amounts specified in the Policy guarantees that the Policy will remain in force for a guarantee period ranging specified in your Policy. The period will be for the later of 5 Policy Years or until the Policy Anniversary on or next following the older insured's age
70.

Planned and unplanned additional premiums may be paid, subject to certain limitations. For example, we will not permit you to pay so much premiums that your Policy would fail to meet the definitions of a life insurance contract under the Internal Revenue Code ("Code").

We may accept a payment of an amount that would, however, cause your Policy to be classified as a "modified endowment contract" for tax purposes.

Payment of large amounts of premium (relative to the amount of insurance coverage) during certain periods of time may cause a Policy to be classified as a "modified endowment contract" under section 7702A of the Code. Under current federal income tax law, any pre-death distributions from a modified endowment contract, or "MEC," including loans, assignments, partial withdrawals and surrenders, will be included in your taxable income on an income first basis, and a 10% penalty tax will be imposed on any such income distributed before you attain age 59-1/2.

Will I have access to my Account Value?

You may borrow up to 90% of your Policy's Cash Surrender Value, subject to certain limitations. (Cash Surrender Value is your Account Value less any loan, less any accrued loan interest, and less any applicable Surrender Charges.) You may surrender (i.e., cancel) your Policy at any time and we will pay you the Cash Surrender Value. Subject to certain limits, you also may make a partial withdrawal of your Cash Surrender Value after the first Policy Year.

Do I receive special advantages for holding a Policy over a long term?

Your Policy will be eligible for Premium Value Bonuses and Cash Value bonuses after 8 Policy Years.

We have developed a Premium Value Bonus to provide special value to Policy owners who have paid, and continue to pay, amounts equal to the Monthly Minimum Premium times the number of elapsed Policy Months. We will pay the Premium Value Bonuses starting in the 9th Policy Year, based on the amount of premiums you paid that you are not deemed to have withdrawn or borrowed. The amount of a Premium Value Bonus credited each month is based on the premium rate class of the insured persons, the total Monthly Minimum Premium you have paid at that time (and not deemed to have withdrawn or borrowed) and the Premium Value Bonus percentages then in effect. The Premium Value Bonus percentage currently is calculated at an annual rate of 5% of the Policy's Monthly Minimum Premium for Preferred, Non-Smoker and Smoker premium rate classes. We may change the Premium Value Bonus percentage rates at any time, but the annual rate will not be less than 3% for Preferred, Non-Smoker and Smoker standard premium rate classes.

In addition to the Premium Value Bonus, a Cash Value Bonus is also scheduled to be paid monthly starting in the 9th Policy Year, based on your then current Account Value (net of Policy loans and interest thereon) and the Cash Value Bonus percentage then in effect. The Cash Value Bonus annual percentage currently ranges from .30% for a Policy with Account Value (net of Policy loans and interest thereon) of more than $200,000 at the start of the applicable Policy Year, to 0.20 % if such value is $100,000 up to $200,000, to 0.10% if such value is $25,000 or more (but less than $100,000), to 0% if such value is less than $25,000.

The Cash Value bonus is currently scheduled to increase after the 20th Policy Year to .75% for Policies with an Account Value (net of Policy loans and interest thereon) at the start of the applicable year of more than $200,000, to
 .50% if such value is more than $100,000 (up to $200,000), and to .25% if such value is at least $25,000 (but less than $100,000 and 0% if such value is less than $25,000).

Because we do not guarantee any minimum Cash Value percentage, we could terminate or reduce Cash Value Bonuses at any time.

The Premium Value and Cash Value Bonuses will not be paid if your state does not permit them. You should check with your sales representative or call our Variable Service Center to confirm the availability of the bonuses.

What general income tax consequences will I have from owning a Policy?

Under current federal tax law, you generally do not pay income tax on increases in your Account Value unless and until there is a total surrender or partial withdrawal. A complete surrender of the Policy will, and a partial withdrawal may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Additional amounts may be taxable if a partial surrender during the first 15 Policy Years results in or is necessitated by a reduction in benefits.

Under current federal tax, you will generally not pay current income tax on the proceeds from any Policy loan. Interest you pay on the loan generally will not be tax deductible, however.

Special rules are applicable to a surrender, withdrawal, loan or transfer of ownership from a Policy classified as a "modified endowment contract" or "MEC".

Death Benefit Proceeds paid to the Beneficiary under the Policy are generally not subject to federal income tax.

Please review the FEDERAL TAX MATTERS section of this prospectus for additional information. We may make any change in a Policy or take any other action in order to comply with applicable state and federal law, including all tax law requirements for treatment as life insurance.

How much do we pay the Policy's Beneficiary when the Surviving Insured person dies?

Upon the death of the Surviving Insured, we will pay the Death Benefit Proceeds to the Beneficiary. The Death Benefit Proceeds are (1) the amount payable under Death Benefit Option A or B (whichever is in effect), (2) minus any outstanding Policy loans and interest thereon, (3) minus any due and unpaid monthly deductions and charges under your Policy, and (4) plus any amounts we owe under the terms of any optional additional benefit riders to your Policy. The Beneficiary may receive the proceeds in a lump sum or in the form of one of our annuity payout options.

What charges and deductions do you make?

The Policy is subject to the following charges and deductions:

Monthly Deductions - composed of the following:

 .  administrative charge - currently $10 each Policy Month (which we may increase to not more than $13 per month);
 .  policy benefit charge - at an annualized rate of 0.30% of your Policy's
   Account Value;
 .  policy fee - based on the Face Amount of the policy, the sex and premium rate class of the Insureds and the Joint Age on the Policy Date;
 .  a cost of insurance charge - based on the sex and premium rate class of the
   Insureds, the Joint Age, Policy Year and amount of coverage; and . any charges for optional additional benefit riders.

Daily Deductions - the charge currently equals an annual rate of 0.90% (which we may increase to not more than 1.20%) of the daily net assets in each Separate Account Investment Option.

Surrender Charge - will be assessed upon termination of your Policy during the first 10 Policy Years. The Surrender Charge varies for each Policy Year during this period. The maximum Surrender Charge is 125% of 12 Monthly Minimum Premiums up to a limit, for standard premium rate classes, of $33.75 per $1,000 of Face Amount. A new set of Surrender Charges is established for the 10-year period following an increase in Face Amount.

Fund Expenses - we purchase shares of the Portfolios of the Funds at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. Accordingly, these expenses reduce the return you earn in our related variable investment options. The total annual expenses of the Portfolios as a percentage of average net assets for the year ended December 31, 1998 were:


               Annual Fund Expenses After Expense Reimbursements

                                              Management          12b-1                 Other Operating                 Total
     Mutual Fund Portfolio                       Fees             Fees                    Expenses                    Expenses*
---------------------------------             ----------          ----                 ---------------                --------
AIM Capital Appreciation                          0.62%              -                      0.05%                      0.67%
AIM Growth                                        0.64%              -                      0.08%                      0.72%
ACS Value                                         1.00%              -                      0.00%                      1.00%
BT Small Cap Index                                0.35%              -                      0.10%                      0.45%
BT Equity 500 Index                               0.20%              -                      0.10%                      0.30%
FIS Prime Money Fund II                           0.50%              -                      0.30%                      0.80%
FT International (Class 2)                        0.69%           0.25%                     0.19%                      1.13%
LA Growth & Income                                0.50%              -                      0.01%                      0.51%
MFS New Discovery Series                          0.90%              -                      0.27%                      1.17%
MFS Growth Series                                 0.75%              -                      0.25%                      1.00%
MFS Growth with Income Series                     0.75%              -                      0.20%                      0.95%
VIST Small Cap Growth                             0.85%              -                      0.50%                      1.35%
VIST World Equity                                 0.70%              -                      0.50%                      1.20%
VIST Growth                                       0.70%              -                      0.32%                      1.02%
VIST Matrix Equity                                0.65%              -                      0.50%                      1.15%
VIST Growth & Income                              0.75%              -                      0.50%                      1.25%
VIST Multiple Strategies                          0.70%              -                      0.45%                      1.15%
VIST High Income Bond                             0.70%              -                      0.50%                      1.20%
VIST U.S. Government Bond                         0.60%              -                      0.25%                      0.85%
----------------------------------------------------------------------------------------------------------------------------------

* "Total Expenses" for the Portfolios before reimbursement by the relevant Fund's investment advisor, for the period ended December 31, 1998, were as follows: 5.22% for the MFS New Discovery Series Portfolio; 1.84% for the VIST Small Cap Growth Portfolio; 1.51% for the VIST World Equity Portfolio; 1.03% for the VIST Growth Portfolio; 1.48% for the VIST Matrix Equity Portfolio; 1.33% for the VIST Growth & Income Portfolio; 1.46% for the VIST High Income Bond Portfolio; and 1.59% for the VIST U.S. Government Bond Portfolio.




Other Expenses - we also have the right to begin making the following additional charges under the Policies (which we have decided not to impose for now):

Premium Charge and Premium Tax Charge - currently none, guaranteed not to exceed 5.00% of each Premium Payment you make.

Transaction Fees - currently none, guaranteed not to exceed $10 guaranteed for each transfer among Investment Options that you make in excess of twelve transfers per Policy Year; and guaranteed not to exceed $10 for any Policy loan.

Additional Transaction Charge - currently none, may be imposed for surrenders you make for the benefit of a third party assignee of the Policy pursuant to section 1035 of the Internal Revenue Code. (See "Surrender Charge.")

Tax Charge - currently none, but we reserve the right to impose charges for other taxes that may be payable and are attributable to the Policies in the future.

                     FIRST VARIABLE LIFE INSURANCE COMPANY


We are a stock life insurance company that was organized under Arkansas law in 1968. We engage principally in the business of variable life insurance, variable annuities, and fixed annuities. We hold licenses to sell insurance in 49 states, the District of Columbia and the U.S. Virgin Islands. Irish Life of North America, Inc. ("ILoNA") owns all of our outstanding stock, and Irish Life & Permanent plc. ("Irish Life & Permanent"), in turn, owns all of ILoNA. Irish Life & Permanent is a leading life and financial services group in Ireland with total assets of over $25 billion at May 1, 1999.

We have an A (Excellent) rating from A.M. Best Company, an independent firm that analyzes insurance carriers. We also have an A+ rating from Standard and Poor's and an AA- rating from Duff & Phelps Credit Rating Co. on claims paying ability. These ratings only reflect the opinion of the rating company on our relative financial strength, and on our ability to satisfy our obligations under the Policies. The ratings do not reflect the investment performance of the Separate Account, or the degree of risk associated with an investment in the Separate Account.


                              THE SEPARATE ACCOUNT

We authorized the establishment of Separate Account VL (the "Separate Account") under Arkansas law on March 6, 1987; and we have registered the Separate Account with the Securities and Exchange Commission ("SEC") as a unit investment trust-type investment company.

The Separate Account's assets belong to us. However, our other creditors could reach only the amount (if any) in the Separate Account that exceeds the current value of our obligations to policyholders who have chosen a Separate Account investment option.

The Separate Account has several different investment options within it. We invest the assets allocated to each investment option in one Portfolio of Funds.

We may add other investment options to the Policies that, in turn, may be invested in other Portfolios of the Funds or in portfolios of other mutual funds. We may restrict these other investment options to customers of specified distributors.

Performance Information

Appendix A to this prospectus sets out the performance record of each portfolio that you can select as an investment option.


                            YOUR INVESTMENT OPTIONS

The Available Options

You may allocate your premium payments and existing Account Value to one or more of our Separate Account investment options and/or to our Fixed Account. The currently available Portfolios for our Separate Account Investment Options are listed on the cover page of this prospectus. More information, including a discussion of potential risks, appears in the current prospectuses for the Funds, which accompany this prospectus. (The prospectuses for the funds may also describe other portfolios that are not available under a Policy.) You should read this prospectus and the prospectuses for the Funds carefully before investing in any Separate Account investment option.

We do not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or if, in our judgment, further investment in the shares should become inappropriate or inadvisable in view of the purpose of the Policies, we may substitute shares of another portfolio or investment vehicle for shares already purchased or to be purchased in the future. We also may, in our discretion, remove Portfolios for transfers or new investments. No substitution of securities may take place without prior approval of the SEC, to the extent required, and in compliance with requirements the SEC may impose.

We may also combine separate account investment options or operate them in any form permitted by law, including a form that allows them to make direct investments.

This prospectus generally describes only the Policy and Separate Account investment options. Because of certain exemptions, interests in our Fixed Account are not registered under the securities laws, nor have we registered the Fixed Account as an investment company. Accordingly, the protections of the federal securities laws do not apply to our Fixed Account. We will credit your Account Values in the Fixed Account with at least a minimum effective rate of interest per year. We may credit additional amounts of "current" interest in our sole discretion. New premium payments and transfers from the Separate Account or Loan Account to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Account Value that has been previously invested in the Fixed Account. We determine current interest rates in advance, and credit interest daily to your Account Value in the Fixed Account.

Transfers Among Investment Options

General Requirements. You may transfer Account Value among investment options by written request or telephone. The minimum amount you may transfer is the lesser of (a) $100 or (b) your entire interest in the applicable investment option. You should mail, fax or express written transfer requests to our Variable Service Center shown on the front cover of this prospectus. You can also request a transfer by phoning 1-800-845-0689.

Transfer requests must clearly specify the amount to be transferred and the investment options affected. All transfer requests made at the same time for Separate Account investment options will be treated as a single request. The transfer will be effective at the prices we next compute after we receive the transfer request at our Variable Service Center.

Unless we consent, transfers from the Fixed Account to other investment options during the first Policy Year cannot total more than 50% of the Fixed Account Value on the Policy Date.

After the first Policy Year, your transfers from the Fixed Account during a Policy Year may not exceed the greater of:

 .  50% of your Fixed Account Value on the immediately preceding Policy
   Anniversary; or
 . 100% of your Fixed Account Value transferred to other investment options during the immediately preceding Policy Year.

We can impose a transaction fee if you make more than 12 "free" transfers in a Policy Year.

Automatic Transfer Programs - You can participate in automatic transfer arrangements, including dollar cost averaging and asset rebalancing programs. You initiate these programs by making a written or telephone request to our Variable Service Center shown on the front cover of this prospectus. We make the automatic transfers on the last business day of whichever of the following intervals you request: quarterly, semi-annually, annually, monthly (for dollar cost averaging only), or at any other interval that we approve. You may request us to cease automatic transfers at any time.

Automatic transfers from the Fixed Account are subject to the restrictions described above in General Requirements (except that, for dollar cost averaging only, you can transfer up to 100% of your Fixed Account Value within one Policy Year if you have selected the monthly interval.) Automatic transfers are not subject to any transaction fee and do not count toward the number of "free" transfers. We currently do not charge you for an automatic transaction program, although we reserve the right to do so in the future.

The dollar cost averaging program permits transfers from the FIS Prime Money Fund II investment option or the Fixed Account to other Separate Account investment options on a regularly scheduled basis. Such systematic transfers may prevent investing too much when the price of securities is high or too little when the price is low. There is no guarantee of this, however. Also, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, you should consider your ability to continue purchases through all phases of the market cycle.

The minimum amount, for each dollar cost averaging transfer, is $100. You must have $1,200 of Account Value in the Prime Money Fund II investment option or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin.

The asset rebalancing program enables you to select the percentage levels of Account Value you wish to maintain in particular investment options. At the intervals you select, we will automatically rebalance your Account Value to maintain the indicated percentages by transfers among the investment options. You must include all of your Account Value allocated to the Separate Account investment options in any asset rebalancing program.

Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work well in concert with the asset rebalancing program. Therefore, you should monitor your use of these programs while the asset rebalancing program is being used.

Restrictions on Transfers. Generally, you may make an unlimited number of transfers in any Policy Year. Frequent requests to transfer, however, may have a detrimental effect on the value of Portfolio shares values held in the Separate Account. We may therefore limit the number of permitted transfers in any Policy Year, or refuse to honor any transfer request for an owner or a group of owners, if:

 .  the purchase or redemption of shares of one or more of the Portfolios is to be restricted because of excessive trading; or . a specific transfer or group of transfers is deemed to have a detrimental effect on Policy Account Value or Portfolio share prices.

We may also at any time suspend or cancel acceptance of third party transfer requests on behalf of a Policyowner; or restrict the Investment Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. We will not impose any restrictions, however, if we have received satisfactory evidence that:

 .  you have appointed the third party to act on your behalf for all financial affairs; or
 . a court of competent jurisdiction has appointed the third party to act on your behalf.

We also reserve the right at any time and without prior notice to otherwise modify, suspend or terminate the transfer privileges.

Automatic Transfers of Small Accounts. We reserve the right, subject to any applicable law, to transfer Account Value from any investment option if less than $100, to the investment option with the greatest Account Value.

Mixed and Shared Funding

We buy shares of the Funds for the Separate Account in connection with the Policies, and for allocation to separate accounts funding variable annuity policies and other variable life insurance Policies issued by us. The Funds offer shares to other insurance companies and to other separate accounts, either affiliated or unaffiliated with us, for the same purpose. In the future, it may conceivably become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the Funds Portfolios simultaneously, if the interests of variable life insurance and variable annuity policy owners differ. The boards of trustees of Funds intend to monitor events to identify any material irreconcilable conflicts which may arise and to determine what action, if any, they or the insurance companies should take in response.

                       MORE ABOUT CHARGES AND DEDUCTIONS

Monthly Deductions

On the first day of each Policy Month we make a Monthly Deduction from each Policy's Account Value. We make the deduction from your Investment Options in proportion to the amount of your Account Value in each (i.e., on a "pro-rata basis") or by any other method you select and we approve.

For example, we will permit you to have deductions first taken from one or more preselected investment options. You may also request deductions to first be taken from the investment option that has the best investment performance over the prior Policy Month.

The Monthly Deductions include the following charges:

Administrative Charge. This charge is currently $10.00 per Policy Month, we guarantee this charge not to exceed $13 per Policy Month. This charge helps compensate for our expenses in administering the Policies and the Separate Account.

Policy Fee and Policy Benefit Charge. The monthly deduction includes a policy fee and an additional monthly charge for the benefits we provide under the Policies. The policy fee is based on the Face Amount of the Policy, the sex and premium rate class of the Insureds. We compute the policy benefit charge as a percentage of the Policy's Account Value on each monthly deduction day. We make this charge at an effective annual rate of 0.30%, which reduces to .15% in years 21 and after if the face amount is greater than $500,000. This charge helps compensate us for our expenses in administering the Policies and providing Benefits under the Policies.

Cost of Insurance. This is a charge for the cost of providing life insurance coverage for the insured person. First we subtract your then current Account Value from your then current Death Benefit; under your Policy. This tells us how many dollars we stand to lose if you were to die at that time. We determine our cost of insurance charge by (a) dividing that dollar amount of risk by
1.003273739 and (b) multiplying the result by the applicable current cost of insurance rate. The cost of insurance rate varies based on the length of time a Policy has been in force and the sex and premium rate class of the Insureds and the Joint Age. We guarantee this charge will not exceed the charge for the same amount of risk based on the mortality table guaranteed in the Policy. For standard risk Insureds, we guarantee the 1980 Commissioner's Standard Ordinary Mortality Tables, Age Last Birthday ("1980 CSO"). These mortality tables differ for male and female insured persons and separate mortality tables may be used for different premium rate classes. The maximum cost of insurance charge for substandard risk Insureds is based on multiples of or additions to the guaranteed standard rates established by the 1980 CSO.

We currently charge lower cost of insurance rates for most Joint Ages, although we can at any time raise them to not more than the above-described guaranteed maximums.

In general, the guaranteed cost of insurance rates increase with the Insureds Age. Therefore, the longer you own a Policy, the higher your cost of insurance rate will be. Similarly, non-smokers generally have lower current cost of insurance rates than smokers do, and persons that have other highly favorable health characteristics have lower rates than those that do not. On the other hand, if one or both of the Insureds present particular health, occupational or avocational risks you may pay higher cost of insurance rates and other additional charges for the insurance coverage.

The monthly cost of insurance rates for an increase in Face Amount under your Policy will be based on the amount of the increase of insurance and the sex, age and premium rate class of the Insureds at the time of the increase.

Optional Additional Benefit Rider Charges: We intend to offer optional additional benefit riders that you may add to the Policy. Your Policy will specify any additional monthly charge for the riders you elect.

Daily Deductions

Each Business Day, we deduct a mortality and expense risk charge that we calculate as a percentage of your Policy's net assets in each Separate Account investment option. The charge is currently 0.90% (which we guarantee will not be increased to more than 1.20%). This charge helps compensate us for assuming mortality and expense risks under the Policies.

Surrender Charge

We may assess a surrender charge if you surrender your Policy during the first 10 Policy Years. This charge partially compensates us for our sales expenses and insurance underwriting expenses.

Surrender Charge Percentage. For each Policy Year, we multiply one year's Monthly Minimum Premium applicable to the initial Face Amount by the surrender charge percentage shown below. We then deduct that amount if you make a full surrender at any time during that Policy Year:

------------------------------------------------------------------------------
                        Surrender                        Surrender Charge %
    Policy Year         Charge %       Policy
                                        Year
------------------------------------------------------------------------------
         1                62.5%           7                      80%
------------------------------------------------------------------------------
         2                125%            8                      60%
------------------------------------------------------------------------------
         3                125%            9                      40%
------------------------------------------------------------------------------
         4                125%           10                      20%
------------------------------------------------------------------------------
         5                125%           11+                      0%
------------------------------------------------------------------------------
         6                100%
------------------------------------

Maximum Surrender Charge. The surrender charge will not exceed 125% of one year's Monthly Minimum Premium. Nor will it exceed $33.75 per $1,000 of Face Amount for standard premium rate classes. This per $1,000 limit will not apply if either of the Insureds is in a substandard premium rate class. The Policy states the dollar amount of the maximum surrender charge on the Policy Date. We impose no surrender charge upon a partial decrease in Face Amount, but the full surrender charge will remain in effect for a subsequent surrender.

Surrender Charge for Face Amount Increases: We will establish an additional surrender charge for the 10 year period following any increase in Face Amount that you request. The additional surrender charge will be computed as if the Face Amount increase were being issued in the form of a new Policy, based on the Joint Age and other risk characteristics of the Insureds at the time of the increase.

Upon surrender within the 10-year period, the remaining amount of surrender charges for the Face Amount increase will be deducted, together with any amount of surrender charge that still remains from the initial policy or from any prior Face Amount increases.

Fund Expenses

Our Separate Account purchases shares of the Portfolios of the Funds at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. (See "Highlights -- Fund Expenses").

Other Charges and Deductions (Not Currently Charged)

We do not currently make the charges referred to after the captions "Premium Charge and Premium Tax Charges" "Transaction Fees", "Additional Transaction Charges" and "Tax Charge" in the "Highlights -- Other Expenses" segment of this prospectus. We reserve the right to do so, however.

Special Service Fees.  We do not charge you for special services, such as
additional reports, dollar cost averaging, and asset rebalancing.   Although we
do not currently intend to do so, we reserve the right to charge you for these special services.

Elimination, Reduction or Refund of Charges and Deductions; Increases in Bonuses

We may eliminate, reduce, or refund any charges and deductions on a Policy when sales of Policies are made to certain individuals or to group and sponsored arrangements. We will do this when we expect savings of sales, administration or other expenses, or in a reduction in the level of risks we expect to assume under the Policies. (This prospectus describes such groups under "Group and Sponsored Arrangements" below.) We determine any such adjustment to charges and deductions after examination of relevant factors such as:

 .  the size and type of group, because large numbers of Policies tend to lower our per-Policy expenses;
 .  the total amount of premium payments to be received, because certain expenses tend to be a smaller percentage of larger premium payments;
 .  any prior or existing relationship we have with the purchaser, because of the likelihood of reduced marketing and implementation expenses;
 .  other circumstances, of which we are not presently aware, which could result in reduced expenses; and
 . after a Policy is issued, if we anticipate expenses for later Policy Years that are lower than initially projected.

We also may eliminate, reduce or refund charges and deductions when we issue a Policy to an officer, director, employee or agent of ours or any of our affiliates. We do not, however, guarantee any adjustment in charges and deductions, and any adjustment may vary by group. Based on the same considerations as discussed above, we may also credit higher Policy bonuses than would be otherwise be payable or accelerate the payment of Policy bonuses to members of selected groups.

All adjustments will be made under our uniform administrative rules then in effect. In no event will adjustments to charges, deductions or Policy bonuses be permitted if the adjustment would be unfairly discriminatory to any person.

Group and Sponsored Arrangements. Group arrangements include those in which a trustee, employer, association or similar entity purchases individual Policies covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Policies to its employees or members on an individual basis.

Gender-Neutral Policies. The United States Supreme Court has held that certain insurance contracts may not be used to fund certain employee benefit programs where the contracts provided values and benefits that varied with the gender of the insured person. We may therefor offer Policies that do not vary by gender for use in connection with certain employee benefit programs. We recommend that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.

We may also offer the Policy with provisions and charges that are gender neutral in states where required, and where the "unisex" version of the Policy has been approved. Currently this is required only in Montana.

Purposes of Policy Charges

We have designed the charges under the Policies to cover, on the whole, our direct and indirect costs of selling, administering and providing benefits under the Policies. These charges are also designed, on a whole to compensate us for the risks we assume under the Policies. These include mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay); investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the Guaranteed Death Benefit under the Policies or reduce the amount of our asset-based fee revenues below what we anticipate); sales risks (such as the risk that we sell fewer Policies and receive lower net revenue than we expect, thereby depriving us of expected economies of scale); regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and expense risks (such as the risk that the costs of administrative services that we must provide will exceed what we currently project).

If, as expected, the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We have set the current and maximum rates of certain of our charges with reference to estimates of the amount of specific types of expenses or risks that the Company will incur. In some cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, or that we may not also be compensated for such expense or risk out of any other charges we may deduct under the terms of the Policies.

                                  THE POLICIES

Application and Issuance of a Policy

If you wish to purchase a Policy, you must submit an application to our Variable Service Center. You select:

 .  A Face Amount (minimum of $75,000 on proposed Insureds up to Age 85, and
   Death Benefit Option A or B; (see "Death Benefit");
 . The amount of planned premium that you intend to pay; and . The investment options to which we will allocate your premium.

We will review an application under our underwriting rules, and we may request additional information or reject the application. We generally will not issue Policies to insure persons older than age 85; nor will we generally issue Policies to employee benefit plans qualified under Section 401 of the Internal Revenue Code. If we decline an application, we will refund any premium payment made.

If we issue the Policy, Monthly Deductions will begin as of the Policy Date. If you make a premium payment with the application, the Policy Date generally will be the date we approve the application. If you instead pay the first premium upon delivery of the Policy, the Policy Date generally will be five days after we issue the Policy.

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. In that case, even though Monthly Deductions begin earlier, backdating may be advantageous, for example, to obtain a lower cost of insurance rate, based on a lower Joint Age of the insured persons.

"Free Look Right." You have the right to review your Policy during an initial inspection period specified in the Policy and, if dissatisfied, to return it to us or to the agent through whom you purchased it. We will refund the Account Value, any Monthly Deductions, and any other charge we assessed on a Policy that is returned during the permitted period, unless a different amount is required by state law. The "free look" period is typically 10 days, but may be greater depending on state requirements.
Premiums

Planned Premiums.  You may chose, within limits, to pay premiums on a pre-
determined schedule.   We will provide periodic reminder notices.  Failure to
make such a payment will not result in termination of your Policy, so long as your Policy has enough Cash Surrender Value to cover the Monthly Deductions as they fall due. Although making planned premium payments will not necessarily assure that your Policy will remain in force, the amounts paid will generally result in greater benefits than if you pay a lower amount of premium.

You may arrange to pay planned premiums by pre-authorized automatic deductions from accounts you maintain at other financial institutions. You may also request to change the amount of your planned premiums by submitting a written request to our Variable Service Center.

Monthly Minimum Premium; Death Benefit Guarantee. Your Policy shows the Monthly Minimum Premium, which varies by Joint Age on the Policy Date, Death Benefit amount (including optional additional benefit riders), and premium rate classes of the insured persons. The Monthly Minimum Premium increases if the Face Amount increases, or if you add other benefits, during the Death Benefit Guarantee Period.

Your Policy will stay in force during the Death Benefit Guarantee period if, as of the first Business Day of each Policy Month, the cumulative amount of premiums paid over the life of your Policy is at least equal to your Policy's Monthly Minimum Premium times the number of elapsed Policy Months. For this purpose, the amount of premium paid is reduced by the sum of any outstanding Policy loans (including accrued interest) and cumulative withdrawals.

The length of the Death Benefit guarantee period begins on the Policy Date and ends on the later of 5 Policy Years or the Policy Anniversary on or next following the older insured's age 70.

We will accrue for later deduction any charges that were due but not taken during the Guaranteed Death Benefit Period because of insufficient Account Value. Any due and unpaid Monthly Deductions will be deducted from any Death Benefit proceeds or from any Account Value that becomes available to pay the deduction.

Additional Premiums. You may pay additional premiums at any time during the lifetime of either of the insured persons, subject to three exceptions. First, we will refuse any premium payment that may cause your Policy no longer to be treated as life insurance for tax purposes. Second, we reserve the right to require satisfactory evidence that both of the insured persons are still insurable before we accept any premium payment that would increase the then current Death Benefit under your Policy. Third, we may require that you pay off any Policy loans you have taken (and unpaid interest) prior to accepting any premium payments from you.

If you pay premiums in excess of certain amounts your Policy may be classified as a "modified endowment contract," or "MEC," for federal income tax purposes and this could have adverse tax consequences for you. (See "Federal Tax Matters Income Tax Treatment at Policy Benefits.")

Grace Period. After the end of your Policy's Death Benefit Guarantee Period, your Policy will enter a grace period on the first Business Day of any Policy Month on which your Policy Cash Surrender Value will not cover the current Monthly Deduction and accrued interest on any Policy loans you have taken. This also will happen during the Death Benefit Guarantee Period, if you have not paid enough premiums to keep the guarantee in force.

The grace period runs for 61 days from the applicable Business Day. We will send you a notice at your last known address which will show the amount necessary to cover the Monthly Deduction(s) due plus an amount equal to three times the current Monthly Deduction. If you do not pay at least this amount by the end of the grace period, your Policy will end without value.

If a grace period occurs during the Death Benefit Guarantee period, our notice will also show the amount of Monthly Minimum Premiums necessary to revive the Death Benefit Guarantee.

Allocation of Premiums

General. We allocate the premium payments you make (after any deductions) to the investment options you select. We use "Accumulation Units" to keep track of your interest in any Separate Account investment option you select. We determine the number of Accumulation Units credited to a Policy by dividing the amount allocated a Separate Account investment option by the value of the applicable Accumulation Unit next determined after receipt of your premium payment. We calculate Accumulation Unit Values as of the end of each Business Day. Premium payments allocated to the Fixed Account are credited in dollars. Premium payments are generally allocated to the Separate Accounts or the Fixed Account as of the later of the Policy Date or the date we receive your premium.

Delayed Investment Allocation Date. We reserve the right to allocate premium payments to the FIS Prime Money Fund II investment option for an investment delay period before they will be invested (together with any investment gain) in any other investment option(s) you designate. In that case, we would reallocate your Account Value to the investment options you have selected at the end of your Policy's "free look" period. We would measure the investment delay period from the date your Policy is issued from our Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Policy to you.

If we elect to delay your investment allocation date, your Policy will contain a provision to that effect.

Telephone Transactions

You may initiate various transactions by calling 1-800-845-0689. These are: transfers of Account Value, notification of a change in your address, change of premium allocations among Investment Options, partial withdrawal requests, Policy loans and systematic withdrawals. You may authorize your representative to make these calls on your behalf.

You may also call 1-800-59-FUNDS for current Accumulation Unit values, current Account Value, and for telephone transfers of Account Value.

If you own a Policy jointly with another owner, unless both owners have advised us to the contrary, we will accept instructions from either one of the joint owners.

We will use reasonable procedures (such as requiring identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction) in order to authenticate instructions communicated by telephone. You will be responsible for any telephone instructions we reasonably believe to be genuine. Therefore, you will bear any losses arising from any errors in the communication of instructions. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable to you for any losses due to dishonored or fraudulent instructions. We may modify or terminate our procedures for telephone transactions at any time.

                           POLICY BENEFITS AND VALUES

Death Benefit

If we receive proof that both of the Insureds have died while the Policy was in force, we would pay the Death Benefit Proceeds to the Beneficiary. You may elect for the Death Benefit Proceeds to be paid in a single sum or under one of our other Payout Options before the death of the Surviving Insured. If no such election is in effect at the death of the Surviving Insured, the Beneficiary may make the election during a 60-day period following the Company's receipt of proof of death. We will hold up payment of the Death Benefit Proceeds in the meantime.

Death Benefit Options A and B

The amount of the Death Benefit depends on whether you have chosen Death Benefit Option A or Death Benefit Option B.

Option A.  Under this option, the Death Benefit is the greater of:
--------
 .  the Face Amount or
 .  the Adjusted Face Amount.

Option B.  Under this option, the Death Benefit is the greater of:
--------
 .  the Face Amount plus the Account Value or
 .  the Adjusted Face Amount.

The "Adjusted Face Amount" is:
 . the Account Value as of the date of determination; multiplied by . the applicable minimum death benefit percentage shown in the table below; and
   the result reduced by
 . the amount of death benefit under a Joint Second-to-Die Term Insurance Rider, if any, attached to this Policy.



------------------------------------------------------------
                    MINIMUM DEATH BENEFIT
------------------------------------------------------------
    Joint       Percentage of       Joint     Percentage of
     Age        Account Value        Age      Account Value
------------------------------------------------------------
  40 or less         250
      41             243              61           128
      42             236              62           126
      43             229              63           124
      44             222              64           122
      45             215              65           120

      46             209              66           119
      47             203              67           118
      48             197              68           117
      49             191              69           116
      50             185              70           115

      51             178              71           113
      52             171              72           111
      53             164              73           109
      54             157              74           107
      55             150           75-90           105

      56             146              91           104
      57             142              92           103
      58             138              93           102
      59             134              94           101
      60             130             95+           100
------------------------------------------------------------

In computing the Death Benefit, we use the Joint Age as of the date of death of the Surviving Insured and the Face Amount, the Account Value, and the death benefit option that are in effect under the Policy as of that same date.

Change in Death Benefit Options and Face Amount. Beginning in the second Policy Year, you may make a written request to our Variable Service Center not more than once each Policy Year to change your Death Benefit option. If we approve a change from Death Benefit Option B to Death Benefit Option A, we will automatically increase the Face Amount of your Policy by an amount equal to the Policy's Account Value. Upon a change from Death Benefit Option A to Death Benefit Option B, we will automatically decrease the Face Amount of your Policy by an amount equal to the Policy's Account Value.

After the first Policy Year, you may also make a written request to our Variable Service Center to increase or decrease your Policy's Face Amount.

We may require evidence of the continued insurability of either or both of the Insureds for a change from Death Benefit Option B to Death Benefit Option A, or for any other change that would increase the Face Amount. We also may restrict any requested increases in the Face Amount to minimums and maximums that vary with the Joint Age and the premium rate class of the Insureds. If the Face Amount increases during any Death Benefit Guarantee period, the Monthly Minimum Premium also will usually increase for the remainder of the applicable Death Benefit Guarantee Period. The increase in Monthly Minimum Premium would be based on the Joint Age, additional Face Amount, and premium rate class of the Insureds. The surrender charge and applicable surrender charge period will also increase as a result of an increase in Face Amount, other than an increase due solely to a change in Death Benefit Option. (See "Surrender Charge.")

Any reduction in Face Amount will take effect in the following order:

 .  against the most recent increase in Face Amount; then
 .  against the next most recent increases; then
 .  against the initial Face Amount.

We may deny any request to reduce the Face Amount (including reductions resulting from a change of Death Benefit Option A to Death Benefit Option B):

 .  if the Death Benefit would be reduced below that required to qualify the
   Policy as life insurance; or
 . if the Death Benefit would be reduced below the minimum Face Amount shown in the Policy.

A change in Death Benefit Option or Face Amount will take effect on the first Business Day of the Policy Month coinciding with or next following the date we approve the request. For a discussion of possible tax consequences of changing insurance coverage under a Policy, see "Federal Tax Status."

Premium Value Bonuses and Cash Value Bonuses

Subject to approval by your local insurance regulatory authority, a Policy continuously in force for 8 Policy Years will be eligible for monthly Premium Value and Cash Value Bonuses. The bonuses will be allocated monthly to the same investment options as then in effect for your premium payments.

The amounts of these bonuses are discussed above under "Highlights.

Our life insurance policies funded through the Separate Account have only been available since January 1998, and we have not yet credited any bonuses.

Optional Additional Benefit Riders

We intend to offer optional additional benefit riders subject to regulatory approval in your local area and to our underwriting and issuance standards. The following descriptions are not complete. For more complete information about the riders and their availability, you should consult your sales representative or request a copy of the form of the rider in which you are interested. Coverage under these riders may increase the Monthly Deduction under the Policy.

Acceleration of Death Benefit Rider - permits you to receive an advance of the Death Benefit when the Surviving Insured person has a terminal illness with a life expectancy of less than 12 months (all as defined in the rider).

We compute the maximum amount of advance under a formula set forth in the rider. In no event will we advance more that $500,000, however and no advance will be made if both Insureds are living. Amounts advanced under the rider generally will be considered Death Benefits for federal income tax purposes. (See "Federal Tax Matters - Income Tax Treatment of Policy Benefits.") We do not charge for this rider.

Extension of Maturity Date Rider - permits you to request a later Maturity Date beyond age 100 while either of the Insureds is living if the Account Value is at least $2,000. It is included with a Policy at no additional cost. For attained ages beyond Joint Age 95, the Death Benefit will be the Account Value.

Accidental Death Benefit Rider - provides an additional amount specified in the Policy if a specified Insured dies from an accidental injury, as defined in the rider, up to age 70.

Estate Protection Rider - provides additional fixed benefit term life insurance during the first four policy years to protect against automatic inclusion of Policy value in taxable gross estates where the Policy is owned by a trust.

Additional Term Insurance on a Single Insured - provides additional term life insurance coverage on the life of the insured person, and for a designated period, that you select. The term coverage cannot continue after that insured person reaches his or her age 95. You may convert this term insurance to a permanent plan of life insurance, subject to the conditions listed in the rider, if the insured person has not yet reached his or her age 70. The charges applicable to a single insured person rider will vary, depending on the amount of coverage, age, sex and premium risk class of the insured person.

Additional Joint Term Insurance on the Insureds - provides additional term life insurance for a preselected period, based on the Joint Age of the Insureds. One form is payable upon the death of the second of the Insureds to die. The other form is payable upon the death of the first of the Insureds to die.

Coverage under the second to die term rider may lower the Monthly Minimum Premium requirement from what we would require if you purchased the same amount of coverage under the base Policy. Coverage under the rider, as compared to coverage under the base Policy, may also result in a lower Surrender Charge, a smaller amount of premiums required initially to maintain your Policy's Guaranteed Death Benefit, and lower amounts of those Policy charges that are based on Minimum Premiums and Account Value. However, the amount of any Premium Value Bonus also will be reduced if coverage on the insured persons is taken under the rider instead of the base Policy, and the potential for Cash Value Bonuses may also be reduced unless you pay more than the Monthly Minimum Premiums.

Other Insured Persons Rider - provides fixed benefit term life insurance coverage on the lives of other individuals that you select. The term insurance maybe converted to a permanent plan of life insurance, subject to the conditions listed in the rider. If the insured person under this rider is not a member of your family, certain special tax rules will apply, which this prospectus briefly describes in "Federal Tax Matters - Income Tax Treatment of Policy Benefits.

Disability Waiver Benefit Riders. You may elect to purchase either of our disability benefit riders but not both. The riders provide benefits if the insured person you select becomes totally disabled, as defined under the terms of the applicable rider, before reaching his or her age 60. Our "Waiver of Monthly Deduction" rider waives the Monthly Deductions incurred in connection with the Policy. (The waiver does not, however, include daily deductions against Separate Account assets for the mortality and expense risk charge, which will continue to apply.) Our "Cash Deposit Benefit" rider provides that we will pay a pre-selected monthly benefit amount into your Policy's Account Value. We also will credit these payments toward the Monthly Minimum Premium requirements for the Guaranteed Death Benefit. These riders are only available for a single insured person, and will not provide coverage for both of the Insureds under a Policy.

You may request that we cancel any rider benefits at any time. The cancelled rider, and any charges therefor, will terminate at the end of the Policy Month during which we receive your written request at our Variable Service Center.

Determination of Account Value

Your Account Value under a Policy includes its value in the Separate Account, in the Fixed Account and, in the Loan Account. Your Account Value in a Separate Account investment option at any time equals the number of Accumulation Units you hold in that option multiplied by the then-current value of one such Accumulation Unit. We compute this value in such a way that the investment return on your Account Value in any Separate Account investment option will differ from the total return achieved by the underlying Fund Portfolio only by the amount of the charges and deductions we make under your Policy from that investment option.

Your Account Value in the Fixed Account investment option or in the Loan Account earns fixed rates of interest as described elsewhere in this prospectus. Your Account Value in the Fixed Account will increase by the amount of such interest, but will decrease by the amount of any charges or deductions that we take from that account for your Policy.

Your Account Value in any investment option, or in the Loan Account will also vary by the amount of transfers we make among those components of Account Value in response to requests that you make, or that we make automatically in connection with any Policy loans that you take and the payment of principal and interest due thereon. Your Account Value in each investment option also will increase by the amount that you direct to that option from your premium payments and will decrease by the amount of any withdrawals that you take from that option.

Policy Loans

We will lend you up to 90% of your Policy's Cash Surrender Value at any time after the initial free-look period. You may request a Policy loan by submitting a request in writing or by telephone to our Variable Service Center shown on the front cover of this prospectus. (See "Telephone Transactions.")

Each loan must be at least $100. We will automatically transfer Account Value equal to the amounts you borrow to your Policy's Loan Account from the other investment options you are then using. We credit amounts in your Loan Account with interest at a minimum annual rate of 4%.

The interest you must pay us on a Policy loan accrues daily and is payable at the end of each Policy Month. If not paid when due, we will add it as an additional Policy loan on the first Business Day of the next Policy Month.

Unless you request otherwise, loans and loan repayments are attributed to the Separate Account Investment Options and the Fixed Account in proportion to the Account Value in each. We may disapprove any such request, however.

You must designate any loan repayment as such. Otherwise, we will treat the payment as a premium payment.

Regular Loan Interest. For a Regular Loan, we charge interest at a 6% effective annual rate.

Preferred Loan Interest. We charge interest on a Preferred Loan at a 4% effective annual rate. You may qualify for Preferred Loans if your Account

Value, less any then outstanding loans and related interest, on any Policy Anniversary is at least $25,000. If so, the maximum you can take as Preferred Loan that year is 15% of your Account Value, less any then outstanding Policy loans and related interest. If your Policy qualifies for a Preferred Loan on any Policy Anniversary, we will automatically convert at least part of any Regular Loan outstanding to a Preferred Loan. This automatic conversion, however, will be subject to the above-mentioned 15% limit for that Policy year and, therefore, will also reduce the amount of Preferred Loans that otherwise would be available to you for that year. A Preferred Loan will also reduce the amount available as a Regular Loan.

Immediate Loan Repayment. If, the loans and related interest under your Policy on the first Business Day of a Policy Month exceed the Account Value less the Surrender Charge, you must make a loan repayment within 61 days after such Business Day. We will send a notice to you or your assignee, if any. The Policy will terminate without value after 61 days, unless you make a sufficient repayment to reduce the Policy loans and interest accrued thereon to not more than the Policy's Account Value less (a) the Surrender Charge and (b) an amount sufficient to continue the Policy in force for 3 months.



Surrender and Withdrawals

Surrender. You may surrender your Policy for its Cash Surrender Value at any time while either of the Insureds is living, by a signed written request conforming to our administrative procedures. We calculate the Cash Surrender Value as of the close of the Business Day when your surrender request is received at our Variable Service Center. The Cash Surrender Value equals your Account Value reduced by any unpaid Policy loans and accrued interest and by any applicable Surrender Charges. You may elect to have all or part of the Cash Surrender Value applied to a payout option. (See "Payout Options.") The election must be in writing, except that we will accept telephone requests that apply to only part of the Cash Surrender Value. Our liability to pay the Death Benefit proceeds ends when you surrender your Policy.

Withdrawals. After the first Policy Year, you may withdraw a portion of the Policy's Cash Surrender Value (minimum $100). This will reduce the Account Value and Death Benefit, generally by the amount withdrawn. If Death Benefit Option A is in effect, a withdrawal also may reduce your Policy's Face Amount by the amount of the withdrawal. We may refuse a requested withdrawal:

 . if the Death Benefit would be reduced below that required to qualify the Policy as life insurance contract or below the minimum Face Amount specified in the Policy; or
 .  if the remaining Cash Surrender Value would not be at least (a) $1,000 or (b)
   3 times the most recent Monthly Deduction, whichever is greater.

We will take any withdrawals from your Policy's investment options on a pro-rata basis, unless you make a request in writing in advance for a different method. We reserve the right to approve or disapprove any such request.

Maturity Proceeds

If either of the Insureds is living on the Policy's "Maturity Date" (the Policy anniversary of the Policy Date on which the younger of the insureds Age is 100), we will pay the Cash Surrender Value. In such case, the Policy will terminate and we will have no further obligations under it. We will calculate the Cash Surrender Value for this purpose as of the Maturity Date, although we may defer paying such amount to you until you return your Policy to us.

Lapse and Reinstatement

If your Policy lapses following a 61-day grace period, you may still, within 3 years thereafter, request that we reinstate the Policy. You would need to provide us with satisfactory evidence, however, that both of the Insureds are still insurable and pay certain amounts specified in the Policy.

Any reinstatement will be effective on the first Business Day of the first Policy Month that begins on or after we approve reinstatement. The values and terms and conditions of the reinstated Policy will be in accordance with our administrative procedures.

Payment of Proceeds

We ordinarily will pay any Cash Surrender Value, Death Benefit Proceeds, or loan proceeds from the Separate Account Investment Options and begin Payout Options funded through Separate Account investment options, within seven days after receipt by our Variable Service Center of a request, or proof of death of the insured persons, and all other required elections and documentation in a form satisfactory to us. However, we may delay payment or transfers from a Separate Account investment option in certain circumstances. (See "Suspension of Payments and Transfers.") We may also delay payment if we contest the Policy. We will pay interest on Death Benefit Proceeds from the date they become payable to the date they are paid in one sum or, if an optional payment option is selected, to the effective date of the option.

Tax Withholding

All distributions from your Policy, or portions thereof, which are included in your gross income are subject to federal income tax withholding. We will withhold federal taxes at the rate of 10% from each distribution. However, you may elect not to have taxes withheld or to have taxes withheld at a different rate.

Payout Options

Payout Options provide a series of payments in lieu of a single sum payment by us. You may elect a Payout Option:
 .  for all or part of the Cash Surrender Value payable when you make a withdrawal or surrender the Policy; or
 . for all or part of the Death Benefit Proceeds payable upon death of the Surviving Insured.

You may elect to change a previously elected Payout Option for Death Benefit Proceeds. Any such election or change relating to Death Benefit Proceeds must be made:
 . while either of the Insureds is living; and . by written request to our Variable Service Center.

You may select the following Payout Options or any other Payout Option acceptable to us:

Option A - Life Annuity.  Equal monthly payments during the life of the payee.

Option B - Life Annuity with Period Certain Of 120 Months. Equal monthly payments during the lifetime of the payee, but for no less than 120 months.

Option C - Fixed Payments for A Period Certain. Equal monthly payments for any specified period (at least five years but not exceeding thirty years), as selected by you.

Option D - Death Benefit Proceeds Remaining With Us. The Death Benefit Proceeds will remain in our Fixed Account and be credited with interest at an effective annual rate of not less than 4%. The Payee may make full and partial withdrawals at any time with no Surrender Charge.

Each payment under Payment Options A, B, or C will be at least equal the amounts calculated based on the annuity tables contained in your Policy. If the payee dies during a period certain (Payout Options B or C), any remaining payments will be made to the estate of the Payee. The estate may elect to have the commuted value of the remaining payments paid in a single sum instead. We will determine the commuted value by discounting the remaining payments at its then current interest rate used for commutation.

Tax Impact. Whether a Payout Option is chosen may have tax consequences for you or your Beneficiary. Therefore, you should consult a qualified tax adviser before deciding whether to elect one or more Payout Options.

Right to Exchange for a Fixed Benefit Policy

During the first 24 Policy Months, if your Policy has not lapsed, you have an unconditional right to transfer all of your Account Value in the Separate Account investment option to the Fixed Account without any transaction charge.

Right to Exchange for Two Insurance Policies

If your Policy is issued as a standard or preferred premium rate class, you will be allowed to split your Policy and exchange it for two policies of individual life insurance issued by us or by an affiliate of ours. The Policy's benefits and values will generally be split between the two new policies, except that additional optional benefit riders (other than certain extended death benefit guarantee riders) will be deleted.

You may elect to split your Policy only within 180 days after any of the following events:

 . Divorce - starting at the end of a sixty-day waiting period after a divorce between the Insureds is effective.

 . Tax Law Change - the effective date of an amendment to the Code that eliminates a marital deduction used for purposes of computing federal estate and gift taxes.

 . Dissolution or Bankruptcy of Partnership - a partnership in which the Insureds are general partners is dissolved or ordered and adjudged to be bankrupt.

 . Dissolution or Bankruptcy of Closely Held Corporation - a closely held corporation in which the Insureds are officers, directors or shareholders, is dissolved or ordered and adjudged to be bankrupt. (A Corporation is not considered "closely held" if it is publicly traded or listed on a regional or national exchange).

Your right to exchange is not available, however, if:

 . Either of the Insureds is not alive on the date of the exchange, however, no other evidence of insurability is required, or

 . Either of the Insureds is older than the maximum issue age permitted by the Company (or its affiliate) for the new policies; or

 . The Policy is in a Grace Period or receiving benefits from any disability rider on the date of the exchange; or

 . You fail to make the election in writing to our Variable Service Center within the required 180-day period.

Each of the new policies to be issued will be on the life of one of the Insureds. Unless otherwise permitted by us, the new policies will:

 .  Be for an initial death benefit amount that does not exceed 50% of the Death
   Benefit of your Policy on the date of exchange, reduced by 50% of any Indebtedness and by any optional rider benefits then in effect under this Policy;

 . Be a permanent life insurance policy form then available for such exchange, and have an account value that does not exceed 50% of the Cash Surrender Value under your Policy on the date of the exchange, less any amounts used to repay any Indebtedness under your Policy on the date of exchange;

 . Have provisions for suicide exclusion and incontestability that reflect the Policy Date of your Policy;

 . Have provisions for withdrawal and surrender charges that do not reflect the Policy Date of your Policy; and

 . Have provisions for withdrawal and surrender charge periods that may begin as of the date of the exchange.

Unfavorable tax consequences, including recognition of taxable income, may result from exchanging your Policy for two life insurance policies on individual insureds. Therefore, you should consult with a qualified tax adviser before doing so

                         OTHER PROVISIONS OF THE POLICY

Suicide Exclusion

If suicide of both the Insureds, or of the Surviving Insured, occurs within two years from the Policy Date (or less if required by state law), we will limit the Death Benefit to your Policy's Cash Surrender Value.

Representations and Contestability

Generally, we can challenge the validity of your Policy (or any rider that was in force on the Policy Date) for two years from the Policy Date, based on any misrepresentations made in your application to us. We can challenge an increase in benefits requiring evidence of insurability for two years from the date of the increase. We can challenge a reinstatement of the Policy until reinstatement has been in force for two years from its effective date. However, the two-year time limits on our right to challenge all or part of the Policy do not apply if either of the insureds dies within the two-year period.

Misstatement of Age or Sex

If any application for benefits under your Policy misstates the age or sex of either of the Insureds, the Death Benefit will be the amount provided by the correct age and sex.

Owner and Beneficiary

The Policy application names the Policyowner, who in turn may name a new owner. At the death of the owner, his or her estate will become the owner, unless he or she has named a successor owner. Because the owner has the authority to exercise most rights under a Policy, this prospectus generally refers to the owner when it refers to "you" or "your". The owner's rights as such terminate when the Surviving Insured dies. If two or more people are named as owners, we will generally assume that one owner has the authority to act for all owners. However, we may require the consent of all owners for certain transactions under the Policy, such as an election to exchange the Policy for two policies.

Beneficiary. The Policy application also names the Beneficiary under the Policy and any contingent Beneficiary. You may change the Beneficiary of the Policy (other than an irrevocably named Beneficiary) at any time before the death of the Surviving Insured. The Beneficiary has no rights under the Policy until the death of the Surviving Insured and must survive that insured person in order to receive the Death Benefit Proceeds. If no named Beneficiary is alive when the Surviving Insured dies, we will pay the proceeds to the owner.

Changes and Assignments. A change of owner or Beneficiary requires a written request satisfactory to us that is dated and signed by all of the owners. The change will take effect on the date it is signed, but is subject to all payments made and actions taken by us under the Policy before we receive the request at our Variable Service Center.

Assignments

The owner may assign (transfer) the owner's rights in a Policy to someone else. An absolute assignment of the Policy designates the assignee as owner and Beneficiary. A collateral assignment of the Policy does not change the owner or Beneficiary, but their rights will be subject to the terms of the assignment. All collateral assignees of record must consent to any full surrender or partial withdrawals. An assignment requires a written request signed by all of the Policy's owners. An assignment will take effect only when we record it at our Variable Service Center. We have no responsibility for any assignment not submitted for recording; nor for the sufficiency or validity of any assignment.

Unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the Beneficiary may result from transferring ownership or making an assignment. Therefore, you should consult with a qualified tax adviser before doing so.

Reports and Records

We will mail to your last known address of record an annual statement showing your Policy's current Account Values, transactions since the last statement, Policy loan information, and any other information required by federal or state laws or regulations.

We will also send you annual and semi-annual reports containing the financial statements of the Portfolios you are using.

In addition, you will receive statements of significant transactions, such as changes in the Death Benefit, transfers among investment options, premium payments, Policy loans, Policy loan principal, Policy loan repayments, and Policy reinstatement or termination.

Voting Rights

We will vote the shares of the Portfolios held by the Separate Account at regular or special meetings of the Portfolio's shareholders in accordance with instructions received from you and other owners having the voting interest in the affected Portfolio(s). We compute the number of votes that an owner has the right to instruct for a particular Portfolio by dividing the owner's Account Value in that Portfolio by that Portfolio's net asset value per share. We will vote a Portfolio's shares held in our Separate Account for which we do not receive instructions, as well as shares held in our Separate Account that are not attributable to owners in the same proportion as we vote that Portfolio's shares held in the Separate Account for which we have received instructions.

We may disregard voting instructions under limited circumstances prescribed by SEC rule. We will include a summary of any such action and the reasons for it in the next semiannual report to owners.

Suspension of Payments and Transfers

Under certain circumstances, we may suspend or postpone transactions that pertain to a Separate Account investment option under your Policy. These include payment of Death Benefit Proceeds or Maturity Value, payment for surrenders, withdrawals and Policy loans, or transfers for any period when:

 .  the New York Stock Exchange is closed for regular trading;
 .  regular trading on the New York Stock Exchange is restricted by the SEC;
 . an emergency exists as a result of which disposition of securities held in the applicable Separate Account investment options is not reasonably practicable or it is not reasonably practicable to determine the value of such option's net assets; or
 .  the SEC, by order, permits such suspension during any other period.

We also may defer payment for a surrender, withdrawal or Policy loan, or transfer from the Fixed Account, for the period permitted by law but not for more than six months after we receive your written request. We will pay interest to the extent provided under state insurance law on payments that are delayed.

Also, we may defer payment of any amount attributable to a check you have given us in order to allow a reasonable time (not to exceed 15 days) for the check to clear the banking system.

Nonparticipation in Our Dividends

The Policies are "nonparticipating". This means that they do not participate in (or receive) any dividend we pay or distribution of our surplus.

                       DISTRIBUTION AND OTHER AGREEMENTS

First Variable Capital Services, Inc. ("FVCS"), 2122 York Road, Oak Brook, Illinois 60523, acts as distributor of the Policies. FVCS, our wholly owned subsidiary was incorporated in Arkansas on July 26, 1991. It is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. FVCS offers the Policies on a continuous basis.

FVCS and we have agreements with various broker/dealers under which their registered representatives, who are also licensed insurance agents, will sell the Policies. The commissions payable to a broker/dealer for sales of a Policy may vary with the sales agreement. However, we do not expect that, on an aggregate basis they will exceed 100% of the amount of paid in the first Policy Year up to 12 Monthly Minimum Premiums, plus 4% of additional first year premium payments, plus 3.5% of all premiums received in Policy Years 2 through 5. Broker/Dealers may receive annual "trail commission" equivalent to 0.30% of a Policy's Account Value beginning in Policy Year 6, as well as expense allowances, wholesaler fees, bonuses and training fees.

FVCS and we may permit specific broker/dealers to sell versions of the Policies that contain specific investment options that are not available through other broker/dealers. FVCS and we may pay a different level of compensation for sales of different versions of the Policies.

Under a Services Agreement with FVCS, we perform insurance underwriting, issuance and other administrative services for our variable life insurance policies, including the Policies.

The Company serves as the custodian of the assets of the Separate Account.

                                OUR MANAGEMENT

Here is a list of our directors and executive officers and their principal business experience during the past five years. Unless otherwise noted, our directors are located at 2211 York Road, Suite 202, Oak Brook, Illinois 60523 and all our executive officers are located at 2122 York Road, Suite 300, Oak Brook, Illinois 60523.

Directors

Ronald M. Butkiewicz, Chairman. He is also the President and Chief Executive Officer, Irish Life of North America, Inc., and Chief Executive Officer, Interstate Assurance Company.

Michael J. Corey - 401 East Host Drive, Lake Geneva, WI 53147. He is the Senior Partner-Global Services Practice Leader, LAI World Wide - Prior to 1999 he was a Managing Director, Insurance/Professional Services Practice Group and President, CSG International Inc.

Norman A. Fair - He is also Vice President, Treasurer, & Asst. Sec., Irish Life of North America, Inc. and prior to 1994, he was the Senior Vice President and Chief Financial Officer of Interstate Assurance Company.

Michael R. Ferrari, Texas Christian University, P.O. Box 297080, Ft. Worth, TX 76129-2800 - He is the Chancellor, Texas Christian University; and prior to July 1998, he was the President of Drake University.

Shane W. Gleeson - He is the Executive Vice President, Irish Life of North America, Inc.; and prior to December 1997, he was the President, Interstate Assurance Company. Prior to November 1994, he was the Senior Vice President and Chief Operating Officer of Interstate Assurance Company.

Jeff S. Liebmann, Esq., 1301 Avenue of the Americas New York, NY 10019 - He is a partner of Dewey, Ballantine.

Kenneth R. Meyer, 200 South Wacker Dr., Suite 2100, Chicago, IL 60606 - He is a Managing Director, Lincoln Capital Management Co.

Philip R. O'Connor, 111 West Washington, Suite 1247 Chicago, IL 60602 He is the President of NEV Midwest, LLC and prior to April 1998, he was a Principal of Coopers & Lybrand LLP/Palmer Bellevue Corp.

Clark Ramsey - He is also Vice President and Corporate Actuary, Irish Life of North America, Inc. Prior to March, 1998, he was the Vice President and Actuarial Director, Allstate International, Inc.

Executive Officer & Director

John M. Soukup, President - Prior to July, 1997, he was the Market Development Officer, Fortis Financial Group.

Other Executive Officers

Steve Horn, Senior Vice President and Chief Operations Officer - Prior to January 1999, he was the Assistant Vice President of Irish Life of North America, and prior to July 1998, he was the Sr. Vice President and General Manager of United Casualty Insurance Company of America.

Arnold R. Bergman, Vice President, General Counsel and Secretary - Prior to February 1995, he served as Counsel, Aetna Life Insurance and Annuity Company.

Thomas Gualdoni, Vice President, Sales - Prior to December 1997, he was the Vice President, Sales, Fortis Benefits Insurance Company.

Christopher S. Harden, Vice President & Treasurer - Prior to April, 1998 he was the First Vice President and Chief Accounting Officer, COVA Financial Services Life Insurance Company.

Martin Sheerin, Vice President & Chief Actuary - Prior to October, 1994, he was a Vice President, Irish Life of North America, Inc.


                              FEDERAL TAX MATTERS

General

BECAUSE OF THE COMPLEXITY OF THE LAW AND BECAUSE TAX RESULTS WILL VARY ACCORDING TO YOUR IDENTITY AND STATUS, YOU SHOULD SEEK INDIVIDUALIZED LEGAL AND TAX ADVICE BEFORE PURCHASING OR TAKING ANY ACTION UNDER A POLICY.

We cannot provide a comprehensive description of the federal income tax consequences regarding the Policies in this prospectus, and special tax rules may apply that we have not discussed herein. Nor does this discussion address any applicable state, local, gift, inheritance, estate, and foreign or other tax laws. This discussion assumes that you, the Policy's owner, are a natural person and a U.S. citizen and resident. Finally, we would caution that the law and the related regulations and interpretations on which we base our tax analysis can change, and such changes can be retroactive.

Our Taxation

Under current federal income tax law, the operations of the Separate Account and the Fixed Account do not require us to pay any tax. Thus, we currently impose no charge for our federal income taxes. However, we may decide to charge the Separate Account or Fixed Account for our federal income taxes, if there are changes in federal tax law.

We may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, we do not currently impose a charge for them. If they increase, however, we may impose a charge for such taxes attributable to the Separate Account and/or Fixed Account.

Income Tax Treatment of Policy Benefits

Life Insurance. Section 7702 of the Internal Revenue Code provides that if certain tests are met, your Policy will qualify as a life insurance contract for federal tax purposes. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. Also, the owner of a life insurance contract is generally not taxed on increases in the account value until withdrawn or surrendered.

Section 7702 limits the amount of premiums that may be invested in a life insurance contract and requires certain minimum amounts of life insurance coverage, relative to the account value. We will monitor compliance with these tests. Although we believe that the Policies are in compliance with the tests, the manner in which the tests should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by section 7702. In the absence of final regulations or other guidance issued under section 7702, there is necessarily some uncertainty whether the Policies will meet the Code's definition of a life insurance contract.

Acceleration of Death Benefits Rider. Similarly, we believe that accelerated death benefit payments, if permitted under your Policies because of the terminal illness of either of the Insureds, in most cases will not constitute taxable income for you. Such payments may be taxable income to you, however, if:

 .  you are not an insured person; or
 . you have an insurable interest in either of the insured persons' lives because that insured person is a director, officer or employee of yours or is otherwise financially interested in any trade or business carried on by you.

Modified Endowment Contracts. The Code contains provisions affecting certain life insurance policies that the Code refers to as "modified endowment contracts."

Modified endowment contracts result when cumulative premiums paid under a Policy at any time during the first seven Policy Years exceed the sum of the premiums that would have been paid by then if the Policy provided for paid up future benefits after the payment of seven level annual premiums ("seven-pay test"). The amount of premiums payable under the seven-pay test is calculated based upon certain assumptions regarding the policy's earnings and the use of a reasonable mortality charge. Riders to a Policy are considered part of the Policy for purposes of applying the seven-pay test.

Whenever there is a "material change" under a Policy, the Policy generally will be:

 .  treated as a new Policy for purposes of determining whether it is a modified endowment; and
 .  subjected to a new seven-pay test.

The Policy would become a modified endowment contract if, at time of the material change or at any time during the next seven years, it failed to satisfy such new seven-pay test. A material change for these purposes could result from a change in death benefit option, election of additional rider benefits, an increase in a Policy's Face Amount, and certain other changes.

If a Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, any decrease in Face Amount that you request or, in some cases, a partial withdrawal or termination or reduction of benefits under a rider.) If you have already paid (or subsequently pay) more premiums than permitted by the recalculated seven-pay limit, your Policy will become a modified endowment contract.

Any Policy that you acquire in exchange for another life insurance policy that is a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 will not make the new policy a modified endowment contract if you pay no additional premiums and there is no benefit increase as a result of the exchange.

Exchanges for Two Policies. An exchange of a Policy for two new policies ("Policy split") may have adverse tax consequences, including, but not limited to, the recognition of taxable income for any gain in the Policy at that time.

Other Tax Effects of Policy Changes. Changes made to your Policy (for example, a decrease in benefits under or a lapse or reinstatement of a Policy) may have other tax effects. These include impacting the maximum amount of premiums you can pay under the Policy, as well as the maximum amount of Account Value you can maintain under the Policy.

Taxation of Pre-Death Distributions from a Policy that is not a Modified Endowment Contract ("MEC"). As long as a Policy remains in force as a non-modified endowment, you will not pay current income tax on the proceeds from any Policy loan. Interest you pay on the loan generally will not be tax deductible, however.

After the first 15 Policy Years, you will not pay current federal income tax on any partial withdrawals you make, except to the extent such withdrawals exceed your "investment" in the Policy. (The "investment" generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy Years, you could have to pay federal income tax on certain withdrawals that reduce the Death Benefit, to the extent that your Policy's Account Value exceeds your investment in the Policy.

On the Maturity Date or upon full surrender, any excess of proceeds (including amounts we use to discharge any Policy loan and accrued loan interest) over your investment in the Policy, will constitute taxable income to you for federal income tax purposes. In addition, if your Policy terminates after a grace period while you have a Policy loan outstanding, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you assign or transfer rights or benefits under your Policy, you may be deemed to have received a distribution from the Policy, all or part of which may be taxable.

Taxation of Pre-Death Distributions from a Policy that is a Modified Endowment Contract. If your Policy falls within the definition of a modified endowment contract, the following rules will apply to pre-death distributions:

 . You must include distributions, such as withdrawals, in your gross income subject to federal tax, to the extent the Account Value of the Policy exceeds your investment in the Policy. Any additional amounts you receive, other than Policy loans, will not constitute currently taxable income, but will reduce your investment in the Policy.

 . Policy Loans, including any increase in the amount of the loan to pay interest, also constitute distributions to you for these purposes. Your investment in the Policy, however, will increase by the amount of any loan included in your gross income.

 . If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will also constitute a distribution to you for these purposes to the extent not previously treated as such.

 .  On the Maturity Date or upon a full surrender, any excess of the proceeds
   (including any amounts we use to discharge any loan and accrued loan interest) over your investment in the Policy, will also constitute a distribution to you for these purposes.

 . A change of ownership or Policy assignment also can constitute a distribution for these purposes. For example, a collateral assignment will subject any gain in the Policy to taxation.

For purposes of determining the amount of any distribution that is included in gross income, you must treat all modified endowment contracts that we or our affiliates issue to you during any calendar as a single modified endowment contract.

The taxable amount of any distribution from a Policy that is a modified endowment also will incur an additional penalty tax equal to 10% of such taxable amount unless the distribution:

 .  is made on or after you attain age 59 1/2;
 . results from your becoming disabled (as defined in the Code); or . forms part of a series of substantially equal periodic payments made no less frequently than annually for your life (or life expectancy) or for the joint lives (or life expectancies) of the owner or the Beneficiary.

The Monthly Deductions under a modified endowment contract attributable to any Other Insured Person Rider for a person who is not a member of your family may constitute distributions from your policy for tax purposes.

However, the Beneficiary of this rider should not have to pay federal income tax on any benefit received.

Distributions that occur during a Policy Year in which a Policy becomes a modified endowment contract and during any subsequent Policy Years, will be taxed as described in the preceding paragraphs. In addition, any distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment.

Diversification Requirements

The Internal Revenue Code provides that a variable life insurance policy will not be treated as a life insurance contract under the Code for any period (and any subsequent period) for which the related investments are not adequately diversified. We intend that all Portfolios of the Funds in which your Policy may invest will comply with the diversification requirements. If your Policy did not qualify as life insurance, you would be subject to immediate taxation on the increases in your Policy's Account Value, plus the cost of insurance protection under your Policy and death benefit proceeds would lose their income tax free status. This treatment would apply for the period of non-compliance and subsequently, unless and until we are able to settle the matter with the Internal Revenue Service. We have no legal obligation to seek or agree to any such settlement, however.

The amount of investment control which you may exercise under a Policy differs in some respects from the situation addressed in published rulings issued by the Internal Revenue Service in which it held that variable life insurance policy owners were not deemed, for federal income tax purposes, to own the related assets held in a separate account by the issuing insurance company. It is possible that these differences, such as your ability to transfer among investment choices or the number and type of investment choices available, would cause you to be taxed as if you were the owner of the Portfolio shares that are attributable to your Policy. In that case, you would be liable for income tax on an allocable portion of any current income and gains realized by the Separate Account, even though you have received no distribution of those amounts.

In the event any forthcoming guidance or ruling by federal income tax authorities sets forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may, result in your being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify your Policy in an attempt to maintain its intended tax treatment.

                             ADVERTISING PRACTICES

We may from time to time receive endorsements of the Policies from professional organizations. We may use these in advertisements or sales material for the Policies. We may also pay the professional organization for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement does not necessarily indicate the performance or results that you may obtain.

From time to time, articles discussing the Separate Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Separate Account. We may use reprints or references to such articles or rankings as sales literature or advertising material. We may also use rankings that indicate the names of other variable policy separate accounts and their investment experience.

We, the Funds, or other parties may develop articles and releases about the following matters in relation to the Separate Account, the Funds or individual
Portfolios: asset levels, and sales volumes, statistics and analyses of industry sales volume and asset levels, or other characteristics. Our promotional material for the Policies and Separate Accounts can refer to, or be a reprint of, such articles and releases. Such literature may refer to personnel of an adviser or sub-advisers who have investment management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

The advertising and sales literature for the Policies and the Separate Account may refer to historical, current and prospective economic trends. In addition, we may publish advertising and sales literature concerning topics of general investor interest for the benefit of registered representatives and prospective purchasers of Policies. These materials may include, but are not limited to, discussions of college planning, retirement planning, and reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

State Regulation

We are subject to the insurance laws of Arkansas and to regulation by the Arkansas Insurance Department. The National Association of Insurance Commissioners periodically examines our operations. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. We will reflect any applicable variations in your Policy and riders, or related endorsements.

Legal Proceedings

There are no material pending legal proceedings to which the Separate Account, FVCS or we are a party.

Counsel

Our Legal Department has reviewed legal matters in connection with the Policies. Freedman, Levy, Kroll & Simonds, of Washington, DC, has advised us on certain matters relating to the federal securities and tax laws.

                                    EXPERTS

The consolidated financial statements of First Variable Life Insurance Company at December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the financial statements of First Variable Life Insurance Company--Separate Account VL at December 31, 1998 and for the periods then ended as described in this report appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC under the Securities Act of 1933. This prospectus omits certain information contained in the Registration Statement. You can obtain copies of such additional information from the SEC upon payment of the prescribed fee.


                                YEAR 2000 ISSUES

Like other financial and business organizations around the world, we could be adversely affected if our computer systems and those of our service providers do not properly process and calculate date-related information and data from and after January 1, 2000. We have completed an assessment of the Year 2000 impact on our systems, procedures, customers and business processes. At June 30, 1999, our management is satisfied that our main operating systems are Year 2000 compliant. We are currently reviewing our general office systems and contacting our service providers.

We believe that we will complete our Year 2000 project prior to any anticipated impact on our operating systems. The date on which we believe we will complete the Year 2000 project is based on our management's best estimates. Although there can be no guarantee that these estimates will be achieved, our management does not at this time believe that actual results will differ materially from those anticipated. Specific factors that might cause such material differences would most likely result from our service providers.

[LOGO OF FIRST VARIABLE LIFE INSURANCE COMPANY]

       First Variable Service Center                  Capital Estate Builder VUL
       P.O. Box 1317                                                 Application
       Des Moines, Iowa 50305-1317
       800.228.1035 toll-free
       515.280.7520 fax


1.  Proposed Insured One (First person
    proposed for life insurance coverage)

---------------------------------------------------
Name

---------------------------------------------------
Address

---------------------------------------------------
City                          State       Zip

---------------------------------------------------
Social Security No. (Tax I.D.)

---------------------------------------------------
Driver's License No.                      State
(   )                         (   )
---------------------------------------------------
Telephone No. (day)           (evening)

---------------------   ---
Date of Birth           Age    Male [_]  Female [_]

------------------
Birth Place        U.S. Citizen [_]  Permanent Resident [_]

---------------------------------    --------------
Marital Status                           Weight

---------------------------------    --------------
Occupation                               Height

---------------------------------------------------
Duties

---------------------    --------------------------
Income                   Net Worth

---------------------------------------------------
Employer Name

---------------------------------------------------
Employer Address


2.  Proposed Insured Two (Second person
    proposed for life insurance coverage)

---------------------------------------------------
Name

---------------------------------------------------
Address

---------------------------------------------------
City                          State       Zip

---------------------------------------------------
Social Security No. (Tax I.D.)

---------------------------------------------------
Driver's License No.                      State
(   )                         (   )
---------------------------------------------------
Telephone No. (day)           (evening)

---------------------   ---
Date of Birth           Age    Male [_]  Female [_]

------------------
Birth Place        U.S. Citizen [_]  Permanent Resident [_]

---------------------------------    --------------
Marital Status                           Weight

---------------------------------    --------------
Occupation                               Height

---------------------------------------------------
Duties

---------------------    --------------------------
Income                   Net Worth

---------------------------------------------------
Employer Name

---------------------------------------------------
Employer Address


3.  Owner (Person or entity exercising
    the policy's contractual rights)

Proposed insureds will own the policy jointly unless otherwise indicated here


---------------------------------------------------
Name

---------------------------------------------------
Address

---------------------------------------------------
City                          State       Zip

---------------------------------------------------
Social Security No. (Tax I.D.)

---------------------------------------------------
Relationship to the Proposed Insured

---------------------------------------------------
Date of Birth


4.  Beneficiary (Use Section 12 if needed)

PRIMARY BENEFICIARY: Person or entity who will receive the proceeds of this policy when both the Proposed Insureds have died.


---------------------------------------------------
Name (If split, please indicate percentages)

---------------------------------------------------
Social Security No. (Tax I.D.)

---------------------------------------------------
Relationship to the Proposed Insured

---------------------------------------------------
Date of Birth

CONTINGENT BENEFICIARY: Person or entity who will receive the proceeds of this policy should the Primary Beneficiary not survive the Proposed Insureds.


---------------------------------------------------
Name (If split, please indicate percentages)

---------------------------------------------------
Social Security No. (Tax I.D.)

---------------------------------------------------
Relationship to the Proposed Insured

---------------------------------------------------
Date of Birth


5. Insurance
   (Life insurance amount requested)


---------------------------------------------------
Plan Name

---------------------------------------------------
Face Amount $

Check One:

Insured One: [_] Preferred  [_] Non-smoker  [_] Smoker

Insured Two: [_] Preferred  [_] Non-smoker  [_] Smoker

Death Benefit (Check One):

[_] Option A - Death benefit is the face amount (level)

[_] Option B - Death benefit is the face amount plus the value of your investment (increasing)

                                                                   (One of Five)
8990-APP                                                                    7/99

6.   Riders (Optional benefits you can add to your life insurance)

[_]  Joint First-To-Die Term Rider $ ________________  (maximum - 6 x base life insurance amount)
[_]  Joint Second-to-Die Term Rider $ _______________  (maximum - 6 x base life insurance amount)
[_]  Estate Protection Term Insurance Rider $ _______  (maximum - 125% x base life insurance amount)
     (For use in trusts only for non-business policies issued to married couples (male/female))
[_]  Covered Insured One Term Benefit $ _____________  (maximum - 6 x base life insurance amount)
[_]  Covered Insured Two Term Benefit $ _____________  (maximum - 6 x base life insurance amount)
[_]  Other Insured Term Rider $ _____________________  (maximum - 6 x base life insurance amount)
[_]  Waiver of Monthly Deductions (Specify insured to be covered __________________________)
[_]  Cash Deposit Benefit $ _________________________  (Specify insured to be covered _______________________)
[_]  Accidental Death Benefit $ _____________________  (Specify insured to be covered _______________________)
[_]  Other Riders____________________________________________________________________________________________.

----------------------------------------------------------------------------------------------------------------------------
        Name of          Birth   Sex     Height/   Smoker, Non-Smoker   Social Security    Relationship to       Amount
  Additional Insureds    Date            Weight       or Preferred           Number        Proposed Insured    Applied For
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

7.   Payment
     (How you will pay for the policy)

I/we want to make premium payments of $ __________________________
[_]  Annually [_] Semi-Annually [_] Quarterly

[_]  Monthly (only available with electronic fund transfer)
     (Please complete "Electronic Fund Transfer Authorization" below)

Initial Payment (Check one): A minimum of two months premium is required as initial payment.

[_]  My/our initial payment is enclosed. $ __________________
     Make check payable to: First Variable Life Insurance Co.

[_] My/our initial payment will be transferred from another insurance company.
     Approx. amount $ ______________________________________
     I/we have filled out a "Transfer of Life Insurance
     Policy for 1035 Tax-Free Exchange" form and a replacement form where required.

Send payment notices to (check one):
[_]  Proposed Insured One            [_]  Owner
[_]  Proposed Insured Two
[_]  Other (Give name and address in Remarks)

Electronic Fund Transfer (EFT) Authorization
[_] I/we authorize First Variable Life Insurance Company to apply monthly payments from my account on the _________ day of each month beginning in the month of _________________. This is a:
          [_]  Checking Account (include a voided check)
          [_]  Savings Account (include a deposit slip)
          [_]  Credit Union (include a voided check)
               phone no. of Credit Union (_____)

8.   Allocation
     (How you want your payments allocated)

Use whole percentages to indicate to which investment options or fixed account you would like your premium allocated. Allocations must total 100%.

        Investment Options:
_______ % Small Cap Growth - Pilgrim Baxter & Assoc. (09)
_______ % New Discovery - MFS/R/ (17)
_______ % Small Cap Index - Bankers Trust Co. (14)
_______ % International - Franklin/R/ Templeton/R/ (15)
_______ % World Equity - Evergreen Investment Mgmt Co. (07)
_______ % Capital Appreciation - A I M Advisors (10)
_______ % Value - American Century Investment Mgmt. (12)
_______ % Growth - MFS/R/ (18)
_______ % Growth - A I M Advisors (11)
_______ % Growth - Value Line, Inc. (04)
_______ % Growth with Income - MFS/R/ (19)
_______ % Matrix Equity - State Street Global Advisors (06)
_______ % Equity 500 Index - Bankers Trust Co. (13)
_______ % Growth & Income - Lord, Abbett & Co. (16)
_______ % Growth & Income - Warburg Pincus Asset Mgmt. (08)
_______ % Multiple Strategies - Value Line, Inc. (05)
_______ % High Income Bond - Federated Invst. Counseling  (03)
_______ % U.S. Gov't Bond - Strong Capital Mgmt., Inc. (02)
_______ % Money Fund II - Federated Advisers, Inc. (01)
_______ % Other ________________________________________________
_______ % Other ________________________________________________
_______ % Fixed Account - First Variable Life Insurance Co.

                                                                   (Two of Five)

8990-APP                                                                    7/99

9. Service Options

Telephone Authorizations

[_] I/we authorize the Company, either directly or through its agents, to act on instructions given by telephone from the Owner(s) of this contract or any other person who can furnish proper identification. Neither the Company, nor any person authorized by the Company, will be responsible for any claim, loss, liability, or expense in connection with a telephone authorization if the Company or such other person acted on telephone instructions in good faith in reliance on this authorization.


Asset Rebalancing (Minimum accumulation value $5,000.)
[_] Please rebalance my policy value to the original percentage allocations. Frequency of rebalancing:
[_] Quarterly       [_] Semi-Annually       [_] Annually


Dollar Cost Averaging
[_] I would like to enroll in the Dollar Cost Averaging Program. (Please complete and attach the "Dollar Cost Averaging Authorization" form.)


Monthly Deduction

Monthly deductions will be taken proportionately from all investment options unless indicated below.

Please make deductions from:
[_] Specific Investment Option(s) _____________________________________________

_______________________________________________________________________________

[_] Best Performing Investment Option. (Deducted from the investment choice that performs best each policy month.)



10. Replacement of Other Contracts

How much other insurance does each proposed insured and any additional insured have in force or have they applied for in the past six months?

Please specify insured and amount in force or applied for.

_______________________________________________________________________________

_______________________________________________________________________________


Will this proposed life insurance policy replace any existing annuity or life insurance? [_] Yes [_] No

If "yes", please state company name, contract number and amount. (Attach any required replacement forms.)

_______________________________________________________________________________

_______________________________________________________________________________

_______________________________________________________________________________



11. General

Suitability.

The applicant(s) should carefully read the following statement.

By signing this application, I/we acknowledge receipt of the prospectus and understand that the death benefit under the policy may increase or decrease depending on the investment results of the policy. I/we understand that hypothetical illustrations are not indicative of future results. The policy's cash surrender value may increase or decrease on any day depending on the investment results. No minimum cash surrender value is guaranteed. The policy represents a long-term commitment to meet insurance needs and financial goals.


                                                      Yes     No
a) Did you receive the prospectus for the
   investment options?                                [_]     [_]

b) Do you believe that the policy will meet
   your financial needs?                              [_]     [_]

c) Do you understand that the amount of the
   death benefit and duration of the policy
   may vary depending on the performance
   of the separate account?                           [_]     [_]



12. Remarks / Special Requests




                                                                 (Three of Five)
8990-APP                                                                    7/99

13. Information About the Proposed Insureds

Complete the following for both proposed insureds and any additional insureds seeking coverage (even if exam is ordered). Where a "yes" answer is given, specify in the space provided below which insured the answer applies to and all applicable details.


                                                                                           Yes    No
1)   Within the last 10 years, has any person proposed for coverage been diagnosed or treated by a member of the medical profession for high blood pressure, lung, heart, kidney, or liver disease, diabetes, cancer or tumor, colon problems, back or spinal disorder, nervous disorder, alcohol or drug
     dependency?                                                                           [_]    [_]
2)   Within the last 10 years, has any person proposed for coverage tested positive for exposure to the HIV infection or been diagnosed as having AIDS
     Related Complex (ARC) or Acquired Immune Deficiency Syndrome (AIDS) caused
     by the HIV infection?                                                                 [_]    [_]
3)   Within the past 5 years, has any person proposed for coverage:
     a.   Been hospitalized or treated by a member of the medical profession?              [_]    [_]
     b.   Been advised to have any diagnostic test or hospitalization or surgery which
          has not been done? (Previous AIDS testing disclosure not included.)              [_]    [_]
     c.   Had a weight change of more than 10 pounds?                                      [_]    [_]
     d.   Applied for life, disability, or health insurance which was declined,
          postponed, rated or modified? (Not applicable to Missouri residents.)            [_]    [_]
     e.   Had a driver's license restricted or revoked, been cited for driving under the influence of alcohol or drugs or been cited for more than two moving
          violations?                                                                      [_]    [_]
     f.   Been convicted of a felony?                                                      [_]    [_]
     g.   Traveled or resided outside the U.S. or Canada, or made plans to do so
          within the next year?                                                            [_]    [_]
     h.   Engaged in or intended to engage in aviation activities or sports including but not limited to stock or sports car, drag strip or motorcycle racing, scuba or sky diving, rock or mountain climbing? (Please complete the
          appropriate questionnaire.)                                                      [_]    [_]
4)   In the past 12 months, has any person proposed for coverage:
     a.   Smoked cigarettes? (Give details below.)                                         [_]    [_]
     b.   Used tobacco in any form? (Give details below.)                                  [_]    [_]
5)   Have any immediate family members of the Proposed Insured(s) had a history of
     diabetes, cancer or heart problems?                                                   [_]    [_]
6)   Is any person proposed for coverage currently on medication or under treatment
     or therapy?                                                                           [_]    [_]
7)   The date and reason for your last consultation with your personal physician was
        ------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

Please give details if you answered "YES" to any of the above questions.

---------------------------------------------------------------------------------------------------------------------------
 Question       Name of           Details (Name of condition, date of onset,             Complete Names, Addresses & Phone
  Number        Insured        duration, current treatment and conditions, etc.)         Numbers of Physicians & Hospitals
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Important Notice: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
--------------------------------------------------------------------------------
                                                                  (Four of Five)

8990-APP                                                                    7/99

14.  Agreements & Authorizations

I/We acknowledge receipt of current Prospectus(es) and understand that the death benefit under the contract may increase or decrease depending on the investment results of the contract. I/We understand that hypothetical illustrations are not indicative of future results. The contract's cash surrender value may increase or decrease on any day depending on the investment results. No minimum cash surrender value is guaranteed. I/We understand that the contract represents a long-term commitment to meet insurance needs and financial goals.

I/We represent to the best of my/our knowledge and belief that all statements and answers contained in this application, and any supplements required by the Company, are complete and true. I/We expressly agree that any insurance approved by First Variable Life Insurance Company for issuance as a result of this application shall be considered in force only when a policy has been issued by First Variable Life Insurance Company and said policy delivered to and accepted by the Owner and the first premium paid thereon, during the lifetimes and continued insurability of the Proposed Insureds, as stated in the application.

I/We authorize any licensed physician, hospital, clinic or other medical or medically related facility, insurance company or the Medical Information Bureau, that has any records or knowledge of us or our family or of our health, to give First Variable Life Insurance Company, or its reinsurers, any such information and records for its use in the processing and evaluation of our application for insurance. This agreement extends to and includes information and records pertaining to psychiatric, drug use or alcohol use history. A copy of this authorization shall be considered as valid as the original and either shall be valid for a period of two years (30 months for residents of Virginia).


I/We acknowledge receipt of the Medical Information Bureau Pre-Notification and Investigative Consumer Report Pre-Notification. If a premium payment is being submitted with this application, I/We acknowledge receipt of the Conditional Receipt. In return, I/We have read and agree to its terms.

The purpose of this form is to collect information in connection with this application for life insurance. The Proposed Insureds, or their authorized representative, is entitled to a copy of this notice.

Owner's Certification (in lieu of W-9)
[_] I am   [_] I am not subject to backup withholding under Section
3406(a)(1)(c) of the Internal Revenue Code. Under penalties of perjury, I certify that the information in this section is true, correct and complete. (Please be sure that Social Security Number or Tax ID Number is provided in Section 3 of this application.)

Signed at: ______________________________________________________________________  _______________________________________
           City, State                                                             Date

_____________________________________________________________  ___________________________________________________________
Signature of Proposed Insured One                              Signature of Owner (if other than the Proposed Insured(s))

_____________________________________________________________  ___________________________________________________________
Signature of Proposed Insured Two                              Signature(s) of Additional Insured(s)

15. Representative's Certification

(1) I am a Registered Representative of a Company approved NASD member and duly licensed in the state in which this application was signed; (2) I have asked the questions contained in this application of the Proposed and Joint Insureds and Owner and duly recorded the answers; (3) To the best of my knowledge, there is nothing adversely affecting the insurability of any persons proposed for insurance except as stated in this application; (4) I have complied with the state and federal laws on disclosure, cost comparison and replacement; (5) If the initial premium was paid with the application, I have remitted it to the Company and delivered a Conditional Receipt to the Owner; (6) Based on information furnished by the Owner or Insureds in this application, I have reasonable grounds for believing the purchase of the policy applied for is suitable for the Owner; (7) The Prospectus(es) were delivered and no written sales materials other than those furnished or approved by the Company were used.

(8) To the best of my knowledge, this application [_] does replace [_] does not replace existing life insurance.

_________________________________________  _____________  (____) ______________
Signature of Representative                Date            Phone

_________________________________________  _____________  ______-______-_______
Name of Representative (Please Print)      Agent Number  Social Security Number

_______________________________________________
Name of Broker/Dealer

                                                                  (Five of Five)

Mail completed application to:  First Variable Service Center   Overnight deliveries:   First Variable Service Center
                                P.O. Box 1317                                           4200 University, Suite 200
                                Des Moines, IA 50305-1317                               West Des Moines, Iowa 50266
                                                                                        Phone: (800) 228-1035

8990-APP                                                                    7/99

              Conditional Receipt For Advanced Payment of Premium
                   (Please detach and leave with applicant.)

Prior to the delivery of the policy, coverage will be effective only when ALL of the following conditions are met: a) The Company receives full payment from the proposed owner with the application. Full payment must be in good funds in an amount not less than the required initial premium; b) the Company receives, within 90 days from the date of application, all medical requirements (such as examinations, tests, x-rays and electrocardiograms) which the Company requests;
c) the Company determines that each person proposed for coverage is acceptable to it, under its applicable underwriting standards, for the plan and amount applied for without any modification of the premium rate paid; and d) there is no material misrepresentation in the application or in any medical information furnished to the Company.
     Subject to satisfactory completion of the above conditions, coverage under the receipt will begin ON THE LATER OF: a) the date the application is signed;
b) the date the last medical requirement is completed; or c) the effective date, if any, requested on the application.
     The maximum death benefit and all other supplemental benefits provided by this receipt will be the lesser of: a) the total insurance amount, including any Accidental Death Benefit, on all pending applications with the Company or b) $250,000. If two or more persons are proposed for coverage, this maximum applies to all persons proposed for coverage.
     If any condition under this receipt is not met, the Company's only liability will be to refund the premium payment. Either the Company or the proposed owner may terminate coverage under this receipt by notice to the other. In no event will coverage under this receipt be in force after 90 days from the date of the application.
     No broker, agent, or medical examiner may waive a complete answer to any question in the application, pass on insurability, make or alter any contract, or waive any of the Company's other rights or requirements.
    Company policy does not permit the acceptance of money on applications from California if the total insurance applied for exceeds $250,000.
     If there is material misrepresentation in the application or in any medical information furnished to the Company, the Company's only liability will be limited to refunding the premium payment.
     If any person proposed for coverage commits suicide, whether sane or insane, the Company's only liability will be limited to refunding the premium payment. (Suicide clause not applicable in Missouri.)

-------------------------------------------------------------------------------
ALL PREMIUM CHECKS MUST BE MADE PAYABLE TO FIRST VARIABLE LIFE INSURANCE COMPANY. DO NOT MAKE CHECKS PAYABLE TO ANY AGENT OR LEAVE THE PAYEE BLANK.
-------------------------------------------------------------------------------

Received $________________ from _____________ for an application on ___________

dated __/____/____.



___________________________________________   _________________________________
Signature of Owner                            Signature of Representative

--------------------------------------------------------------------------------

This Section MUST Be Detached And Given To Either of The Proposed Insureds


INVESTIGATIVE CONSUMER REPORT PRE-NOTIFICATION
Thank you for applying for life insurance with First Variable Life Insurance Company. As a part of our procedure for processing your initial insurance application, an investigative consumer report may be prepared whereby information is obtained through personal interviews with neighbors, friends, or others with whom you are acquainted. This inquiry includes information as to your character, general reputation, personal characteristics and mode of living, except as may be related directly or indirectly to your sexual orientation. You have the right to make a written request within a reasonable period of time to receive additional detailed information about the nature and scope of this investigation. For this information, you may write our Underwriting Department, First Variable Service Center, P. O. Box 1317, Des Moines, IA 50305-1317. You may also obtain a written summary of your rights under the Fair Credit Reporting Act (15 USC Section 1684 et seq.) from any consumer reporting agency we may use.

ELECTRONIC FUND TRANSFER
As a convenience to me/us, I/we request and authorize you, until revoked by written notice, to initiate debit entries (charges), electronically, by paper means or by any other commercially accepted method, to my/our account for payment of premiums provided there are sufficient funds in my/our account to pay the debits. I/we understand this authorization is applicable only if requested on my application.

MEDICAL INFORMATION BUREAU PRE-NOTIFICATION
Information regarding your insurability will be treated as confidential. First Variable Life Insurance Company or its reinsurers may, however, make a brief report thereon to the Medical Information Bureau, a non-profit membership organization of life insurance companies which operates an information exchange on behalf of its members. If you apply to another Bureau member company for life or health insurance coverage, or a claim for benefits is submitted to such a company, the Bureau, upon request, will supply such company with information it may have in its file.

Upon receipt of a request from you, the Bureau will arrange disclosure of any information it may have in your file. If you question the accuracy of information in the Bureau's file, you may contact the Bureau and seek a correction in accordance with the procedures set forth in the Fair Credit Reporting Act. The address of the Bureau's information office is: Post Office Box 105, Essex Station, Boston, MA 02112 (Telephone (617) 426-3660). First Variable Life Insurance Company or its reinsurers may also release information in their files to other life insurance companies to whom you may apply for life or health insurance, or to whom a claim for benefits may be submitted.

8990-APP                                                                    7/99

APPENDIX: A

       ANNUAL RATES OF RETURN FOR THE SEPARATE ACCOUNT INVESTMENT OPTIONS

The following tables show performance information for the Separate Account investment options for periods ending May 31, 1999. Table A-1 assumes that each option had been in operation for the same period as its corresponding Portfolio. Both tables reflect the total of the income generated by the Portfolio shown, less total Portfolio operating expenses, plus or minus realized or unrealized capital gains and losses, and less the deductions for the Policies' current mortality and expense risk charge (.90% per annum) and the policy benefit charge (0.30% per annum).

The tables do not reflect three significant charges that will apply to your
Policy: an administrative charge (currently $10 per month), cost of insurance and additional benefit rider charges, and the surrender charge. If these charges were reflected, the total return figures shown would be lower. For an example of the effect of the deduction of the surrender charge, compare the "Cash Surrender Value" to the corresponding "Account Value" in the hypothetical illustrations on pages ___ to ___.


                Table A-1  Average Annual Total Return from Portfolio Inception Date
----------------------------------------------------------------------------------------------------
                                            Port.                                     From Portfolio
         Portfolio and Portfolio           Incept.                                    Inception Date
             Inception Date                  Date    1 Yr.   3 Yr.   5 Yr.   10 Yr.
----------------------------------------------------------------------------------------------------
AIM Capital Appreciation                     5/5/93  11.72%  11.03%  17.24%   N/A          16.94%
----------------------------------------------------------------------------------------------------
AIM Growth                                   5/5/93  23.89%  23.32%  22.99%   N/A          19.43%
----------------------------------------------------------------------------------------------------
American VP Value                            5/1/96   7.03%  16.77%   N/A     N/A          16.72%
----------------------------------------------------------------------------------------------------
BT Equity Index                             10/1/97  19.42%   N/A     N/A     N/A          21.05%
----------------------------------------------------------------------------------------------------
BT Small Cap                                8/25/97   N/A     N/A     N/A     N/A           2.88%
----------------------------------------------------------------------------------------------------
FIS Prime Money Fund II                    11/21/94   3.75%   3.92%   3.93%   N/A           3.58%
----------------------------------------------------------------------------------------------------
FT International                             5/1/92   0.19%  12.72%  12.38%   N/A          13.08%
----------------------------------------------------------------------------------------------------
LA Growth with Income                      12/11/89  13.16%  18.63%  18.97%   N/A          15.65%
----------------------------------------------------------------------------------------------------
MFS New Discovery                            5/1/98  19.11%   N/A     N/A     N/A          12.42%
----------------------------------------------------------------------------------------------------
MFS Growth                                   5/1/99   N/A     N/A     N/A     N/A           N/A
----------------------------------------------------------------------------------------------------
MFS Growth with Income                      10/9/95   8.87%  20.93%   N/A     N/A          22.36%
----------------------------------------------------------------------------------------------------
VIST Small Cap Growth                        5/4/95   -9.6%  -5.72%   N/A     N/A           9.41%
----------------------------------------------------------------------------------------------------
VIST World Equity                           6/10/88  -6.53%    5.4%  11.13%    7.44%        6.99%
----------------------------------------------------------------------------------------------------
VIST Growth                                  5/1/87  27.19%  22.29%  24.15%   14.99%       14.98%
----------------------------------------------------------------------------------------------------
VIST Matrix Equity                           6/6/88    9.8%  16.17%  14.67%   12.28%       12.92%
----------------------------------------------------------------------------------------------------
VIST Growth & Income                        5/31/95  11.62%  12.27%   N/A     N/A          18.68%
----------------------------------------------------------------------------------------------------
VIST Multiple Strategies                     5/5/87  24.14%  19.64%  20.06%   13.68%       12.13%
----------------------------------------------------------------------------------------------------
VIST High Income Bond                        6/1/87   1.34%   9.08%    8.9%    9.06%        8.95%
----------------------------------------------------------------------------------------------------
VIST U.S. Gov't Bond                        5/27/87   2.49%    6.3%   6.66%    7.09%        7.13%
----------------------------------------------------------------------------------------------------

(1) Prior to May 1, 1997, the VIST Small Cap Growth Portfolio was named the VIST "Small Cap Portfolio," and the VIST Growth Portfolio was named the VIST "Common Stock Portfolio." The names of the corresponding Separate Account investment options were, respectively, "Small Cap Sub-Account" and "Common Stock Sub-Account".
(2) On April 1, 1994, First Variable Advisory Services Corp., an affiliate of the ours, became the investment advisor. Prior to that date, results were achieved by former investment advisers.
(3) Prior to May 1, 1997, the VIST Matrix Equity Portfolio was named the VIST "Tilt Utility Portfolio" and had different investment policies. The name and objective of the corresponding Separate Account investment option also differed.
(4) Performance information reflects any fee waivers and expense reimbursements with respect to the Portfolios. Absent such waivers or reimbursements, the performance shown would have been lower.

Performance information shown above for any Separate Account investment option reflects only the performance of an assumed investment in the Separate Account Investment Option for the Policies during the particular time period shown. You should consider this performance information in light of the investment objectives and policies, characteristics and quality of the Portfolio in which the Separate Account investment option invests and the market conditions during the given time period. You should not consider it representative of what the Separate Account investment option will achieve in the future. Actual returns will differ from those shown and will depend on a number of factors, including the investment allocations you make and the different investment rates of return for the Portfolios.

APPENDIX: B

                ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
            CASH SURRENDER VALUES AND ACCUMULATED VALUE OF PREMIUMS


The tables in this Appendix B show how a Policy's Death Benefit, Cash Surrender Value and Account Value could change over an extended period of time, assuming constant gross annual rates of return for the Separate Account of 0%, 6% and 12% ("Gross return" for this purpose means the assumed rate of return the underlying Portfolio has earned before deducting any of its expenses or any Policy Charges and deductions); the payment of an annual premium of $6,000 under Death Benefit Option A for a male insured person and a female insured person, who are both age 55 on the Policy Date under Death Benefit Option A and $7,000 for a male insured person and a female insured person who are both age 55 on the Policy Date; and a Face Amount of $500,000. The insured persons are assumed to be in the Preferred-standard premium rate class. The first version of each of the tables assumes our current (i.e., non-guaranteed) rates for the premium charge, premium tax charge, monthly administrative charge, cost of Insurance charge, mortality and expense risk charge, Policy benefit charge, and expected Premium Value Bonuses and Cash Value Bonuses beginning in the 9th Policy Year. The next table is based on our contractually guaranteed rates for those items.

The Death Benefits, Cash Surrender Values and Account Values shown in the tables also reflect an unweighted average of the investment advisory fees and other operating expenses incurred by the Portfolios, at an annual rate of 0.97% of the average daily net assets of the Portfolios. This average reflects a voluntary "caps" on the investment advisory fees. If the investment adviser discontinued these caps, the values illustrated on the following pages could be less. (See "Highlights")

Taking account of any daily charges for mortality and expense risks in the Separate Account and the average investment advisory fee and operating expenses of the Portfolios, the gross current annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of (1.87%), 4.13% and 10.13%, respectively, for the "current" tables, and (2.17%), 3.93% and 9.93% respectively, for the "guaranteed" tables. The tables do not reflect any tax charges attributable to the Separate Account since we currently make no such charges. If we impose any such charges in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Account Values illustrated.

The second column of each table shows the amount that would accumulate if you instead invested your assumed premiums to earn interest, after taxes of 5% per year, compounded annually.


JOINT AGE 55:                                                                  $500,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
MALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS                             $6,000 ANNUAL PREMIUM
FEMALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS


                                               CURRENT POLICY CHARGE AND BONUS RATES
                                 Values Based on Assumed Hypothetical Gross Investment Returns of:
           Premiums                 0%(1)(2)(3)                          6%(1)(2)(3)                         12%(1)(2)(3)
End of    Accumulated                  Cash                                 Cash                                Cash
Policy       at 5%       Account     Surrender      Death     Account     Surrender      Death     Account    Surrender       Death
 Year     Interest(1)     Value        Value       Benefit     Value        Value       Benefit     Value       Value        Benefit
------    -----------    -------    -----------    -------    -------    -----------    -------    -------    -----------    -------

   1          6,300       4,950        2,672       500,000     5,279        3,000       500,000     5,608        3,330       500,000
   2         12,915       9,789        5,233       500,000    10,735        6,199       500,000    11,762        7,205       500,000
   3         19,861      14,517        9,961       500,000    16,434       11,878       500,000    18,512       13,956       500,000
   4         27,154      19,135       14,579       500,000    22,322       17,766       500,000    25,915       21,359       500,000
   5         34,811      23,641       19,085       500,000    28,423       23,867       500,000    34,033       29,476       500,000
   6         42,852      28,037       24,392       500,000    34,744       31,099       500,000    42,932       39,287       500,000
   7         51,295      32,319       29,403       500,000    41,286       38,370       500,000    52,684       49,768       500,000
   8         60,159      36,483       34,296       500,000    48,055       45,868       500,000    63,369       61,182       500,000
   9         69,467      40,750       39,292       500,000    55,294       53,836       500,000    75,338       73,880       500,000
  10         79,241      44,893       44,164       500,000    62,782       62,053       500,000    88,461       87,732       500,000
  15        135,945      63,453       63,453       500,000   103,954      103,954       500,000   176,192      176,192       500,000
  20        208,316      76,233       76,233       500,000   150,841      150,841       500,000   316,184      316,184       500,000
  25        300,681      78,248       78,248       500,000   203,919      203,919       500,000   560,180      560,180       588,189
  30        418,565      49,635       49,635       500,000   254,614      254,614       500,000   966,109      966,109     1,104,415
---------------------------------------------------------------------------------------------------- -------------------------------
(1)  Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varied.
(2)  Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3)  Reflects Premium Value Bonuses and Cash Value Bonuses credited at the following rates for Policy Years 9 and after:
         Premium Value Bonus Percentage:  5%      Cash Value Bonus Percentage: (% of Account Value less loans and interest):
                                                    Cash Surrender Value less than $25,000:         0%
                                                    Cash Surrender Value $25,000 to $99,999:      .10% (.25% after Policy Year 20)
                                                    Cash Surrender Value $100,000 to $200,000:    .20% (.50% after Policy Year 20)
                                                    Cash Surrender Value more than $200,000:      .30% (.75% after Policy Year 20)

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OR RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF
PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH
BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO
FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN
CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JOINT AGE 55:                                                                  $500,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
MALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS                             $6,000 ANNUAL PREMIUM
FEMALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS

                                             GUARANTEED  POLICY CHARGE AND BONUS RATES
                                              Values Based on Assumed Hypothetical Gross Investment Returns of:
           Premiums                 0%(1)(2)(3)                          6%(1)(2)(3)                         12%(1)(2)(3)
End of    Accumulated                  Cash                                 Cash                                Cash
Policy       at 5%       Account     Surrender      Death     Account     Surrender      Death     Account    Surrender       Death
 Year     Interest(1)     Value        Value       Benefit     Value        Value       Benefit     Value       Value        Benefit
------    -----------    -------    -----------    -------    -------    -----------    -------    -------    -----------    -------
   1         6,300        4,596        2,318       500,000     4,905        2,627       500,000      5,215        2,936      500,000
   2        12,915        9,035        4,478       500,000     9,937        5,381       500,000     10,878        6,322      500,000
   3        19,861       13,307        8,750       500,000    15,089       10,533       500,000     17,023       12,467      500,000
   4        27,154       17,403       12,846       500,000    20,353       15,796       500,000     23,682       19,126      500,000
   5        34,811       21,310       16,754       500,000    25,715       21,159       500,000     30,891       26,335      500,000
   6        42,852       25,012       21,367       500,000    31,160       27,515       500,000     38,684       35,039      500,000
   7        51,295       28,487       25,571       500,000    36,666       33,750       500,000     47,094       44,178      500,000
   8        60,159       31,705       29,518       500,000    42,200       40,013       500,000     56,151       53,964      500,000
   9        69,467       34,735       33,277       500,000    47,833       46,375       500,000     65,994       64,536      500,000
  10        79,241       37,421       36,692       500,000    53,410       52,681       500,000     76,546       75,817      500,000
  15       135,945       43,854       43,854       500,000    78,398       78,398       500,000    141,160      141,160      500,000
  20       208,316       29,257       29,257       500,000    88,465       88,465       500,000    229,187      229,187      500,000
  25       300,681            0            0             0    51,014       51,014       500,000    354,476      354,476      500,000
  30       418,565            0            0             0         0            0             0    573,300      573,300      601,965
------------------------------------------------------------------------------------------------------------------------------------

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.
(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following guaranteed factors for Policy Years 9 and after:
     Premium Value Bonus Percentage:  3%      Cash Value Bonus Percentage:  .00%

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OF RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


JOINT AGE 55:                                                                 $500,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION B
MALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS                            $6,000 ANNUAL PREMIUM
FEMALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS
                                               CURRENT POLICY CHARGE AND BONUS RATES
                                 Values Based on Assumed Hypothetical Gross Investment Returns of:
           Premiums               0%(1)(2)(3)                         6%(1)(2)(3)                          12%(1)(2)(3)
End of   Accumulated                 Cash                                Cash                                   Cash
Policy      at 5%        Account   Surrender     Death     Account      Surrender       Death       Account    Surrender      Death
 Year    Interest(1)      Value      Value      Benefit      Vaue         Value        Benefit       Vaue        Value       Benefit
-----   ------------     -------   ---------    -------    -------     ---------      -------      -------    ---------     -------
   1         7,350        5,928      3,650      505,928      6,317         4,039      506,317        6,706        4,428     506,706
   2        15,068       11,724      7,168      511,724     12,871         8,315      512,871       14,065        9,509     514,065
   3        23,171       17,389     12,833      517,389     19,669        15,113      519,669       22,139       17,583     522,139
   4        31,679       22,922     18,366      522,922     26,717        22,161      526,717       30,995       26,438     530,995
   5        40,613       28,323     23,767      528,323     34,022        29,466      534,022       40,705       36,149     540,705
   6        49,994       33,594     29,949      533,594     41,592        37,947      541,592       51,353       47,708     551,353
   7        59,844       38,729     35,813      538,729     49,428        46,512      549,428       63,021       60,105     563,021
   8        70,186       43,726     41,539      543,726     57,537        55,350      557,537       75,804       73,617     575,804
   9        81,045       48,812     47,354      548,812     66,173        64,715      566,173       90,086       88,628     590,086
  10        92,448       53,752     53,023      553,752     75,105        74,376      575,105      105,739      105,010     605,739
  15       158,602       75,913     75,913      575,913    124,380       124,380      624,380      210,261      210,261     710,261
  20       243,035       91,178     91,178      591,178    179,375       179,375      679,375      374,478      374,478     874,478
  25       350,794       93,448     93,448      593,448    238,777       238,777      738,777      642,740      642,740   1,142,740
  30       488,326       60,823     60,823      560,823    274,902       274,902      774,902    1,045,073    1,045,073   1,545,073
-----------------------------------------------------------------------------------------------------------------------------------

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.
(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following nonguaranteed factors for Policy Years 9 and after:

Premium Value Bonus Percentage:    5%      Cash Value Bonus Percentage: (% of Account Value less loans and interest):
                                             Cash Surrender Value less than $25,000:       0%
                                             Cash Surrender Value $25,000 to $99,999:    .10% (.25% after Policy Year 20)
                                             Cash Surrender Value $100,000 to $200,000:  .20% (.50% after Policy Year 20)
                                             Cash Surrender Value more than $200,000:    .30% (.75% after Policy Year 20)

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OF RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


JOINT AGE 55:                                                                  $500,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION B
MALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS                             $7,000 ANNUAL PREMIUM
FEMALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS


                                             GUARANTEED POLICY CHARGE AND BONUS RATES
                                 Values Based on Assumed Hypothetical Gross Investment Returns of:
           Premiums                 0%(1)(2)(3)                          6%(1)(2)(3)                         12%(1)(2)(3)
End of    Accumulated                  Cash                                 Cash                                Cash
Policy       at 5%       Account     Surrender      Death     Account     Surrender      Death     Account    Surrender       Death
 Year     Interest(1)     Value        Value       Benefit     Value        Value       Benefit     Value       Value        Benefit
------    -----------    -------    -----------    -------    -------    -----------    -------    -------    -----------    -------
   1          7,350       5,525        3,247       505,525     5,891        3,613       505,891     6,257       3,979        506,257
   2         15,068      10,871        6,315       510,871    11,945        7,389       511,945    13,064       8,508        513,064
   3         23,171      16,029       11,472       516,029    18,155       13,599       518,155    20,461      15,904        520,461
   4         31,679      20,986       16,430       520,986    24,511       19,955       524,511    28,488      23,932        528,488
   5         40,613      25,730       21,174       525,730    31,000       26,444       531,000    37,188      32,632        537,188
   6         49,994      30,241       26,596       530,241    37,602       33,957       537,602    46,603      42,958        546,603
   7         59,844      34,494       31,578       534,494    44,291       41,375       544,291    56,770      53,854        556,770
   8         70,186      38,456       36,269       538,456    51,030       48,843       551,030    67,721      65,534        567,721
   9         81,045      42,190       40,732       542,190    57,878       56,420       557,878    79,593      78,135        579,593
  10         92,448      45,535       44,806       545,535    64,670       63,941       564,670    92,301      91,572        592,301
  15        158,602      54,352       54,352       554,352    95,117       95,117       595,117   168,714     168,714        668,714
  20        243,035      40,198       40,198       540,198   106,729      106,729       606,729   262,119     262,119        762,119
  25        350,794           0            0             0    63,196       63,196       563,196   347,543     347,543        847,543
  30        488,326           0            0             0         0            0             0   357,088     357,088        857,088
------------------------------------------------------------------------------------------------------------------------------------
(1)  Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.
(2)  Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3)  Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following guaranteed factors for Policy Years 9 and after:
                Premium Value Bonus Percentage:  3%                 Cash Value Bonus Percentage:   .00%

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OF RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF
PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH
BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO
FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN
CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        APPENDIX C: FINANCIAL STATEMENTS

The financial statements of First Variable Life Insurance Company contained in this prospectus should be considered to bear only upon our ability to meet our obligations under the Policies. They should not be considered as bearing upon the investment experience of the Separate Account.

The following financial statements are included in this Appendix:

          First Variable Life Insurance Company  Separate Account VL

                    First Variable Life Insurance Company

                             Financial Statements

                   First Variable Life Insurance Company --

                              Separate Account VL

                 5 month Period ended May 31, 1999 (unaudited)

                         Year ended December 31, 1998

            VARIABLE LIFE INSURANCE COMPANY -- Separate Account VL
                     Statement of Assets, Liabilities and
                      Contract Owners' Equity (Unaudited)
                                 May 31, 1999

                                                          Federated                               Multiple    Matrix
                                                         Prime Money    Growth     High Income   Strategies   Equity   US Government
                                               Total       Fund II     Division   Bond Division   Division   Division  Bond Division
------------------------------------------------------------------------------------------------------------------------------------
Assets
Investments in Variable Investors Series    $12,213,517     $   ----  $3,425,862     $819,234     $1,870,223  $882,267    $707,244
Trust, at value (cost $11,599,720)
Investments in Mutual  Funds, at value        1,085,594      875,161        ----         ----           ----      ----        ----
(cost $1,086,354)
Receivable from First Variable Life                 417           15         369            2           ----      ----           4
Insurance Company
                                            -----------     --------  ----------     --------     ----------  --------    --------
Total assets                                $13,299,528     $875,176  $3,426,231     $819,236     $1,870,223  $882,267    $707,248
                                            ===========     ========  ==========     ========     ==========  ========    ========

Liabilities
Payable to First Variable Life Insurance          1,734         ----        ----         ----            670        31        ----
Company
Contract owners' equity
Variable annuity contract owners' equity     13,297,794      875,176   3,426,231      819,236      1,869,553   882,236     707,248
                                            -----------     --------  ----------     --------     ----------  --------    --------
Total liabilities and contract owners'
equity                                      $13,329,528     $875,176  $3,426,231     $819,236     $1,870,223  $882,267    $707,248
                                            ===========     ========  ==========     ========     ==========  ========    ========

                                                World       Growth &      Small Cap
                                                Equity       Income        Growth
                                               Division     Division      Division
-----------------------------------------------------------------------------------
Assets
Investments in Variable Investors Series       $901,236    $2,465,650    $1,141,801
Trust, at value (cost $11,599,720)
Investments in Mutual  Funds, at value             ----          ----          ----
(cost $1,086,354)
Receivable from First Variable Life                ----          ----            27
Insurance Company
                                               --------    ----------    ----------
Total assets                                   $901,236    $2,465,650    $1,141,828
                                               ========    ==========    ==========

Liabilities
Payable to First Variable Life Insurance             22           357          ----
Company
Contract owners' equity
Variable annuity contract owners' equity        901,214     2,465,293     1,141,828
                                               --------    ----------    ----------
Total liabilities and contract owners'
equity                                         $901,236    $2,465,650    $1,141,828
                                               ========    ==========    ==========
-----------------------------------------------------------------------------------

                                              AIM V.I.                         American                          B.T. Small
                                              Capital          AIM             Century         B.T. Equity      Capital Index
                                            Appreciation    V.I.Growth        V.I. Growth       500 Value           Index
-----------------------------------------------------------------------------------------------------------------------------
Assets
Investments in Variable                            ----          ----              ----             ----               ----
Investors Series Trust, at value
(cost $11,599,720)
Investments in Mutual Funds, at                  35,613        26,218            11,220            6,363             16,185
value (cost $1,086,354)
Receivable from First Variable                     ----          ----              ----             ----               ----
Life Insurance Company

Total assets                                     35,613        26,218            11,220            6,363             16,185
                                                 ======        ======            ======            =====             ======
Liabilities
Payable to First Variable Life                       11             7              ----                2                  5
Insurance Company
Contract owners' equity
Variable annuity contract                        35,602        26,211            11,220            6,361             16,180
                                                 ------        ------            ------            -----             ------
owners' equity

Total liabilities and contract
owners' equity                                   35,613        26,218            11,220            6,363             16,185
                                                 ======        ======            ======            =====             ======
-----------------------------------------------------------------------------------------------------------------------------

                                                             Lord Abbett                                      MFS
                                              Templeton        Growth &         MFS New      MFS Growth     Growth &
                                            International       Income         Discovery     Discovery       Income
---------------------------------------------------------------------------------------------------------------------
Assets
Investments in Variable                          ----              ----            ----           ----          ----
Investors Series Trust, at value
(cost $11,599,720)
Investments in Mutual Funds, at                $5,968           $30,387         $11,966        $43,776       $22,737
value (cost $1,086,354)
Receivable from First Variable                   ----              ----            ----           ----          ----
Life Insurance Company

Total assets                                   $5,968           $30,387         $11,966        $43,776       $22,737
                                               ======           =======         =======        =======       =======
Liabilities
Payable to First Variable Life                   ----                 9               4             13           603
Insurance Company
Contract owners' equity
Variable annuity contract
owners' equity                                 $5,968           $30,378         $11,962        $43,763       $22,134
                                               ------           -------         -------        -------       -------
Total liabilities and contract
owners' equity                                 $5,968           $30,387         $11,966        $43,776       $22,737
                                               ======           =======         =======        =======       =======
---------------------------------------------------------------------------------------------------------------------

         FIRST VARIABLE LIFE INSURANCE COMPANY -- Separate Account VL

                      Statement of Operations (Unaudited)

                       5 month Period ended May 31, 1999


                                                                 Federated                                   Multiple     Matrix
                                                                Prime Money     Growth       High Income    Strategies    Equity
                                                      Total       Fund II      Division     Bond Division    Division    Division
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends                                        $ 10,289       $10,289     $     --        $    --       $    --     $     --

Expenses:
  Fees paid to First
  Variable Life Insurance Company:
    Risk and administrative
    Charges                                          40,797         1,719       10,488          2,703         5,633        3,485
                                                   --------       -------     --------        -------       -------     --------

Net investment income                               (30,508)        8,570      (10,488)        (2,703)       (5,633)      (3,485)

Realized and unrealized gain (loss) on
investments:
    Realized gain (loss) on Variable
    Investors Series Trust shares redeemed          107,238            --       22,659         (8,327)        8,117       73,398

    Net unrealized appreciation (depreciation)
    on investments during the period                113,911            --        7,157         33,345        (7,675)     (54,344)
                                                   --------       -------     --------        -------       -------     --------
    Net realized and unrealized gains
    (loss) on investments                           221,149            --       29,816         25,018           442       19,054
                                                   --------       -------     --------        -------       -------     --------

Net increase (decrease) in contract owners'
equity resulting from operations                   $190,641       $ 8,570     $ 19,328        $22,315       $(5,191)    $ 15,569
                                                   ========       =======     ========        =======       =======     ========
----------------------------------------------------------------------------------------------------------------------------------

                                                                          World      Matrix        World
                                                     US Government        Equity     Equity        Equity
                                                     Bond Division       Division   Division      Division
----------------------------------------------------------------------------------------------------------
Investment income:
  Dividends                                                 --                --          --           --

Expenses:
  Fees paid to First Variable
  Life Insurance Company:
    Risk and administrative
    charges                                            $ 1,913          $  2,943    $  7,320    $   4,532
                                                       -------          --------    --------    ---------

Net investment income                                   (1,913)           (2,943)     (7,320)      (4,532)

Realized and unrealized gain (loss) on
investments:
  Realized gain (loss) on Variable
    Investors Series Trust shares redeemed                (775)          (13,858)      8,936       17,088

    Net unrealized appreciation (depreciation) on
    investments during the period                       (5,760)           34,236     248,431     (140,715)
                                                       -------          --------    --------    ---------
    Net realized and unrealized gain
    (loss) on investments                               (6,535)           20,378     257,367     (123,627)
                                                       -------          --------    --------    ---------

Net increase (decrease) in contract owners'
equity resulting from operations                       $(8,448)         $ 17,435    $250,047    $(128,159)
                                                       =======          ========    ========    ==========
-----------------------------------------------------------------------------------------------------------

           FIRST VARIABLE LIFE INSURANCE COMPANY -- Separate Account VL

                      Statement of Operations (Unaudited)

                       5 month Period ended May 31, 1999


                               AIM V.I. Capital      American         B.T. Small       Lord Abbett      MFS Growth w/   Lord Abbett
                                 Appreciation    AIM V.I. Growth     Century V.P.    B.T. Equity 500    Capital Index    Templeton
                                  MFS Growth          Income       Growth & Income       MFS New         MFS Growth       Income
-----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends                            --                --               --                --                --              --

Expenses:
  Fees paid to First Variable
  Life Insurance Company:
    Risk and administrative
    charges                         $  11             $   7            $   3              $  1             $   5           $   1
                                    -----             -----            -----              ----             -----           -----
Net investment income                 (11)               (7)              (3)               (1)               (5)             (1)

Realized and unrealized gain
(loss) on investments:
  Realized gain {loss) on
  Variable Investors Series
  Trust shares redeemed                --                --               --                --                --              --
  Net unrealized appreciation
  (depreciation) on Investments
  during the Period                  (831)             (723)            (188)              (69)             (259)           (163)
                                    -----             -----            -----              ----             -----           -----
  Net realized and unrealized
  gain (loss) on investments         (831)             (723)            (188)              (69)             (259)           (163)
                                    -----             -----            -----              ----             -----           -----

Net increase (decrease) in
contract owners' equity resulting
from operations                     $(842)            $(730)           $(191)             $(70)            $(264)          $(164)
                                    =====             =====            =====              ====             =====           =====
------------------------------------------------------------------------------------------------------------------------------------

                                   MFS Growth w/       MFS New          MFS Growth w/       MFS New
                                 Growth & Income    International     Growth & Income    International
                                      Value             Index              Value             Index
------------------------------------------------------------------------------------------------------
Investment income:
  Dividends                             --                --                 --                --

Expenses:
  Fees paid to First Variable
  Life Insurance Company:
    Risk and administrative
    charges                          $   9              $  4             $   13             $   7
                                     -----              ----             ------             -----
Net investment income                   (9)               (4)               (13)               (7)

Realized and unrealized gain
(loss) on investments:
  Realized gain (loss) on
  Variable Investors Series
  Trust shares redeemed                 --                --                 --                --
  Net unrealized appreciation
  (depreciation) on Investments
  during the Period                   (974)              473              1,970                --
                                     -----              ----             ------             -----
  Net realized and unrealized
  gain (loss) on investments          (974)              473              1,970                --
                                     -----              ----             ------             -----
Net increase (decrease) in
contract owners' equity resulting
from operations                      $(983)             $469             $1,957             $  (7)
                                     =====              ====             ======             =====
---------------------------------------------------------------------------------------------------

          FIRST VARIABLE LIFE INSURANCE COMPANY - Separate Account VL

          Statement of Changes in Contract Owners' Equity (Unaudited)

                       5 month Period ended May 31, 1999

                                                                 Federated                                  Multiple        Matrix
                                                                Prime Money     Growth      High Income    Strategies       Equity
                                                     Total        Fund II      Division    Bond Division    Division       Division
-----------------------------------------------------------------------------------------------------------------------------------
Operations
Net investment income                            $              $   8,570    $  (10,488)   $   (2,703)    $   (5,633)     $  (3,485)
Realized gain (loss) on Variable Investors
 Series Trust shares redeemed                        107,238          ---        22,659        (8,327)         8,117         73,398
Net unrealized appreciation (depreciation) on
 investments during the period                       113,911          ---         7,157        33,345         (7,675)       (54,344)
                                                 -----------    ---------    ----------    ----------     ----------      ---------
Net increase (decrease) in contract
 owners' equity resulting from
  operations                                         190,641        8,570        19,328        22,315         (5,191)        15,569
                                                 -----------    ---------    ----------    ----------     ----------      ---------
From contract owner transactions
Net proceeds from sale of
 accumulation units                                3,547,286      687,142       991,659       122,663        577,144        182,576
Cost of accumulation units terminated
 and exchanged                                    (1,418,326)    (227,607)      (83,167)      (63,586)       (14,684)      (522,262)
                                                 -----------    ---------    ----------    ----------     ----------      ---------
Increase (decrease) in contract owners' equity
 from contract owner transactions                  2,128,960      459,535       908,492        59,077        562,460       (339,686)
                                                 -----------    ---------    ----------    ----------     ----------      ---------
Increase (decrease) in contract owners' equity     2,319,601      468,105       927,820        81,392        557,269       (324,117)
Contract Owners' equity at beginning of period    10,978,193      407,071     2,498,411       737,844      1,312,844      1,206,353
                                                 -----------    ---------    ----------    ----------     ----------      ---------
Contract Owner's equity at end of period         $13,297,794    $ 875,176    $3,426,231    $  819,236     $1,869,553      $ 882,236
                                                 ===========    =========    ==========    ==========     ==========      =========
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   World        Growth &     Small Cap
                                               US Government       Equity        Income        Growth
                                               Bond Division      Division      Division      Divison
------------------------------------------------------------------------------------------------------
Operations
Net investment income                             $   (1,913)    $ (2,943)    $   (7,320)   $   (4,532)
Realized gain (loss) on Variable Investors
 Series Trust shares redeemed                           (775)     (13,858)         8,936        17,088
Net unrealized appreciation (depreciation)
 on investments during the period                     (5,760)      34,236        248,431      (140,715)
                                                  ----------     --------     ----------    ----------
Net increase (decrease) in contract
 owners' equity resulting from
  operations                                          (8,448)      17,435        250,047      (128,159)
                                                  ----------     --------     ----------    ----------
From contract owner transactions
Net proceeds from sale of
 accumulation units                                  268,207      108,086        290,544       108,606
Cost of accumulation units terminated
 and exchanged                                       (15,464)     (46,984)       (54,621)     (389,896)
                                                  ----------     --------     ----------    ----------
Increase in contract owners' equity
 from contract owner transactions                    252,743       61,102        235,923      (281,290)
                                                  ----------     --------     ----------    ----------
Increase in contract owners' equity                  244,295       78,537        485,970      (409,449)
Contract Owners' equity at beginning of period       462,953      822,677      1,979,323     1,551,277
                                                  ----------     --------     ----------    ----------
Contract Owner's equity at end of period          $  707,248     $901,214     $2,465,293    $1,141,828
                                                  ==========     ========     ==========    ==========
------------------------------------------------------------------------------------------------------

           FIRST VARIABLE LIFE INSURANCE COMPANY -- Separate Account VL

          Statement of Changes in Contract Owners' Equity (Unaudited)

                       5 month Period ended May 31, 1999

                                           AIM V.I.                             Capital                             American
                                         Lord Abbett       MFS Growth w/     Appreciation    AIM V.I. Growth      Century V.P.
                                       Growth & Income       MFS New          MFS Growth         Income            MFS Growth
--------------------------------------------------------------------------------------------------------------------------------
Operations
Net investment income
Realized gain (loss) on Variable
Investors Series Trust shares
redeemed                                  $   (11)          $    (7)           $    (3)          $   (1)             $   (5)
                                               --                --                 --               --                  --
Net unrealized appreciation
(depreciation) on investments
during the period                            (831)             (723)              (188)             (69)               (259)
                                          -------           -------            -------           ------             -------
Net increase (decrease) in
contract owners' equity resulting
from operations                              (842)             (730)              (191)             (70)               (264)
                                          -------           -------            -------           ------             -------

From contract owner
transactions
Net proceeds from sale of
accumulation units                         36,446            26,952             11,414            6,446              16,448
Cost of accumulation units
terminated and exchanged                       (2)              (11)                (3)             (15)                 (4)
                                          -------           -------            -------           ------             -------

Increase in contract owners'
equity from contract owner
transactions                               36,444            26,941             11,411            6,431              16,444
                                          -------           -------            -------           ------             -------

Increase in contract owners' equity         35,602            26,211             11,220            6,361              16,180

Contract Owners' equity at
beginning of period                            --                --                 --               --                  --
                                          -------           -------            -------           ------             -------
Contract Owner's equity at end
of period                                 $35,602           $26,211            $11,220           $6,361             $16,180
                                          =======           =======            =======           ======             =======

------------------------------------------------------------------------------------------------------------------------------------


                                             B.T. Equity 500      B.T. Small                      Lord Abbett      MFS Growth w/
                                                 Income         Capital Index     Templeton     Growth & Income       MFS New
--------------------------------------------------------------------------------------------------------------------------------
Operations
Net investment income
Realized gain (loss) on Variable
Investors Series Trust shares
redeemed                                            (1)                (9)              (4)            (13)               (7)
                                                    --                 --               --              --                --
Net unrealized appreciation
(depreciation) on investments
during the period                                 (163)              (974)             473           1,970              ----
                                                 -----             ------           ------          ------            ------
Net increase (decrease) in
contract owners' equity resulting
from operations                                   (164)              (983)             469           1,957                (7)
                                                 -----             ------           ------          ------            ------

From contract owner
transactions
Net proceeds from sale of
accumulation units                               6,141             31,368           11,497          41,806            22,141

Cost of accumulation units
terminated and exchanged                            (9)                (7)              (4)             --                --
                                                 -----             ------           ------          ------            ------

Increase in contract owners'
equity from contract owner
transactions                                     6,132             31,361           11,493          41,806            22,141
                                                 -----             ------           ------          ------            ------

Increase in contract owners' equity              5,968             30,378           11,962          43,763            22,134
Contract Owners' equity at
beginning of period                                 --                 --               --              --                --
                                                 -----             ------           ------          ------            ------
Contract Owner's equity at end
of period                                        5,968             30,378           11,962          43,763            22,134
                                                 =====             ======           ======          ======            ======

--------------------------------------------------------------------------------------------------------------------------------

                     First Variable Life Insurance Company --
                              Separate Account VL

                              Financial Statements

                          Year ended December 31, 1998



                                    Contents

Report of Independent Auditors.......................................  1

Financial Statements

Statement of Assets, Liabilities, and Contract Owners' Equity........  2
Statement of Operations..............................................  3
Statements of Changes in Contract Owners' Equity.....................  4
Notes to Financial Statements........................................  6


                         Report of Independent Auditors


To the Board of Directors of First Variable Life Insurance Company and Contract Owners of Separate Account VL

We have audited the accompanying statement of assets, liabilities and contract owners' equity of First Variable Life Insurance Company -- Separate Account VL as of December 31, 1998, and the related statement of operations for the year then ended and the statements of changes in contract owners' equity for the year then ended and for the period from March 31, 1997 (commencement of operations) through December 31, 1997. These financial statements are the responsibility of First Variable Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of the securities owned as of December 31, 1998, by correspondence with Variable Investors Series Trust and Federated Insurance Series Trust. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Variable Life Insurance Company -- Separate Account VL at December 31, 1998, and the results of its operations for the year then ended, and the changes in its contract owners' equity for the year then ended and for the period from March 31, 1997 through December 31, 1997, in conformity with generally accepted accounting principles.

March 18, 1999

                                                        /s/ Ernst & Young, LLP
                                                       ----------------------
                                                          ERNST & YOUNG LLP

Chicago, Illinois

                     First Variable Life Insurance Company--
                              Separate Account VL

         Statement of Assets, Liabilities, and Contract Owners' Equity

                               December 31, 1998

                                                                                  Federated                    High
                                                                                    Prime                     Income      Multiple
                                                                                    Money        Growth        Bond      Strategies
                                                                      Total        Fund II      Division     Division     Division
                                                                   ----------------------------------------------------------------
Assets
Investments in Variable Investors Series Trust at net asset value
 (cost $9,947,602)                                                 $10,446,726    $      -     $2,514,903    $753,150    $1,211,656
Investments in Federated Prime Money Fund II at net asset value
 (cost $419,963)                                                       419,963     419,963              -           -             -
Receivable from First Variable Life Insurance Company                  181,983           -              -           -       100,628
                                                                   ----------------------------------------------------------------

Total assets                                                       $11,048,672    $419,963     $2,514,903    $753,150    $1,312,284
                                                                   ================================================================

Liabilities
Payable to First Variable Life Insurance Company                   $    70,479    $ 12,892     $   16,492    $ 15,306    $        -

Contract owners' equity
Variable annuity contract owners' equity                            10,978,193     407,071      2,498,411     737,844     1,312,284
                                                                   ----------------------------------------------------------------
Total liabilities and contract owners' equity                      $11,048,672    $419,963     $2,514,903    $753,150    $1,312,284
                                                                   ================================================================

                                                                                    U.S.                                   Small
                                                                     Matrix      Government     World       Growth &        Cap
                                                                     Equity         Bond        Equity       Income        Growth
                                                                    Division      Division     Division     Division      Division
                                                                   ----------------------------------------------------------------
Assets
Investments in Variable Investors Series Trust at net asset value
 (cost $9,947,602)                                                 $1,205,416     $470,574     $789,583    $1,997,491    $1,503,953
Investments in Federated Prime Money Fund II at net asset value
 (cost $419,963)                                                            -            -            -             -             -
Receivable from First Variable Life Insurance Company                     937            -       33,094             -        47,324
                                                                   ----------------------------------------------------------------

Total assets                                                       $1,206,353     $470,574     $822,677    $1,997,491    $1,551,277
                                                                   ================================================================

Liabilities
Payable to First Variable Life Insurance Company                   $        -     $  7,621     $      -    $   18,168    $        -

Contract owners' equity
Variable annuity contract owners' equity                            1,206,353      462,953      822,677     1,979,323     1,551,277
                                                                   ----------------------------------------------------------------
Total liabilities and contract owners' equity                      $1,206,353     $470,574     $822,677    $1,997,491    $1,551,277
                                                                   ================================================================

See accompanying notes.

                    First Variable Life Insurance Company--
                              Separate Account VL

                            Statement of Operations

                         Year ended December 31, 1998

                                                                                    Federated                  High
                                                                                      Prime                   Income      Multiple
                                                                                      Money       Growth       Bond      Strategies
                                                                         Total       Fund II     Division    Division     Division
                                                                      -------------------------------------------------------------
Investment income:
 Dividends                                                            $  623,593     $7,278      $279,822    $ 65,715     $ 74,553

Expenses:
 Fees paid to First Variable Life Insurance Company - Risk and
  administrative charges                                                  92,618      1,678        20,578      10,849       10,684
                                                                      -------------------------------------------------------------
Net investment income (loss)                                             530,975      5,600       259,244      54,866       63,869

Realized and unrealized gain (loss) on investments:
 Realized gain (loss) on Variable Investors Series Trust shares
  redeemed                                                              (150,817)         -        (6,830)    (26,762)      24,546
Net unrealized appreciation (depreciation) on investments during the
 year                                                                    812,459          -       299,094       4,432      186,414
                                                                      -------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                   661,642          -       292,264     (22,330)     210,960
                                                                      -------------------------------------------------------------
Net increase in contract owners' equity resulting from operations     $1,192,617     $5,600      $551,508    $ 32,536     $274,829
                                                                      =============================================================

                                                                                        U.S.                                Small
                                                                          Matrix     Government     World      Growth &      Cap
                                                                          Equity        Bond        Equity      Income      Growth
                                                                         Division     Division     Division    Division    Division
                                                                         ----------------------------------------------------------
Investment income:
 Dividends                                                               $ 51,886     $ 26,915     $ 62,622    $ 54,802    $      -

Expenses:
 Fees paid to First Variable Life Insurance Company - Risk and
  administrative charges                                                    8,453        2,724        7,724      18,507      11,421
                                                                      -------------------------------------------------------------
Net investment income (loss)                                               43,433       24,191       54,898      36,295     (11,421)

Realized and unrealized gain (loss) on investments:
 Realized gain (loss) on Variable Investors Series Trust shares
  redeemed                                                                (33,571)         124      (31,647)      3,233     (79,910)
Net unrealized appreciation (depreciation) on investments during the
 year                                                                     116,810       (8,920)     (11,058)    108,532     117,155
                                                                      -------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                     83,239       (8,796)     (42,705)    111,765      37,245
                                                                      -------------------------------------------------------------
Net increase in contract owners' equity resulting from operations        $126,672      $15,395     $ 12,193    $148,060    $ 25,824
                                                                      =============================================================

See accompanying notes.

                     First Variable Life Insurance Company
                              Separate Account VL

                Statements of Changes in Contract Owners' Equity

                    Periods ended December 31, 1998 and 1997

                                                                                               Federated Prime Money
                                                                        Total                         Fund II
                                                                 1998           1997/(1)/       1998         1997/(1)/
                                                            ----------------------------------------------------------
Operations
Net investment income                                        $   530,975     $  293,541       $  5,600     $       660
Realized gain (loss) on Variable Investors Series Trust
  shares redeemed                                               (150,817)        30,991             --              --

Net unrealized appreciation (depreciation) on investments
  during the period                                              812,459       (313,337)            --              --
                                                             ---------------------------------------------------------

Net increase (decrease) in contract owners' equity resulting
  from operations                                              1,192,617         11,195          5,600             660


From contract owner transactions
Net proceeds from sale of accumulation units                   6,635,155      4,204,473        358,835         225,761
Cost of accumulation units terminated and exchanged             (999,210)         4,442         (2,727)       (168,166)
                                                             -----------     ----------       --------       ---------
Increase (decrease) in contract owners' equity from contract
  owner transactions                                           5,635,945      4,208,915        356,108          57,595
                                                             -----------     ----------       --------       ---------

Increase (decrease) in contract owners' equity                 6,828,562      4,220,110        361,708          58,255
Contract owners' equity at beginning of period                 4,220,110             --         58,255              --
                                                             -----------     ----------       --------       ---------
Contract owners' equity at end of period                     $11,048,672     $4,220,110       $419,963       $  58,255
                                                             ===========     ==========       ========       =========

                                                                                                  High Income
                                                                    Growth Division              Bond Division
                                                                  1998        1997/(1)/           1998      1997/(1)/
                                                            ---------------------------------------------------------
Operations
Net investment income                                         $   259,244   $ 50,022           $  54,866    $  43,302
Realized gain (loss) on Variable Investors Series Trust
  shares redeemed                                                  (6,830)     6,149             (26,762)       4,237

Net unrealized appreciation (depreciation) on investments
  during the period                                               299,094    (59,827)              4,432      (38,178)
                                                              -----------   --------           ---------    ---------

Net increase (decrease) in contract owners' equity resulting
  from operations                                                 551,508     (3,656)             32,536        9,361


From contract owner transactions
Net proceeds from sale of accumulation units                    1,225,672    725,575             466,386      786,740
Cost of accumulation units terminated and exchanged               (91,912)   107,716            (521,331)     (20,542)
                                                              -----------   --------           ---------    ---------
Increase (decrease) in contract owners' equity from contract
  owner transactions                                            1,133,760    833,291            (54,945)      766,198
                                                              -----------   --------           ---------    ---------

Increase (decrease) in contract owners' equity                  1,685,268    829,635            (22,409)      775,559
Contract owners' equity at beginning of period                    829,635         --            775,559            --
                                                              -----------   --------           ---------    ---------
Contract owners' equity at end of period                      $ 2,514,903   $829,635           $753,150     $ 775,559
                                                              ===========   ========           =========    =========

                                                                       Multiple Strategies
                                                                             Division
                                                                        1998          1997/(1)/
                                                                     ------------------------

Operations
Net investment income                                                $   63,869       $ 27,256
Realized gain (loss) on Variable Investors Series Trust
  shares redeemed                                                        24,546          4,035

Net unrealized appreciation (depreciation) on investments
  during the period                                                     186,414        (27,549)
                                                                     -----------      --------

Net increase (decrease) in contract owners' equity resulting
  from operations                                                       274,829          3,742


From contract owner transactions
Net proceeds from sale of accumulation units                            750,223        431,203
Cost of accumulation units terminated and exchanged                    (114,836)       (32,877)
                                                                     -------------------------
Increase (decrease) in contract owners' equity from contract
  owner transactions                                                    635,387        398,326
                                                                     -------------------------

Increase (decrease) in contract owners' equity                          910,216        402,068
Contract owners' equity at beginning of period                          402,068             --
                                                                     -------------------------
Contract owners' equity at end of period                             $1,312,284       $402,068
                                                                     =========================

(1) From commencement of operations, March 31, 1997.

                     First Variable Life Insurance Company --
                              Separate Account VL

          Statements of Changes in Contract Owners' Equity (continued)

                    Periods ended December 31, 1998 and 1997


                                                                  Matrix Equity      U.S. Government Bond      World Equity
                                                                     Division               Division             Division
                                                                 1998      1997(1)      1998     1997(1)      1998     1997(1)
                                                              ------------------------------------------------------------------
Operations

Net investment income (loss)                                  $   43,433   $ 50,132   $ 24,191   $  5,471   $ 54,898   $ 45,728
Realized gain (loss) on Variable Investors Series Trust
 shares redeemed                                                 (33,571)     1,214        124        115    (31,647)     1,148

Net unrealized appreciation (depreciation) on investments
 during the period                                               116,810    (46,673)    (8,920)    (4,328)   (11,058)   (56,711)
                                                              ------------------------------------------------------------------
Net increase (decrease) in contract owners' equity resulting
 from operations                                                 126,672      4,673     15,395      1,258     12,193     (9,835)

From contract owner transactions
Net proceeds from sale of accumulation units                     853,105    237,690    352,694     86,790    480,470    414,940
Cost of accumulation units terminated and exchanged              (21,299)     5,512     (3,780)    18,217    (49,317)   (25,774)
                                                              ------------------------------------------------------------------
Increase in contract owners' equity from contract owner
 transactions                                                    831,806    243,202    348,914    105,007    431,153    389,166
                                                              ------------------------------------------------------------------
Increase in contract owners' equity                              958,478    247,875    364,309    106,265    443,346    379,331
Contract owners' equity at beginning of period                   247,875         --    106,265         --    379,331         --
                                                              ------------------------------------------------------------------
Contract owners' equity at end of period                      $1,206,353   $247,875   $470,574   $106,265   $822,677   $379,331
                                                              ====================================================================

                                                                 Growth & Income            Small Cap
                                                                     Division            Growth Division
                                                                 1998      1997(1)       1998      1997(1)
                                                              ---------------------------------------------

Operations

Net investment income (loss)                                  $   36,295   $ 56,731   $  (11,421)  $ 14,239
Realized gain (loss) on Variable Investors Series Trust
 shares redeemed                                                   3,233      9,851      (79,910)     4,242
Net unrealized appreciation (depreciation) on investments
 during the period                                               108,532    (38,508)     117,155    (41,563)
Net increase (decrease) in contract owners' equity resulting
 from operations                                                 148,060     28,074       25,824    (23,082)

From contract owner transactions
Net proceeds from sale of accumulation units                   1,107,293    808,742    1,040,477    487,032
Cost of accumulation units terminated and exchanged              (84,267)   (10,411)    (109,741)   130,767
                                                              ---------------------------------------------
Increase in contract owners' equity from contract owner
 transactions                                                  1,023,026    798,331      930,736    617,799
                                                              ---------------------------------------------
Increase in contract owners' equity                            1,171,086    826,405      956,560    594,717
Contract owners' equity at beginning of period                   826,405         --      594,717         --
                                                              ---------------------------------------------
Contract owners' equity at end of period                      $1,997,491   $826,405   $1,551,277   $594,717
                                                              =============================================

(1) From commencement of operations, March 31, 1997.

See accompanying notes.

                     First Variable Life Insurance Company
                              Separate Account VL

                         Notes to Financial Statements

                          Year ended December 31, 1998


1.   Organization

Separate Account VL (the Fund), which began operations on March 31, 1997, is a segregated account of First Variable Life Insurance Company (First Variable
Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Eight of the nine investment divisions of the Fund are invested solely in the shares of the eight corresponding portfolios of the Variable Investors Series Trust (the Trust), a no-load, diversified, open-end, series management investment company registered under the 1940 Act. The remaining investment division is invested in the Federated Prime Money Fund II (Federated), a portfolio of Federated Insurance Series Trust, an open-end management investment company. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

First Variable Life is a wholly owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is a wholly owned subsidiary of Irish Life, plc. (Irish
Life) of Dublin, Ireland. First Variable Life is domiciled in the State of Arkansas.

The assets of the Fund are not available to meet the general obligations of First Variable Life or ILoNA and are held for the exclusive benefit of the contract owners participating in the Fund.

2.   Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

Investments

The investments in shares of the Trust and Federated are stated at the net asset value, which approximates fair value, per share of the respective portfolios of the Trust and Federated. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of shares sold and redeemed is determined on the first in, first out method. Dividends and capital gain distributions received from the Trust and Federated are reinvested in additional shares of the Trust and Federated and are recorded as income by the Fund on the ex-dividend date.

                     First Variable Life Insurance Company
                              Separate Account VL

                         Notes to Financial Statements (continued)


2.   Significant Accounting Policies (continued)

Federal Income Taxes

For federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Investments

The following table presents selected data for investments in each of the Portfolios of the Trust at December 31, 1998:

                                   Number of                      Net Asset
                                    Shares            Cost          Value
                               ----------------------------------------------
Federated Prime Money Fund II       419,963     $   419,963     $   419,963
Growth Portfolio                     61,333       2,275,635       2,514,903
High Income Bond Portfolio           82,173         786,896         753,150
Multiple Strategies Portfolio        70,678       1,052,791       1,211,656
Matrix Equity Portfolio              73,712       1,135,279       1,205,416
U.S. Government Bond                 45,589         483,821         470,574
 Portfolio
World Equity Portfolio               57,979         857,352         789,583
Growth & Income Portfolio           125,617       1,927,467       1,997,491
Small Cap Growth Portfolio           99,656       1,428,361       1,503,953
                                               ------------------------------
                                                $10,367,565     $10,866,689
                                               ==============================

                   First Variable Life Insurance Company --
                              Separate Account VL

                   Notes to Financial Statements (continued)


4.  Contract Owners' Equity

Variable life contract owners' equity at December 31, 1998, consists of the following:

                                      Accumulation   Accumulation
                                         Units        Unit Value       Equity
                                      -----------------------------------------
Cap One Pay policies
Federated Prime Money Fund II             25,446       10.723661    $   272,881
Growth Division                          138,529       16.443178      2,277,856
High Income Bond Division                 59,075       11.318272        668,623
Multiple Strategies Division              77,855       15.672874      1,220,214
Matrix Equity Division                    74,736       14.743613      1,101,885
U.S. Government Bond Division             38,486       11.678249        449,454
World Equity Division                     64,678       11.570225        748,336
Growth & Income Division                 127,936       13.787358      1,763,899
Small Cap Growth Division                105,819       11.573322      1,224,672
                                                                    -----------
                                                                      9,727,820

Cap Solutions policies
Federated Prime Money Fund II             13,028       10.299996        134,190
Growth Division                           15,930       13.845152        220,556
High Income Bond Division                  6,870       10.076598         69,221
Multiple Strategies Division               6,925       13.295360         92,069
Matrix Equity Division                     8,660       12.063998        104,469
U.S. Government Bond Division              1,266       10.661862         13,498
World Equity Division                      7,119       10.443054         74,341
Growth & Income Division                  19,280       11.173216        215,424
Small Cap Growth Division                 33,107        9.865085        326,605
                                                                    -----------
                                                                      1,250,373
                                                                    -----------
Totals                                                              $10,978,193
                                                                    ===========

                     First Variable Life Insurance Company--
                              Separate Account VL

                         Notes to Financial Statements (continued)

5.   Purchases and Sales of Securities

Cost of purchases and proceeds from sales of Trust and Federated shares by the Fund during the year ended December 31, 1998, are shown below:

                                                   Purchases        Sales
                                                ----------------------------
Federated Prime Money Fund II                     $  592,794     $  231,262
Growth Portfolio                                   1,823,208        413,375
High Income Bond Portfolio                         1,263,919      1,264,017
Multiple Strategies Portfolio                        910,661        314,595
Matrix Equity Portfolio                            1,114,235        239,786
U.S. Government Bond Portfolio                       381,483          8,401
World Equity Portfolio                               618,419        170,082
Growth & Income Portfolio                          1,499,904        405,629
Small Cap Growth Portfolio                         1,324,493        442,119
                                                ----------------------------
Totals                                            $9,529,116     $3,489,266
                                                ============================

6.   Expenses

As more fully disclosed in the prospectus, First Variable Life charges the Fund, based on the value of the Fund, various charges. For Cap One Pay policies, First Variable Life charges the Fund at an annual rate of .90% for mortality and expense risks. For Cap Solutions policies, First Variable Life charges the Fund at an annual rate of .50% for mortality and expense risks. Total charges to the Fund for all the policy forms for the year ended December 31, 1998, were $92,618.

7.   Diversification Requirements

Under the provisions of section 817(h) of the Internal Revenue Code (the Code), a variable life contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as a life contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under section 817(h) of the Code. First Variable Life believes that the Fund satisfies the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

                     First Variable Life Insurance Company
                              Separate Account VL

                   Notes to Financial Statements (continued)


8.  Principal Underwriter and General Distributor

First Variable Capital Services, Inc., a wholly owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

9.  Year 2000 Issues (Unaudited)

Like other financial and business organizations around the world, First Variable Life could be adversely affected if its computer systems and those of its service providers do not properly process and calculate date-related information and data from and after January 1, 2000. First Variable Life has completed an assessment of the Year 2000 impact on its systems, procedures, customers, and business processes and has begun converting critical data processing systems.
In addition, First Variable Life is gathering information about the Year 2000 compliance status of its significant service providers and will continue to monitor their compliance. First Variable Life believes it has taken the necessary steps to address the Year 2000 issue; however, there can be no assurances that these steps will be sufficient to avoid any adverse impact on the Fund.

                       Consolidated Financial Statements

                     First Variable Life Insurance Company

                 5 month Period ended May 31, 1999 (unaudited)

                 Years ended December 31, 1998, 1997, and 1996
                      with Report of Independent Auditors

                                   Unaudited

                     First Variable Life Insurance Company

                          Consolidated Balance Sheets
                                (In Thousands)

                                                                                  May 31, 1999     December 31, 1998
                                                                              ------------------------------------------
Assets
Investments (Note 3):
  Fixed maturities--Available-for-sale, at fair value (amortized
   cost: 1999-$175,694; 1998-$245,795)                                               $180,883           $264,741
  Option Contracts                                                                      2,451              2,279
  Equity Securities -- Available-for-sale, at fair value (cost:
   $684 at 1999; and $684 in 1998)                                                        134                173
  Policy Loans                                                                            741                606
                                                                              ------------------------------------------
Total Investments                                                                     184,209            267,799

Cash and Cash Equivalents                                                               3,625              3,353
Accrued Investment Income                                                               3,435              4,878
Deferred Policy Acquisition costs                                                      12,708             10,481
Value of insurance in force acquired                                                   13,902             15,089
Property and equipment, less allowances for depreciation of
 $918 at 1999 and $836 in 1998                                                            755                574
Goodwill, less accumulated amortization of $682 in 1999 and
 $621 in 1998                                                                           2,241              2,302
Other Assets                                                                              361                659
Assets Held in Separate Accounts                                                      237,792            266,257
                                                                              ------------------------------------------
Total Assets                                                                         $459,028           $571,392
                                                                              ==========================================

Liabilities and Stockholder's Equity
Liabilities:
  Future policy benefits for annuity and life products                               $127,613           $206,069
  Unearned revenue reserve                                                                252                278
  Supplementary Contracts without life contingencies                                   22,603             22,955
  Deferred income tax liability                                                         3,882              5,850
  Due to affiliates                                                                       139                139
  Other liabilities                                                                     3,341              2,149
  Liabilities related to Separate Accounts                                            237,792            266,257
                                                                              ------------------------------------------
Total Liabilities                                                                     395,622            503,697

Commitments and contingencies
Stockholder's equity:
  Capital stock, par value $1.00 per share--Authorized
   3,500,000 shares, issued and outstanding 2,500,000 shares                            2,500              2,500
  Additional paid-in capital                                                           53,104             53,104
  Accumulated other comprehensive income                                                1,945              8,195
  Retained earnings                                                                     5,857              3,896
                                                                              ------------------------------------------
Total Stockholder's equity                                                             63,406             67,695
                                                                              ------------------------------------------
Total liabilities and stockholder's equity                                           $459,028           $571,392
                                                                              ==========================================

See accompanying notes to financial statements

                                   Unaudited

                     First Variable Life Insurance Company

                     Consolidated Statements of Cash Flows

                                (In Thousands)

                                                                                         5 month
                                                                                       Period Ended
                                                                           May 31, 1999              May 31, 1998
                                                                           ---------------------------------------
Operating Activities
Net Income                                                                     $   1,961                  $    744
Adjustments to reconcile net income to net cash provided by
  operating activities:
Adjustments related to interest-sensitive products:
  Annuity Benefits                                                                 4,855                     6,455
  Annuity Product Charges                                                         (1,761)                   (1,675)
Realized Gains on Investments                                                     (6,293)                   (1,518)
Policy Acquisition costs deferred                                                 (1,764)                   (1,378)
Amortization of deferral policy acquisition costs                                    678                       345
Provision for depreciation and other amortization                                  4,512                       350
Provision for income taxes                                                         1,343                       377
Other                                                                              2,505                    (1,946)
                                                                           ---------------------------------------
Net Cash provided by operating activities                                          6,036                     1,754

Investing Activities
Sales, maturity, or repayment of fixed maturity investments                       89,615                    32,676
Acquisition of fixed maturities                                                  (13,172)                  (22,651)
Acquisition of option contracts                                                     (171)                     (515)
Policy loans and other                                                              (135)                     (218)
                                                                           ---------------------------------------
Net cash provided by investing activities                                         76,137                     9,292

Financing Activities
Receipts from interest-sensitive products credited to
  policyholder account balances                                                   23,556                    25,378
Return of policyholder account balances on interest-sensitive
  products                                                                      (105,457)                  (39,235)
                                                                           ---------------------------------------
Net cash used in financing activities                                            (81,901)                  (13,857)
                                                                           ---------------------------------------
Net increase (decrease) in cash and cash equivalents                                 272                    (2,811)
Cash and cash equivalents at beginning of year                                     3,353                     3,029
                                                                           ---------------------------------------
Cash and cash equivalents at end of period                                     $   3,625                  $    218
                                                                           =======================================

See accompanying notes to financial statements.

                                   Unaudited

                     First Variable Life Insurance Company

          Consolidated Statements of Changes in Stockholder's Equity

                                (In Thousands)

                                                                                   Accumulated
                                                                   Additional         Other                            Total
                                                                    Paid-In       Comprehensive       Retained     Stockholder's
                                             Capital Stock          Capital          Income           Earnings         Equity
                                             -----------------------------------------------------------------------------------
Balance at January 1, 1999                         $2,500          $53,104            $ 8,195           $3,896          $67,695
  Net Income                                                                                             1,961            1,961
  Net unrealized investment loss, net of
    reclassification adjustment                                                        (6,250)                           (6,250)
                                                                                                                   -------------
  Comprehensive Loss                                                                                                     (4,289)
                                             -----------------------------------------------------------------------------------
Balance at May 31, 1999                            $2,500          $53,104            $ 1,945           $5,857          $63,406
                                             ===================================================================================

See accompanying notes to financial statements.

                                   Unaudited

                     First Variable Life Insurance Company

                       Consolidated Statements of Income
                                (In Thousands)

                                                                          5 month period
                                                                          --------------
                                                                 31-May-99               31-May-98
                                                                 ---------------------------------
Revenues:
 Annuity and life product charges                                  $ 1,787                 $ 1,701
 Net Investment Income                                               7,217                   9,479
 Realized gains on investments                                       3,691                   1,518
 Other Income                                                        5,567                     647
                                                                 ---------------------------------
Total Revenues                                                      18,262                  13,345

Benefits and expenses:
 Annuity and life benefits                                           4,855                   6,455
 Underwriting, acquisition, and insurance
   expenses                                                          4,243                   4,052
 Amortization of value of insurance in force
   acquired and deferred policy acquisition costs                    5,096                     809
 Management fee paid to parent                                         200                     200
 Other expenses                                                        552                     708
                                                                 ---------------------------------
Total benefits and expenses                                         14,946                  12,224
Income (loss) before income tax                                      3,316                   1,121

Income Tax                                                           1,355                     377
                                                                 ---------------------------------
Net Income                                                         $ 1,961                 $   744
                                                                 =================================

See accompanying notes to financial statements.

                    First  Variable Life Insurance Company

            Notes to Consolidated Financial Statements (Unaudited)
                                (In Thousands)

Investment Operations
---------------------

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements have been omitted pursuant to such rules and regulations. The Company believes the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements included herein are, in the opinion of management, prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 1998 and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth. The results of operations are not necessarily indicative of results of operations for subsequent periods or the full year. These unaudited consolidated financial statements should read in conjunction with the audited consolidated financial statements and the notes thereto included herein.

2. Fixed Maturities and Equity Securities

The following tables contain amortized cost and fair value information on fixed maturities (bonds) and equity securities (common stocks) at May 31, 1999.

                                                                  Gross         Gross
                                                 Cost or        Unrealized    Unrealized
                                              Amortized Cost      Gains         Losses       Fair Value
                                              ---------------------------------------------------------
May 31, 1999
Fixed maturities - available for sale:
  United States Government and Agencies:
   Mortgage and asset backed securities             $ 16,729        $1,081       $   (12)      $ 17,798
   Other                                               4,949           135                        5,084
  State, municipal, and other governments
  Public Utilities                                    26,935         1,598          (120)        28,413
  Industrial and miscellaneous                       127,081         3,968        (1,461)       129,588
                                              ---------------------------------------------------------
Total fixed Maturities available for sale            175,694        $6,782        (1,593)       180,883
                                              =========================================================
Equity Securities                                   $    684           ---       $   550       $    134
                                              =========================================================

The amortized cost and fair value of the Company's portfolio of fixed-maturity securities at May 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepare obligations with or without call or prepayment penalties.

                                                   Amortized     Estimated
                                                     Cost       Market Value
                                                   -------------------------
Due in one year or less                               $ 12,659      $ 12,781
Due after one year through five years                   53,254        54,797
Due after five years through ten years                  44,565        43,542
Due after ten years                                     46,480        49,915
Mortgage and asset-back securities                      18,736        19,848
                                                   -------------------------
                                                      $175,694      $180,883
                                                   =========================


3. Subsequent Events
   -----------------

On March 31, 1999, the Company sold its block of Arkansas Diversified Deferred Compensation qualified business to Diversified Investment Advisors, Inc. The Transaction resulted in the transfer of approximately $111.8 million in general and separate account assets and reserves to Diversified and produced a net after-tax gain to the company or approximately $2.0 million.

                     First Variable Life Insurance Company

                       Consolidated Financial Statements

                 Years ended December 31, 1998, 1997, and 1996



                                    Contents

Report of Independent Auditors..............................  1

Consolidated Financial Statements

Consolidated Balance Sheets.................................  2
Consolidated Statements of Income...........................  3
Consolidated Statements of Changes in Stockholder's Equity..  4
Consolidated Statements of Cash Flows.......................  5
Notes to Consolidated Financial Statements..................  6


                         Report of Independent Auditors


The Board of Directors and Stockholder
First Variable Life Insurance Company

We have audited the accompanying consolidated balance sheets of First Variable Life Insurance Company (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Variable Life Insurance Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

February 2, 1999

Chicago, Illinois

                     First Variable Life Insurance Company

                          Consolidated Balance Sheets

                                                                            December 31
                                                                      1998                1997
                                                             ----------------------------------------

Assets
Investments (Note 3):
 Fixed maturities  Available-for-sale, at fair value
  (amortized cost:  1998  $245,795,000; 1997  $274,439,000)           $264,741,000       $294,961,000
 Option contracts                                                        2,279,000          1,057,000
 Equity securities  Available-for-sale, at fair value
 (cost:  $684,000 in 1998 and 1997)                                        173,000            825,000
 Policy loans                                                              606,000            267,000
                                                             ----------------------------------------
Total investments                                                      267,799,000        297,110,000

Cash and cash equivalents                                                3,353,000          3,029,000
Accrued investment income                                                4,878,000          5,744,000
Deferred policy acquisition costs                                       10,481,000          7,520,000
Value of insurance in force acquired (Note 4)                           15,089,000         16,939,000
Property and equipment, less allowances for depreciation of
 $836,000 in 1998 and $773,000 in 1997                                     574,000            445,000

Goodwill, less accumulated amortization of $621,000
in 1998 and $475,000 in 1997                                             2,302,000          2,448,000
Other assets                                                               659,000            732,000
Assets held in separate accounts                                       266,257,000        219,807,000
                                                             ----------------------------------------
Total assets                                                          $571,392,000       $553,774,000
                                                             ========================================

Liabilities and stockholder's equity
Liabilities:
 Future policy benefits for annuity and life products                 $206,069,000       $233,988,000
 Unearned revenue reserve                                                  278,000            282,000
 Supplementary contracts without life contingencies                     22,955,000         21,711,000
 Deferred income tax liability (Note 5)                                  5,850,000          6,692,000
 Due to affiliates                                                         139,000
 Other liabilities                                                       2,149,000          2,837,000
 Liabilities related to separate accounts                              266,257,000        219,807,000
                                                             ----------------------------------------
Total liabilities                                                      503,697,000        485,317,000

Commitments and contingencies (Note 8)
Stockholder's equity:
 Capital stock, par value $1.00 per share  Authorized
  3,500,000 shares, issued and outstanding 2,500,000 shares              2,500,000          2,500,000

 Additional paid-in capital                                             53,104,000         53,104,000
 Accumulated other comprehensive income                                  8,195,000          9,066,000
 Retained earnings                                                       3,896,000          3,787,000
                                                             ----------------------------------------
Total stockholder's equity                                              67,695,000         68,457,000
                                                             ----------------------------------------
Total liabilities and stockholder's equity                            $571,392,000       $553,774,000
                                                             ========================================

See accompanying notes.

                     First Variable Life Insurance Company

                       Consolidated Statements of Income



                                                 Year ended December 31
                                           1998            1997           1996
                                    -----------------------------------------------

Revenues:
 Annuity and life product charges        $ 4,026,000     $ 3,141,000    $ 2,408,000
 Net investment income                    22,295,000      22,597,000     23,458,000
 Realized gains on investments             2,723,000       1,227,000        972,000
 Other income                              1,576,000       1,368,000      1,114,000
                                    -----------------------------------------------
Total revenues                            30,620,000      28,333,000     27,952,000

Benefits and expenses:
 Annuity and life benefits                15,643,000      14,856,000     16,336,000
 Underwriting, acquisition, and
  insurance expenses                       9,828,000       8,313,000      6,176,000

 Amortization of value of insurance
  in force acquired and deferred
  policy acquisition costs                 3,473,000       1,602,000      1,099,000
 Management fee paid to parent               480,000         480,000        480,000
 Other expenses                            1,469,000       2,610,000      1,421,000
                                    -----------------------------------------------
Total benefits and expenses               30,893,000      27,861,000     25,512,000
                                    -----------------------------------------------

Income (loss) before income tax             (273,000)        472,000      2,440,000
 (benefit)

Income tax (benefit)                        (382,000)        153,000        836,000
                                    -----------------------------------------------

Net income                               $   109,000     $   319,000    $ 1,604,000
                                    ===============================================

See accompanying notes.

                     First Variable Life Insurance Company

           Consolidated Statements of Changes in Stockholder's Equity

                                                                          Accumulated
                                                        Additional           Other                               Total
                                          Capital         Paid-in        Comprehensive         Retained       Stockholder's
                                           Stock          Capital           Income             Earnings          Equity
                                   ---------------------------------------------------------------------------------------
Balance at January 1, 1996              $2,500,000      $53,104,000       $13,189,000         $1,864,000       $70,657,000
 Net income                                     --               --                --          1,604,000         1,604,000
 Net unrealized investment loss,
  net of reclassification
  adjustment                                    --               --        (5,865,000)                --        (5,865,000)
                                                                                                         ------------------
 Comprehensive loss                                                                                             (4,261,000)
                                   ---------------------------------------------------------------------------------------
Balance at December 31, 1996             2,500,000       53,104,000         7,324,000          3,468,000        66,396,000
 Net income                                     --               --                --            319,000           319,000
 Net unrealized investment gain,
  net of reclassification
  adjustment                                    --               --         1,742,000                 --         1,742,000
                                                                                                        ------------------
 Comprehensive income                                                                                            2,061,000
                                   ---------------------------------------------------------------------------------------
Balance at December 31, 1997             2,500,000       53,104,000         9,066,000          3,787,000        68,457,000
 Net income                                     --               --                --            109,000           109,000
 Net unrealized investment loss,
   net of reclassification
   adjustment                                   --               --          (871,000)                --          (871,000)
                                                                                                        ------------------
 Comprehensive loss                                                                                               (762,000)
                                   ---------------------------------------------------------------------------------------
Balance at December 31, 1998            $2,500,000      $53,104,000       $ 8,195,000         $3,896,000       $67,695,000
                                   =======================================================================================

See accompanying notes.

                     First Variable Life Insurance Company

                     Consolidated Statements of Cash Flows

                                            5 months period Year ended December 31
                                            1998             1997             1996
                                     -------------------------------------------------
Operating activities
Net income                               $    109,000     $    319,000    $  1,604,000
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Adjustments related to
   interest-sensitive products:
     Annuity benefits                      15,643,000       14,856,000      16,336,000
     Annuity product charges               (4,022,000)      (3,141,000)     (2,408,000)
 Realized gains on investments             (2,723,000)      (1,227,000)       (972,000)
 Policy acquisition costs deferred         (3,665,000)      (3,208,000)     (2,800,000)
 Amortization of deferred policy
  acquisition costs                           912,000          594,000         360,000
 Provision for depreciation and
  other amortization                        2,154,000          937,000         524,000
 Provision for income taxes                  (382,000)         153,000         836,000
 Other                                        478,000        3,560,000      (1,949,000)
                                     -------------------------------------------------
Net cash provided by operating
 activities                                 8,504,000       12,843,000      11,531,000

Investing activities
Sale, maturity, or repayment of
 fixed maturity investments                61,253,000       24,657,000      21,770,000
Acquisition of fixed maturities           (29,074,000)     (19,142,000)     (7,517,000)
Acquisition of option contracts            (1,223,000)        (963,000)        (94,000)
Policy loans and other                       (840,000)        (267,000)       (193,000)
                                     -------------------------------------------------
Net cash provided by investing             30,116,000        4,285,000      13,966,000
 activities

Financing activities
Receipts from interest-sensitive
 products credited to policyholder
 account balances                          58,317,000       64,181,000      58,175,000
Return of policyholder account
 balances on interest-sensitive
 products                                 (96,613,000)     (80,713,000)    (86,824,000)
                                     -------------------------------------------------
Net cash used in financing
 activities                               (38,296,000)     (16,532,000)    (28,649,000)
                                     -------------------------------------------------
Net increase (decrease) in cash and
 cash equivalents                             324,000          596,000      (3,152,000)
Cash and cash equivalents at
 beginning of year                          3,029,000        2,433,000       5,585,000
                                     -------------------------------------------------
Cash and cash equivalents at end of
 year                                    $  3,353,000     $  3,029,000    $  2,433,000
                                     =================================================

See accompanying notes.

                     First Variable Life Insurance Company

                   Notes to Consolidated Financial Statements

                               December 31, 1998


1.  Significant Accounting Policies

Organization and Nature of Business

First Variable Life Insurance Company (the Company), a life insurance company domiciled in the State of Arkansas, is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is owned by Irish Life, plc (Irish Life) of Dublin, Ireland. The Company is licensed in 49 states and sells variable and fixed annuity products and variable universal life products through regional wholesalers and insurance brokers.

Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries, First Variable Advisory Services Corp. and First Variable Capital Services, Inc. All significant intercompany transactions have been eliminated.

Investments

Fixed Maturities and Equity Securities

Fixed-maturity securities (bonds) are categorized as "available-for-sale," and as a result, are reported at fair value, with unrealized gains and losses on these securities included directly in accumulated other comprehensive income in stockholder's equity, net of certain adjustments (see Note 3).

Option contracts are carried at unamortized premium paid for the contract adjusted for increases in their intrinsic value from increases in the S&P 500 index.

Policy loans are carried at unpaid principal balances.

Premiums and discounts on investments are amortized or accreted using methods which result in a constant yield over the securities' expected lives. Amortization or accretion of premiums and discounts on mortgage and asset-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

Equity securities (common stocks) are designated as available for sale and are reported at fair value. The change in unrealized gain and loss of equity securities (net of related deferred income taxes, if any) is included directly in accumulated other comprehensive income in stockholder's equity.

                    First Variable Life Insurance Company

1.  Significant Accounting Policies (continued)

Realized Gains and Losses on Investments

The carrying values of all the Company's investments are reviewed on an ongoing basis for credit deterioration, and if this review indicates a decline in market value that is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value (the sum of the estimated nondiscounted cash flows) and a specific write-down is taken. Such reductions in carrying value are recognized as realized losses and charged to income. Realized gains and losses on sales are determined on the basis of specific identification of investments.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deferred Policy Acquisition Costs and Value of Insurance in Force Acquired

To the extent recoverable from future policy revenues and gross profits, certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. The value of insurance in force acquired is an asset that arose at the date the Company was acquired by ILoNA. The initial value was determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance acquired. Interest accrues on the current unamortized balance at 7%.

For variable universal life insurance and investment products, these costs are being amortized generally in proportion to expected gross profits from surrender charges and investment, mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits (including the impact of investment gains and losses) to be realized from a group of products are revised.

Property and Equipment

Property and equipment are reported at cost, less allowances for depreciation. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives of the assets.

                     First Variable Life Insurance Company

1.  Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired. Goodwill is being amortized on a straight-line basis over a period of twenty years.

The carrying value of goodwill is regularly reviewed for indications of impairment in value which, in the view of management, are other than temporary. If facts and circumstances suggest that goodwill is impaired, the Company will assess the fair value of the underlying business and reduce goodwill to an amount that results in the book value of the underlying business approximating fair value. The Company has not recorded any such write-downs of goodwill.

Future Policy Benefits

Future policy benefit reserves for annuity and variable universal life products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for annuity products ranged from 3.0% to 7.0% in 1998, and 4.5% to 6.5% in 1997.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the related asset or liability from period to period.

Separate Accounts

The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered, principally for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of income.

                     First Variable Life Insurance Company

1.  Significant Accounting Policies (continued)

Recognition of Premium Revenues and Costs

Revenues for annuity and variable universal life products consist of policy charges for the cost of insurance, administration charges, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products include interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Approximately 35%, 42%, and 68% of the direct business written (as measured by premiums received) during the periods ended December 31, 1998, 1997, and 1996, respectively, were written through three wholesalers. Direct premiums are not concentrated in any geographical area.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, policyholder liabilities and accruals, postretirement benefits, guaranty fund assessment accruals, and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the consolidated financial statements.

Comprehensive Income

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS), No. 130, Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the new standard had no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to the adoption were reported separately in stockholder's equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

                     First Variable Life Insurance Company

1.  Significant Accounting Policies (continued)

Pending Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivatives Instruments and for Hedging Activities. SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges; hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. SFAS No. 133 is effective for years beginning after June 15, 1999, with earlier adoption permitted. The Company has not determined the impact of adopting SFAS No. 133.

Reclassification

Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the presentations made in the current years.

2.  Fair Values of Financial Instruments

SFAS 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

                    First Variable Life Insurance Company

2.  Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Fixed-Maturity Securities: Fair values for fixed-maturity securities have been determined by the Company's outside investment manager and are based on quoted market prices, when available, or price matrices for securities which are not actively traded, developed using yield data and other factors relating to instruments or securities with similar characteristics.

  Option Contracts: The fair values for option contracts are based on settlement values, quoted market prices of comparable instruments, and fees currently charged to enter into similar loans offered to borrowers with similar credit ratings. Similar characteristics are aggregated for the purposes of the calculations.

  Equity Securities: The fair values for equity securities are based on quoted market prices.

  Policy Loans: The Company has not determined the fair values associated with its policy loans, as management believes any differences between the Company's carrying value and the fair values afforded these instruments are immaterial to the Company's financial position and, accordingly, the cost to provide such disclosure would exceed the benefit derived. At December 31, 1998 and 1997, the interest rate related to the outstanding policy loans is 5%.

  Cash and Cash Equivalents: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

  Assets and Liabilities of Separate Accounts: Separate account assets and liabilities are reported at estimated fair value in the Company's consolidated balance sheets.

  Future Policy Benefits for Annuity and Life Products and Supplementary Contracts Without Life Contingencies: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities) are stated at the cost the Company would incur to extinguish the liability; i.e., the cash surrender value. The Company is not required to and has not estimated fair value of its liabilities under other contracts.

                    First Variable Life Insurance Company

2.  Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS 107 at December 31, 1998 and 1997:

                                              1998                                      1997
                               ----------------------------------        ----------------------------------
                                  Carrying                                  Carrying
                                    Value           Fair Value                Value           Fair Value
                               ----------------------------------        ----------------------------------
Assets
Fixed maturities--
 Available-for-sale               $264,741,000       $264,741,000           $294,961,000       $294,961,000
Option contracts                     2,279,000          2,279,000              1,057,000          1,057,000
Equity securities                      173,000            173,000                825,000            825,000
Policy loans                           606,000            606,000                267,000            267,000
Cash and cash equivalents            3,353,000          3,353,000              3,029,000          3,029,000
Assets held in separate
 accounts                          266,257,000        266,257,000            219,807,000        219,807,000


Liabilities
Future policy benefits for
 annuity and life products         206,069,000        206,069,000            233,988,000        233,988,000
Supplementary contracts
 without life contingencies         22,955,000         22,955,000             21,711,000         21,711,000
Liabilities related to
 separate accounts                 266,257,000        266,257,000            219,807,000        219,807,000

                    First Variable Life Insurance Company

3.  Investment Operations

Fixed Maturities and Equity Securities

The following tables contain amortized cost and fair value information on fixed maturities (bonds) and equity securities (common stocks) at December 31, 1998 and 1997:

                                         Cost or           Gross            Gross
                                        Amortized       Unrealized       Unrealized
                                          Cost             Gains           Losses         Fair Value
                                   --------------------------------------------------------------------
December 31, 1998
Fixed maturities --
 Available-for-sale:
 United States Government and
  agencies:
  Mortgage and asset-backed
   securities                        $    996,000      $    15,000         $     --     $  1,011,000
  Other                                20,025,000        1,717,000            9,000       21,733,000
 State, municipal, and other
  governments                           3,987,000          252,000               --        4,239,000
 Public utilities                      59,463,000        7,622,000            7,000       67,078,000
 Industrial and miscellaneous         161,324,000       10,041,000          685,000      170,680,000
                                  --------------------------------------------------------------------
Total fixed maturities --
 Available-for-sale                  $245,795,000      $19,647,000         $701,000     $264,741,000
                                  ====================================================================
Equity securities                    $    684,000      $        --         $511,000     $    173,000
                                  ====================================================================

December 31, 1997
Fixed maturities --
 Available-for-sale:
 United States Government and
  agencies:
  Mortgage and asset-backed
   securities                        $ 24,133,000      $   730,000         $283,000     $ 24,580,000
  Other                                23,546,000        1,391,000          138,000       24,799,000
 State, municipal, and other
  governments                           3,991,000          250,000               --        4,241,000
 Public utilities                      69,972,000        8,299,000          303,000       77,968,000
 Industrial and miscellaneous         152,797,000       10,758,000          182,000      163,373,000
                                  --------------------------------------------------------------------
Total fixed maturities --
 Available-for-sale                  $274,439,000      $21,428,000         $906,000     $294,961,000
                                  ====================================================================
Equity securities                    $    684,000      $   141,000         $     --     $    825,000
                                  ====================================================================

                    First Variable Life Insurance Company

                  Notes to Consolidated Financial Statements


3.  Investment Operations (continued)

The amortized cost and fair value of the Company's portfolio of fixed-maturity securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  Estimated
                                                   Amortized       Market
                                                     Cost           Value
                                                  ---------------------------
Due in one year or less                           $ 19,051,000   $ 19,307,000
Due after one year through five years              106,314,000    113,217,000
Due after five years through ten years              37,572,000     38,992,000
Due after ten years                                 81,862,000     92,214,000
Mortgage and asset-backed securities                   996,000      1,011,000
                                                  ---------------------------

                                                  $245,795,000   $264,741,000
                                                  ===========================

The unrealized gain or loss on fixed-maturity and equity securities available-for-sale is reported as accumulated other comprehensive income, reduced by adjustments to deferred policy acquisition costs and value of insurance in force acquired that would have been required as a charge or credit to income had such amounts been realized and a provision for deferred income taxes. Net unrealized investment gains that are recorded as accumulated other comprehensive income were comprised of the following:

                                                           December 31
                                                      1998            1997
                                                   ---------------------------
Unrealized gain on fixed-maturity and equity
 securities available-for-sale                     $18,435,000     $20,663,000
Adjustments for assumed changes in
 amortization pattern of:
  Deferred policy acquisition costs                 (1,572,000)     (1,780,000)
  Value of insurance in force acquired              (4,446,000)     (5,157,000)
Deferred income tax liability                       (4,222,000)     (4,660,000)
                                                   ---------------------------

Net unrealized investment gains                    $ 8,195,000     $ 9,066,000
                                                   ===========================

                     First Variable Life Insurance Company

3.  Investment Operations (continued)

Net Investment Income

Components of net investment income are as follows:

                                              Year ended December 31
                                       1998            1997            1996
                                   --------------------------------------------

Income from:
 Fixed maturities                   $21,181,000     $22,183,000     $23,364,000
 Cash and cash equivalents              155,000         225,000         288,000
 Option contracts                     1,118,000         408,000              --
 Policy loans                            37,000              --              --
                                   --------------------------------------------
                                     22,491,000      22,816,000      23,652,000

Less investment expenses               (196,000)       (219,000)       (194,000)
                                   --------------------------------------------
Net investment income               $22,295,000     $22,597,000     $23,458,000
                                   ============================================

Realized and Unrealized Gains and Losses

Realized gains (losses) and the change in unrealized gain (loss) on investments are summarized below:

                                              Year ended December 31
                                       1998           1997            1996
                                   --------------------------------------------

Realized
Fixed maturities                    $ 2,723,000      $1,227,000    $    972,000
                                   ============================================

Unrealized
Fixed maturities                    $(1,576,000)     $4,632,000    $(12,756,000)
Equity securities                      (652,000)        134,000         369,000
                                   --------------------------------------------
Unrealized gain (loss) on
 investments                        $(2,228,000)     $4,766,000    $(12,387,000)
                                   ============================================

                    First Variable Life Insurance Company

3.  Investment Operations (continued)

A summary of the net unrealized gain (loss) recognized in other comprehensive income is as follows:

                                                 Year ended December 31
                                            1998            1997           1996
                                       --------------------------------------------
Realized gain on securities included
 in net income                           $ 2,723,000     $ 1,227,000    $   972,000
                                       ============================================
Other comprehensive income:
 Net unrealized gain (loss) arising
  during the year, net of taxes of
  $166,000, $2,020,000, and
  ($3,881,000), respectively             $   315,000     $ 3,970,000    $(7,534,000)
 Reclassification adjustment, net of
  taxes of $926,000, $416,000, and
  $331,000, respectively                  (1,797,000)       (811,000)      (641,000)
                                       --------------------------------------------
                                          (1,482,000)      3,159,000     (8,175,000)
 Adjustments:
  Deferred policy acquisition costs,
   net of taxes of $70,000 and
   ($195,000), respectively                  138,000        (385,000)            --
  Value of insurance in force
   acquired, net of taxes of
   $238,000, ($525,000), and
   $1,190,000, respectively                  473,000      (1,032,000)     2,310,000
                                       --------------------------------------------
                                             611,000      (1,417,000)     2,310,000
                                       --------------------------------------------
 Net unrealized gain (loss)
  recognized in other comprehensive
  income                                 $  (871,000)    $ 1,742,000    $(5,865,000)
                                       ============================================

An analysis of sales, maturities, and principal repayments of the Company's fixed maturities portfolio for the years ended December 31, 1998, 1997, and 1996 is as follows:

                                           Gross         Gross
                           Amortized      Realized      Realized
                              Cost         Gains         Losses       Proceeds
                          ------------------------------------------------------
1998:
 Scheduled principal
  repayments and calls     $29,801,000    $  909,000       $ 1,000   $30,709,000
 Sales                      28,729,000     1,861,000        46,000    30,544,000
                          ------------------------------------------------------
                           $58,530,000    $2,770,000       $47,000   $61,253,000
                          ======================================================
1997:
 Scheduled principal
  repayments and calls     $11,636,000    $  447,000       $    --   $12,083,000
 Sales                      11,795,000       851,000        72,000    12,574,000
                          ------------------------------------------------------
                           $23,431,000    $1,298,000       $72,000   $24,657,000
                          ======================================================

                     First Variable Life Insurance Company

3.  Investment Operations (continued)

                                           Gross         Gross
                           Amortized      Realized      Realized
                              Cost         Gains         Losses       Proceeds
                          ------------------------------------------------------
1996:
 Scheduled principal
  repayments and calls    $13,416,000    $  329,000      $ 8,000    $13,737,000
 Sales                      7,382,000       715,000       64,000      8,033,000
                          ------------------------------------------------------
                          $20,798,000    $1,044,000      $72,000    $21,770,000
                          ======================================================

Income taxes during the years ended December 31, 1998, 1997, and 1996 include a provision of $926,000, $416,000, and $331,000, respectively, for the tax effect of realized gains.

Other

At December 31, 1998, fixed maturities with a carrying value of $8,894,000 were held on deposit with state agencies to meet regulatory requirements.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States Government) exceeded 10% of stockholder's equity at December 31, 1998.

The Company has acquired call option contracts relating to its equity-indexed annuity product to hedge increases in the S&P 500 index. The options are purchased concurrently with the issuance of these annuity contracts and expire, if not utilized, at the end of the annuities' term. The Company pays, at the beginning of the option contract, a premium for transferring the risk of unfavorable changes in the S&P 500 index. The carrying value of the option contracts is based upon the unamortized premium paid for the contract adjusted for increases in its intrinsic value from increases in the S&P 500 index. The carrying value of these contracts was $2,279,000 and $1,057,000 at December 31, 1998 and 1997, respectively.

Concentrations of Credit Risk

The Company's investment in public utility bonds at December 31, 1998 represents 25% of total investments and 12% of total assets. The holdings of public utility bonds are widely diversified and all issues met the Company's investment policies and credit standards when purchased.

                    First Variable Life Insurance Company

4.  Value of Insurance in Force Acquired

The value of insurance in force acquired is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force acquired for the years ended December 31, 1998, 1997, and 1996 is as follows:

                                               Year ended December 31
                                        1998            1997            1996
                                 -----------------------------------------------
Excluding impact on net
 unrealized investment gains and
 losses:
  Balance at beginning of year      $22,096,000     $23,094,000     $23,833,000
  Accretion of interest during
   the year                           1,457,000       1,582,000       1,642,000
  Amortization of asset              (4,018,000)     (2,580,000)     (2,381,000)
                                 -----------------------------------------------
Balance prior to impact of net
 unrealized investment gains and
 losses                              19,535,000      22,096,000      23,094,000
Impact of net unrealized
 investment gains and losses         (4,446,000)     (5,157,000)     (3,600,000)
                                 -----------------------------------------------
Balance at end of year              $15,089,000     $16,939,000     $19,494,000
                                 ===============================================

During the year ended December 31, 1998, the amortization of value of insurance in force acquired was increased by $1,600,000 due to gains realized on securities sold supporting the acquired block of business. Amortization of the value of insurance in force acquired for the next five years ending December 31 is expected to be as follows: 1999 -- $1,242,000; 2000 -- $1,380,000; 2001 --
$1,329,000; 2002 -- $1,281,000; and 2003 -- $1,231,000.

5.  Federal Income Taxes

The Company and its subsidiaries each file separate federal income tax returns. Deferred income taxes have been established by the Company and its subsidiaries based on the temporary differences, the reversal of which will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled, within each entity.

                    First Variable Life Insurance Company

5.  Federal Income Taxes (continued)

Income tax expense (benefit) is included in the consolidated financial statements as follows:

                                                 Year ended December 31
                                            1998          1997         1996
                                         --------------------------------------
Income tax (benefit) expense in
 consolidated statements of income
 on income before income tax
 (benefit)                               $(382,000)    $  153,000   $   836,000
                                         --------------------------------------
                                          (382,000)       153,000       836,000
Tax (benefit) expense in
 consolidated statements of changes
 in stockholder's equity:
  Amounts attributable to change in
   accumulated other comprehensive
   income during year -- Deferred         (438,000)       887,000    (3,022,000)
                                         --------------------------------------
                                         $(820,000)    $1,040,000   $(2,186,000)
                                         ======================================

The effective tax rate on income (loss) before income tax (benefit) is different from the prevailing federal income tax rate as follows:


                                                 Year ended December 31
                                           1998           1997          1996
                                        ---------------------------------------
Income (loss) before income tax
 (benefit)                              $(273,000)      $472,000     $2,440,000
                                        =======================================
Income tax (benefit) at federal
 statutory rate (34%)                   $ (93,000)      $160,000     $  830,000
Tax effect (decrease) of:
 Other                                   (289,000)        (7,000)         6,000
                                        ---------------------------------------
Income tax (benefit) expense            $(382,000)      $153,000     $  836,000
                                        =======================================

                     First Variable Life Insurance Company

5.  Federal Income Taxes (continued)

The tax effect of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 1998 and 1997 is as follows:

                                                     December 31
                                                 1998            1997
                                             ----------------------------

      Deferred tax assets:
       Future policy benefits                $  2,342,000    $  1,969,000
       Operating loss carryforwards             2,406,000       2,590,000
       Other                                      163,000         124,000
                                             ----------------------------
                                                4,911,000       4,683,000

      Deferred tax liabilities:
       Investments                             (5,031,000)     (5,946,000)
       Deferred policy acquisition
        costs                                  (3,247,000)     (2,523,000)

       Value of insurance in force
        acquired                               (2,090,000)     (2,533,000)

       Other                                     (393,000)       (373,000)
                                             ----------------------------
                                              (10,761,000)    (11,375,000)
                                             ----------------------------
      Deferred income tax liability          $ (5,850,000)   $ (6,692,000)
                                             ============================

The Company has federal net operating loss carryforwards reportable on its federal tax return aggregating $7,076,000 at December 31, 1998 which expire from 2009 to 2012.

6.  Retirement and Compensation Plans

Substantially all full-time employees of the Company are covered by a noncontributory defined benefit pension plan sponsored by ILoNA. The benefits are based on years of service and the employee's compensation. In addition, effective January 1, 1996, ILoNA adopted a nonqualified supplemental plan to provide benefits in excess of limitations established by the Internal Revenue Code (the Code). The Company records its required contributions as pension expense related to these plans. There were no material contributions to the plan during the years ended December 31, 1998, 1997, or 1996.

                     First Variable Life Insurance Company

6.  Retirement and Compensation Plans (continued)

Employees of the Company also are eligible to participate in a contributory defined contribution plan sponsored by ILoNA which is qualified under section 401(k) of the Code. The plan covers substantially all full-time employees of the Company. Employees can contribute up to 15% of their annual salary (with a maximum contribution of $10,000 in 1998) to the plan. The Company contributes an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions based on the discretion of the Board of Directors of ILoNA. Pension expense related to this plan was $77,000, $37,000, and $27,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

The Company also has certain other benefit and incentive plans. These plans are considered immaterial to the consolidated financial statements.

7.  Stockholder's Equity

Statutory Limitations on Dividends

The ability of the Company to pay dividends to ILoNA is restricted because prior approval of insurance regulatory authorities is normally required for payment of dividends to the stockholder which exceed an annual limitation. During 1999, this annual limitation aggregates $3,045,000; however, pursuant to a directive received from the Arkansas Insurance Department in 1991, any proposed payment of a dividend currently requires its approval. Also, the amount ($37,000,000 at December 31, 1998) by which stockholder's equity stated in conformity with generally accepted accounting principles exceeds statutory capital and surplus as reported is restricted and cannot be distributed.

Net loss for the Company, as determined in accordance with statutory accounting practices, was $2,466,000, $1,240,000, and $1,507,000 for the years ended
December 31, 1998, 1997, and 1996, respectively. Total statutory capital and surplus was $30,451,000 at December 31, 1998 and $33,556,000 at December 31, 1997.

                    First Variable Life Insurance Company

8.  Commitments and Contingencies

The Company leases its home office space and certain other equipment under operating leases which expire through 2001. During 1998, the Company moved to its current location and subleased its previous office space. Rent received under the sublease agreement is netted against rent expense in 1998. During the years ended December 31, 1998, 1997, and 1996, rent expense totaled $361,000, $228,000, and $206,000, respectively. At December 31, 1998, minimum rental payments due under all noncancelable operating leases, including the lease agreement on the Company's previous office space with initial terms of one year or more are:

             Year ending December 31:
             1999                                     $  673,000
             2000                                        689,000
             2001                                        328,000
             2002                                          6,000
             Thereafter                                    3,000
                                                      ----------
                                                      $1,699,000
                                                      ==========

The Company is involved in litigation where amounts are alleged that are substantially in excess of contractual policy benefits or certain other agreements. Management and its legal counsel do not believe any of these claims will result in a material loss to the Company.

Assessments are, from time to time, levied on the Company by life and health guaranty associations in most states in which the Company is licensed to cover losses of policyholders of insolvent or rehabilitated companies. In some states, these assessments can be partially recovered through a reduction in future premium taxes. Assessments have not been material to the Company's financial statements in the past. However, the economy and other factors have caused a number of failures of substantially larger companies since that time. At December 31, 1998 and 1997, the Company has not accrued for guaranty fund assessments based on its historical experience and information available from those making guaranty fund assessments. During 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-3 (SOP 97-3), "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," that will require, beginning in 1999, the accrual of guaranty fund assessments. The Company has not determined the impact of adopting SOP 97-3.

                    First Variable Life Insurance Company

9.  Related Party Transactions

The Company has a management agreement with ILoNA to provide for certain management services. Amounts paid by the Company pursuant to this agreement were $480,000 in both 1998 and 1997. In addition, an expense allocation agreement was entered into with Interstate Assurance Company, a subsidiary of ILoNA, to provide for certain administrative functions. Amounts paid during 1998 and 1997 by the Company pursuant to this agreement were $506,000 and $504,000, respectively.

10. Relocation of Company

In December 1997, management decided to relocate the operations of the Company from Boston to Illinois. As a result, at December 31, 1997, the Company accrued a liability of $1,200,000, which relates to benefits for involuntarily terminated employees, and certain other costs, including office and other lease cancellations and write-down of furniture and equipment. The relocation was substantially completed in June 1998.

11. Year 2000 Issues (Unaudited)

Like other financial and business organizations around the world, the Company could be adversely affected if its computer systems and those of its service providers do not properly process and calculate date-related information and data from and after January 1, 2000. The Company has completed an assessment of the Year 2000 impact on its systems, procedures, customers, and business processes and has begun converting critical data processing systems. In addition, the Company is gathering information about the Year 2000 compliance status of its significant service providers and will continue to monitor their compliance.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING REGARDING INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant and the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF
                                     1940

In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company represents that the fees and charges deducted under the Policies described in this Registration Statement on Form S-6, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company. First Variable Life Insurance Company bases its representation on its assessment of all the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for First Variable Life Insurance Company to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October
1996, including the range of industry practice.   This representation applies to
all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or in any variations thereof based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-Reference Sheet.

The prospectus consisting of _________________ pages.

The undertaking to file reports.

The undertaking regarding indemnification.

The representation pursuant to section 26(e) under the Investment Company Act of 1940.

The signatures.

Written consents of the following persons:
         Arnold R. Bergman (See Exhibit 2)
         Martin Sheerin (See Exhibit 6)

The following exhibits:

1.A      (1)  Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account.*

         (2)  Not Applicable.

         (3)  (a) Underwriting Agreement.* *

              (b) Form of Sales Agreement.* *

              (c) Commission Schedule for the Policies # # #

         (4)  Not Applicable.

         (5)  Specimen Variable Life Insurance Policy. # # #

         (6) (a) Articles of Incorporation of First Variable Life Insurance Company.# #
              (b) By-Laws of First Variable Life Insurance Company.* *

         (7)  Not Applicable.

         (8)  Form of Participation Agreement.* * *

         (9)  Not Applicable.

         (10) Specimen Flexible Premium Variable Life Insurance Application. # #
              #

2. Opinion and consent of Arnold R. Bergman, Vice President, General Counsel & Secretary, as to securities being registered. # # #

3.            Not Applicable.

4.       Not Applicable

5.       Not Applicable

6.       Opinion and consent of Actuary.# # #

7.       Consent of   Ernst & Young LLP, Independent Auditors. # # #

8.       Powers of Attorney. # # # # - of the following individuals appointing John M. Soukup or Arnold R. Bergman their attorney-in-fact to act for them in their capacities as Directors of the Company or otherwise, to do all things necessary to comply with the provisions and intent of the Securities Act of 1933 and the Investment Company Act of 1940 with respect to variable life insurance policies and variable annuity contracts:

           Ronald M. Butkiewicz    Shane W. Gleeson       Kenneth R. Meyer
           Michael J. Corey        Philip R. O'Connor
           Michael R. Ferrari      Jeff S. Liebmann


          _______________

      * Incorporated herein by reference to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on June 3, 1996 (File No. 333-05053).

    * * Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File No. 333-05053).

  * * * Incorporated herein by reference to Post-Effective Amendment No. 22 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on September 18, 1996 (File Nos. 333-12197, 811-04092).

* * * *       Filed herewith.

      # Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on January 3, 1997 (File No. 333-19193).

    # # Incorporated herein by reference to Post-Effective Amendment No. 21 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on April 29, 1996 (File Nos. 33-86738, 811-04092).

  # # #       Filed herewith.

# # # # Incorporated by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on or about April 27, 1998 (File No. 333-19193).

                                 EXHIBIT INDEX

Filed herewith, as indicated on the Exhibit list.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the First Variable Life Insurance Company has duly caused this Pre-effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 20th day of August, 1999.


                                       First Variable Life Insurance Company

                                       By:  /s/ John M. Soukup
                                            ---------------------
                                            John M. Soukup
                                            President



ATTEST:


/s/ Arnold R. Bergman
---------------------
Arnold R. Bergman
Secretary

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Separate Account VL of First Variable Life Insurance Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 20th day of August, 1999.


                               Separate Account VL of
                               First Variable Life Insurance Company
                                      (Registrant)

                               By:  First Variable Life Insurance Company
                                      (Depositor)

                              By: /s/ John M. Soukup
                                  ------------------
                                  John M. Soukup
                                  President



ATTEST:


/s/ Arnold R. Bergman
---------------------
Arnold R. Bergman
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated with First Variable Life Insurance Company, on the 20th day of August.


PRINCIPAL EXECUTIVE OFFICER:


/s/ John M. Soukup
------------------
John M. Soukup
President


PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:


/s/ Christopher S. Harden
-------------------------
Christopher S. Harden
Vice President & Treasurer


DIRECTORS:

/s/ Ronald M. Butkiewicz                             /s/ Clark A. Ramsey
------------------------                             -------------------
Ronald M. Butkiewicz                                 Clark A. Ramsey


/s/ John M. Soukup                                   /s/ Jeff S. Liebmann
------------------                                   --------------------
John M. Soukup                                       Jeff S. Liebmann


/s/ Michael J. Corey                                 /s/ Kenneth R. Meyer
--------------------                                 --------------------
Michael J. Corey                                     Kenneth R. Meyer


/s/ Michael R. Ferrari                               /s/ Philip R. O'Connor
----------------------                               ----------------------
Michael R. Ferrari                                   Philip R. O'Connor


/s/ Shane W. Gleeson                                 /s/ Norman A. Fair
--------------------                                 ------------------
Shane W. Gleeson                                     Norman A. Fair

              * By: /s/ Arnold R. Bergman
                    ---------------------
                    Arnold R. Bergman
                    Attorney-in-Fact